Filed pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-52798


PROSPECTUS


                                 464,785 Shares

                              METALDYNE CORPORATION
                       (formerly known as MascoTech, Inc.)


                                  Common Stock
                              --------------------

     The selling stockholders named in this prospectus under the heading "Selling Stockholders" are offering for sale, from time to time, up to 464,785 shares of common stock of Metaldyne Corporation.

     There is no public market for our common stock and none is expected to develop for any shares offered hereby for the foreseeable future. Our common stock traded on The New York Stock Exchange until November 28, 2000, when, as a result of a recapitalization merger, our common stock was delisted from The New York Stock Exchange. Purchasers of common stock hereby must be prepared to hold their shares indefinitely and be prepared to bear the risk of loss of their entire investment. This prospectus has been prepared in accordance with an agreement between Metaldyne and the selling stockholders.

     Each selling stockholder, acting as principal for its own account or in brokerage transactions at prevailing market prices, if any, or in transactions at negotiated prices, may offer its shares for sale. We will not receive any proceeds from the sale of the shares by these selling stockholders, but will pay the registration fee and our own expenses for registering the shares to be sold. The selling stockholders will receive all of the proceeds from the sale of their shares and will pay underwriting discounts and selling commissions, if any, applicable to any sale of shares covered by this prospectus.

     It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price, the underwriting discounts or selling commissions, if any, applicable to the sale of the shares covered by this prospectus and the net proceeds to the selling stockholders will be determined at the time of such sale by the selling stockholders.

     Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 6 to read about factors that you should consider before buying shares of our common stock.

                              --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 7, 2001

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any offer or sale of our common stock. In this prospectus, "Metaldyne," "we," "us" and "our" refer to Metaldyne and its subsidiaries.

                               -------------------

                                TABLE OF CONTENTS

                                             Page                                                   Page





Forward-Looking Statements......................i     Management.....................................40
Prospectus Summary..............................1     Security Ownership of Management and
The Offering....................................5       Certain Beneficial Owners ...................49
Risk Factors....................................6     Certain Relationships And Related
The Recapitalization...........................14       Transactions ................................54
Use of Proceeds................................16     Description of Capital Stock...................58
Dividend Policy................................16     Description of Our Indebtedness................62
Determination of Offering Price................16     Plan of Distribution...........................66
Capitalization.................................17     Legal Matters..................................67
Selling Stockholders...........................19     Experts........................................67
Pro Forma Financial Data.......................20     Where You Can Find Additional Information......67
Selected Historical Financial Data.............23     Index to Financial Statements.................F-1
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ..................................24
Business.......................................32


                              --------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

     o    our business and acquisition strategies;

     o    our liquidity and capital expenditures;

     o    our debt levels and ability to obtain financing and service debt;

     o    competitive pressures and trends in the automotive supply industry;

     o cyclicality and economic condition of the industries we currently serve;

     o    uncertainty regarding our future operating results;

     o    prevailing levels of interest rates; and

     o plans, objectives, expectations and intentions contained in this prospectus that are not historical.

     All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in the shares of common stock offered by this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless the context otherwise requires, all information in this prospectus which refers to "Metaldyne" or "we" or "our" refers to Metaldyne and its subsidiaries. For purposes of this prospectus, when we describe information on a pro forma basis, we are giving effect to our acquisition of Simpson Industries, Inc., and in certain cases additional adjustments as described herein.

Our Company

     We are a leading global diversified industrial manufacturer of highly engineered products for transportation, industrial and consumer markets. Our products include metal-formed and precision-engineered components and modular systems used in vehicle engine, transmission and driveline applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. We serve a broad range of over 150 automotive and industrial customers, including Amoco, Bayer, BMW, Boeing, Dana, DaimlerChrysler, Dow Chemical, Ford, Visteon, General Motors, Delphi, Honda, John Deere, Johns Manville, New Venture Gear, TRW, U-Haul and Wal-Mart. We operate through two business groups -- our Metal Forming Group, which accounts for approximately two-thirds of our sales, and our Diversified Industrial Product Group, which accounts for the remaining one-third of our sales.

     In November 2000, we were acquired by an investor group led by Heartland Industrial Partners, L.P. ("Heartland") and Credit Suisse First Boston ("CSFB") in a recapitalization transaction. Heartland is a private equity fund established to "buy, build and grow" industrial companies in sectors with attractive consolidation opportunities. We believe the recapitalization and Heartland's investment in us will allow us to aggressively pursue internal growth opportunities and strategic acquisitions and to increase the scale and profitability of our businesses. In our Metal Forming Group, an important trend in our markets is that of automotive original equipment manufacturers, or OEMs, seeking to outsource their metal component design, engineering, fabrication and assembly functions. As a leading supplier of highly engineered metal parts with strong machining, assembly and module capabilities, we believe we are positioned to provide an integrated, full service solution to the engine, transmission and driveline components and module needs of our customers. We plan to add capabilities, through internal investment and select acquisitions, in additional metals and processes (such as ductile iron, aluminum and magnesium) to enhance our full service offering. We intend to also grow our diversified industrial products businesses through internal investment and acquisitions of businesses that share key characteristics with our existing diversified businesses. We believe our diversified businesses share highly focused product strategies based on proprietary capabilities, strong market share positions and high operating margins.

Our Business Groups

     We operate through two business groups -- Metal Forming and Diversified Industrial Products. Both groups have businesses with leading market shares, state-of-the-art technologies and superior product quality.

     Metal Forming Group. Our Metal Forming Group manufactures a broad range of engineered metal products used in automotive and industrial applications and combines capabilities in engineering, design, machining and assembly. The Metal Forming Group's sales are primarily to light vehicle OEMs and component assemblers, but also include other customers in the aerospace, heavy truck, construction, general industrial and consumer markets. The Metal Forming Group's products include cold, warm and hot forged products, forged and conventional powdered metal products and tubular fabricated products used in engine, transmission and drivetrain components, assemblies and sub-assemblies. In addition, the Metal Forming Group manufactures specialty fasteners and other metal-formed products used in a variety of industrial applications. We believe the Metal Forming group has the leading North American market share in several of its key products, including hot forgings, powder metal connecting rods, and forged shafts and is the second largest independent "machining and assembly" supplier.

     We have added strong capabilities in machining and sub-assembly and light metals through the acquisition of Simpson Industries, Inc. ("Simpson") in December 2000 and a strategic relationship with Global Metal Technologies, Inc. ("GMTI"), which was acquired by Heartland in January 2001. As a result of the Simpson acquisition, we add world class machining and assembly capabilities and can offer OEM customers an integrated solution for their needs by combining design, engineering, metal forming, machining and sub-assembly capabilities. Through our strategic relationship with GMTI, which is a leading provider of precision aluminum die castings, we have added forming capabilities in aluminum, which is experiencing strong growth due to its lightweight characteristics. The Simpson acquisition and the GMTI relationship will provide us with opportunities to reduce costs in certain sales, marketing, administration and overhead functions and to improve operational efficiency.

     Diversified Industrial Product Group. Our Diversified Industrial Products Group manufactures towing and related accessories as well as a broad range of products used in industrial applications. The Diversified Industrial Product Group's towing and accessories products include trailer hitches, hitch mounted accessories, jacks, couplers and winches, roof racks and related electrical products. These products are sold to customers such as Wal-Mart, K-Mart and U-Haul and independent hitch installers. Specialty industrial products include closures and dispensing products, gaskets, insulation products and precision cutting tools for a wide variety of customers in the chemical, refining, container, construction and other industries. Key customers include Dow, BASF, Bayer, Pepsi, Sherwin Williams, Exxon Mobil, Lyondell and Chevron.

Our Business Strategies

     Our goal in the Metal Forming Group is to become the leading supplier of high quality, low cost metal formed components, assemblies and modules to the global transportation industry. As a result of the competitive pressures on automotive manufacturers to improve quality and reduce costs, time to market, overhead and inventory, several trends have emerged which are important to our strategy, including: (i) the desire of OEMs and certain Tier 1 suppliers to outsource the design and manufacture of metal parts in engine, transmission and driveline applications, (ii) increasing demand for fully integrated modular assemblies, and (iii) the globalization and consolidation of the supply base. Our strategy to capitalize on these trends includes the following elements:

     o Capitalize on Full-Service, Integrated Supply Opportunities. We intend to leverage our strengths in forged steel and powder metal components by adding metal capabilities in ductile iron foundry, aluminum foundry and aluminum and magnesium die casting. By offering a full complement of metal solutions we believe we will be able to offer OEMs "one-stop" shopping to optimize weight, cost, stress, durability, fatigue resistance and other metal component attributes. With the largest North American market shares in certain engineered forging and powder metal application, and the second largest non-captive machining and assembly capability, we believe we have a competitive advantage in becoming a fully integrated supplier. Our capabilities in engineering, design, machining and assembly, position us to capture a greater share of the "value chain" and deliver customers finished sub-assemblies and modules rather than independent parts. Recently we have had opportunities to pursue new business opportunities utilizing our integrated capabilities to supply a larger percentage of the value added content of certain applications which could result in significant increases in content per vehicle on related programs.

     o Invest in Engineering, Design and Information Technology. We plan to continue investing in technology and design capability to support our products. We believe that in order to effectively develop total metal component and assembly solutions it is necessary to integrate research, development, and design elements with product fabrication, machining, finishing and assembly. We believe that our larger scale and broader product line relative to several of our competitors will enable us to more efficiently invest in engineering, design and information technology and develop a significant competitive advantage. In addition, we plan to implement advanced information technology systems to enable us to reduce overhead and administrative expenses.

     o Pursue Global Expansion Opportunities. Global expansion is an important component of our growth strategy. A significant portion of the global market for engineered metal parts is outside of North America. Further, as OEMs continue to consolidate their supply base, they are looking for global suppliers that can provide seamless product delivery across geographic production regions. We believe our size, strong market shares in North America and customer relationships uniquely position us to capitalize on this trend.

     o Capture Benefits from Economies of Scale and Operating Synergies. As we grow our businesses, we will seek to improve our sourcing costs for key commodity inputs, such as primary and secondary scrap, hot bar and rod and other key raw material components for our Metal Forming Group. In addition, as a larger company we will be able to spread our engineering and product development costs over a larger sales base. Furthermore, acquisitions and strategic relationships typically present opportunities for cost reductions through operational efficiency. Through the Simpson acquisition and the GMTI relationship, we have already developed customer-based marketing teams, identified overhead that can be shared and targeted opportunities for restructuring and coordination of design, engineering, administrative and raw material purchasing functions.

     Our strategy in the Diversified Industrial Group is to aggressively pursue internal growth opportunities and selected strategic acquisitions to create a significant portfolio of industrial businesses that share common and complementary characteristics, including proprietary technologies, market leadership in niche industrial markets, strong brand names, high operating margins, strong free cash flow generation and above average growth opportunities. Several of our businesses have significant growth opportunities related to new product development and expansion into new markets. In addition, we believe there are significant opportunities to reduce overhead and administrative costs across these businesses through the use of information technology and shared services. We also believe we can reduce operating costs by combining and rationalizing certain operations.

Recent Developments

     The Recapitalization. On November 28, 2000, we completed a recapitalization transaction which resulted in an investor group led by Heartland and CSFB acquiring control of us. Pursuant to the recapitalization, our publicly traded common stock was converted into the right to receive $16.90 in cash plus additional cash amounts, if any, based upon the net proceeds from any future disposition of the stock of Saturn Electronics & Engineering Inc. owned by us. Only holders of our common stock at the time of the recapitalization will be entitled to proceeds from any disposition of our Saturn stock. Investors in the common stock offered hereby will not be entitled to receive any Saturn proceeds. In connection with the recapitalization, certain of our stockholders, primarily Masco Corporation and Richard A. Manoogian and the related Richard and Jane Manoogian Foundation, agreed to roll over a portion of their investment in us and consequently remain as stockholders in Metaldyne.

     The recapitalization, the repayment of certain of our existing indebtedness and the payment of fees and expenses in connection with the recapitalization was financed through approximately (1) $435 million in equity financing provided by Heartland and its affiliates, investment funds associated with CSFB, and other equity co-investors, (2) $123.8 million of proceeds from the sale of certain equity investments owned by us, (3) $1,016 million from borrowings under our credit facility and (4) $118.5 million of proceeds from the sale of accounts receivable pursuant to a new accounts receivable facility.

     Simpson Acquisition. On December 15, 2000, we acquired Simpson, for total consideration of approximately $365 million, including fees and expenses and the assumption of indebtedness. Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. We believe that Simpson will further enhance our vertical integration in the metal forming industry. The acquisition of Simpson, the repayment of certain indebtedness of Simpson and the payment of fees and expenses in connection with the acquisition of Simpson was funded with approximately (1) $126 million in additional common equity financing provided by Heartland and other equity co-investors, (2) $203 million from borrowings under our credit facility ($200 million in term loans and $3 million in revolving credit borrowings) and (3) $36 million from the sale of accounts receivable pursuant to our accounts receivable facility. Subsequent to the acquisition of Simpson we repaid approximately $50.0 million of term loans with the proceeds of certain sale-leaseback transactions.

     Strategic Relationship with Global Metals Technologies, Inc. In January 2001, Heartland acquired GMTI, a leading supplier of aluminum die cast components to the automotive industry. We intend to explore a range of opportunities for realizing benefits from our affiliation with GMTI, including a possible merger of GMTI into our operations in the future. The timing and terms of any such transaction are uncertain and we reserve the right not to pursue it. To achieve the strategic value of our affiliation with GMTI, we entered into a strategic services agreement with GMTI. Under this agreement, we and GMTI provide one another with extensive support and services at cost and are coordinating raw material and energy purchases. Our arrangements include joint sales and marketing programs and initiatives.

                                 ---------------

     Investors in our common stock are cautioned that we may announce material transactions after the date of this prospectus. We reserve the right to refuse to effect a transfer of shares of common stock offered hereby if, at the time that shares are presented to us for transfer, we determine that this prospectus contained a material misstatement or omission. We intend to notify the selling stockholders of any such circumstance and to request that they immediately cease to use this prospectus until we are in a position and are able to correct any potential misstatement or omission.

     We were incorporated in Delaware in 1984. Our principal executive offices are located at 47603 Halyard Drive, Plymouth, Michigan 48170. Our telephone number is (734) 207-6200. Our Internet address is www.metaldyne.com. This Internet address is provided for informational purposes only and is not intended to be used as a hyperlink. Information on our web site does not constitute part of this prospectus.

                                  The Offering

Common stock offered by the selling stockholders.
                                                           464,785 shares.
Common stock to be outstanding after this
   offering......................................          41,338,224 shares as of the date of this prospectus.
                                                           This includes 2,674,781 shares of unvested restricted
                                                           stock held by our employees, that are subject to
                                                           vesting through January 14, 2004.  This information
                                                           does not give effect to any future elections for cash
                                                           in lieu of restricted stock to which such employees
                                                           may be entitled.

Absence of Public Market.........................          All of our outstanding common stock (other than the
                                                           shares offered by this prospectus)  is subject to
                                                           either restrictions on transfer under the federal
                                                           securities laws or contractual restrictions under a
                                                           shareholders agreement or the recapitalization
                                                           agreement.  No public market will develop for the
                                                           shares offered hereby for the foreseeable future.
Use of Proceeds..................................          We will not receive any proceeds from the sale of our
                                                           common stock by the selling stockholders.  See "Use of
                                                           Proceeds."


                                  RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, results of operations and financial condition could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Lack of a Public Market for the Common Stock -- There will be no trading market for these shares of common stock for the foreseeable future.

     As a result of the recapitalization, no trading market for our common stock exists. No public market for our common stock will develop unless we or one of our stockholders undertakes a significant underwritten public offering. We do not expect this to happen in the foreseeable future. Should a market develop, it may not be active and our common stock could trade at prices lower than the price at which you purchased your shares. Moreover, while we currently report our financial results publicly due to the existence of the publicly traded 4 1/2% convertible subordinated debentures and due to the number of holders of our common stock, we cannot assure you that we will continue to be so obligated. The lack of publicly available financial results could further adversely affect the market for, and value of, your shares.

     Should a market develop, its liquidity will be affected by a number of factors, including general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry or labor relations, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts' estimates of our future performance or that of our competitors or our industry. Recently, the stock market has experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded.

Leverage; Ability to Service Debt -- We may not be able to manage our business as we might otherwise do so due to our high degree of leverage.

     We incurred indebtedness in connection with the recapitalization and the Simpson acquisition that is substantial in relation to our stockholders' equity. As of December 31, 2000, we had approximately $1.5 billion of outstanding debt and approximately $252.9 million of stockholders' equity. We expect our acquisition activities to be financed with further indebtedness. The degree to which we are leveraged will have important consequences, including the following:

     o our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, business development efforts or general corporate purposes may be impaired;

     o a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, thereby reducing the funds available to us for other purposes;

     o our operations are restricted by our debt instruments, which contain material financial and operating covenants, and those restrictions will limit, among other things, our ability to borrow money in the future for working capital, capital expenditures, acquisitions or other purposes;

     o indebtedness under our credit facility is at variable rates of interest, which makes us vulnerable to increases in interest rates;

     o our leverage may place us at a competitive disadvantage as compared with our less leveraged competitors;

     o our substantial degree of leverage will make us more vulnerable in the event of a downturn in general economic conditions or in any of our businesses; and

     o our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

     Our ability to service our debt and other obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. See "Description of Our Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Liquidity and Capital Resources -- If we are unable to raise junior capital, our liquidity and business strategies will be adversely impacted.

     Our principal sources of liquidity are our $300 million revolving credit facility and $225 million accounts receivable financing, but there are significant limitations on our use of these facilities by reason of the near-term maturity of our outstanding $305 million of convertible subordinated debentures. Our credit facility contains provisions that are designed to ensure that we have the necessary liquidity to repay the convertible subordinated debentures. Under the credit facility, we must maintain restricted cash either in escrow from the proceeds of other subordinated debt financing or equity financing or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts at specified dates until the maturity of the convertible subordinated debentures, in an amount which grows to $205 million by the maturity date of the convertible subordinated debentures. To address the balance of the amount due on the convertible subordinated debentures, we have secured a commitment from Masco Corporation, one of our shareholders, to purchase up to $100 million of a new issue of Metaldyne subordinated debt from us, subject to limited conditions, on or prior to October 31, 2003. We are obligated by our credit facility to utilize our subordinated loan commitment from Masco to satisfy our obligations in respect of the convertible subordinated debentures, upon maturity, conversion or otherwise, to the extent that we have not raised other subordinated debt or equity. Should Masco default in its obligations, we will be materially and adversely affected, will be in default under our credit facility and certain other obligations and may have difficulty in securing the necessary financing to meet our obligations, including in respect of the convertible subordinated debentures. Moreover, if we are not otherwise in compliance with the terms of our credit agreement we may not be able to satisfy such obligation. By reason of the foregoing, we do not expect to be able to utilize our full revolving credit commitments, absent being able to raise additional junior financing. In the event that we are unsuccessful in raising additional junior financing, our acquisition activities will also be materially impaired and we may have difficulty with respect to our liquidity should we encounter difficult business conditions.

Challenges of Acquisition Strategy -- We may not be able to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions.

     One of the primary purposes of our recapitalization was to enable us to pursue acquisition opportunities to become a full-service provider of engineered metal products for our customers. We continually evaluate potential acquisitions and engage in discussions with acquisition candidates for our Metal Forming Group, as well as for our Diversified Industrial Product Group. We intend to actively pursue acquisition opportunities, some of which could be material. We have entered into a strategic relationship with GMTI, which is owned by our largest shareholder, Heartland. We intend to continue to explore possible strategic relationships with GMTI, including marketing programs and a merger of GMTI into our company. We cannot assure you that we will pur-sue or be able to finance an acquisition of GMTI. There can be no assurance that other suitable acquisition candidates will be identified and acquired in the future, that the financing for any such acquisitions will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our full metal services strategies will be successfully received by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquiror and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

Substantial Capital Expenditure Requirements -- If we are unable to meet future capital requirements, our business will be adversely affected.

     We operate in a capital intensive industry. We have made an aggregate of $655 million in capital investments (including Simpson) from 1996 through 2000 to, among other things, maintain and upgrade our facilities and enhance our production processes. This level of capital expenditures was needed to:

     o    increase production capacity;

     o    improve productivity;

     o    satisfy customer requirements; and

     o    upgrade selected facilities to meet competitive requirements.

     We have planned capital expenditures of up to approximately $133 million in 2001. We believe that we will be able to fund these expenditures through cash flow from operations, borrowings under our existing credit agreement and sales of receivables under our receivables facility. We cannot assure you that we will have adequate funds to make all required maintenance capital expenditures or that the amount of future capital expenditures will not be materially in excess of our anticipated expenditures. If we are unable to make necessary capital expenditures, our business will be adversely affected.

Substantial Restrictions and Covenants -- Restrictions in our credit facility limit our ability to take certain actions.

     Our credit facility contains covenants that restrict our ability to:

     o    pay dividends or redeem or repurchase capital stock;

     o    incur additional indebtedness and grant liens;

     o    make acquisitions and joint venture investments;

     o    sell assets; and

     o    make capital expenditures.

     Our credit facility also requires us to comply with financial covenants relating to interest coverage and leverage. In addition, our accounts receivable facility contains covenants and requirements regarding the purchase and sale of receivables. There can be no assurance that we will be able to satisfy these covenants in the future or that we will be able to pursue our new business strategies within the constraints of these covenants. If we cannot comply, the value of our common stock may be materially and adversely affected. In addition, our accounts receivable facility contains concentration limits with respect to the percentage of receivables we can sell from a particular customer. The concentration limits are based on the credit ratings of such particular customer. If one or more of our customers were to have its credit ratings downgraded and consequently the amount of receivables of such customer that we could sell were decreased, our business could be materially adversely affected.

     Our ability to comply with our covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of our covenants could result in an event of default under our credit facility, which could cause an event of default under our accounts receivable facility and our equipment lease financing. Such breach would permit the lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued interest, and the commitments of the lenders to make further extensions of credit under our credit facility could be terminated. In addition, such breach may cause a termination of our accounts receivable facility and our equipment lease financing. If we were unable to secure a waiver or repay such indebtedness, our secured lenders could proceed against their collateral. We do not presently expect that alternative sources of financing will be available to us under these circumstances or available on attractive terms.

Dependence on Automotive Industry and Industry Cyclicality -- The industries in which we operate are dependent upon the economy and are cyclical.

     Our sales for use in the OEM segments of the automotive industry accounted for approximately one-half of our pro forma 2000 net sales. While we may engage in acquisitions for our Diversified Industrial Product Group that reduce this percentage, it is more likely that the effect of acquisitions for our Metal Forming Group will be to increase this percentage. The automotive industry is highly cyclical, is dependent on consumer spending, interest rates and consumer confidence and is subject to, among other things, general economic conditions and the impact of international trade. In addition, the automotive industry is significantly unionized and subject to work slowdowns and stoppages resulting from labor disputes. We also sell products to customers in other industries that experience cyclicality in demand for products, such as the construction, industrial equipment, truck and electrical equipment industries.

     There are signs of increasing weakness in the economy generally. A general recession would have a material adverse effect on us and on our customers. Recently reported results from North American automotive manufacturers reflect weakness in demand for their products which may continue throughout 2001 and beyond. A downturn in the North American automotive industry could have a material adverse effect on us. In addition, a portion of our net sales result from products we manufacture for SUVs and light trucks, which, until recently, have experienced positive sales trends for several years. There can be no assurance that sales of these vehicles will not continue to decline. A decrease in consumer demand for the models that generate most of our sales, our failure to obtain sales orders for new or redesigned models or pricing pressure from our customers or competitors could have a material adverse effect on us. For example, a major customer has announced a requirement that suppliers reduce, by 5%, their prices, effective January 1, 2001.

     While our ten largest customers accounted for less than one half of our pro forma 2000 net sales and represent a range of industries, certain of our individual operating businesses have a larger concentration of sales to particular automotive or other customers. Although we consider our relations with our customers to be good, the loss of certain automotive or other customers could have a material adverse effect on us.

Dependence on Third-Party Suppliers and Manufacturers -- The loss of a substantial number of our suppliers could affect our financial health.

     Generally, our raw materials requirements are obtainable from various sources and in quantities desired. While we currently maintain alternative sources for raw materials, our businesses are subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials, component parts and specialty fasteners. Under long term supply contracts for special bar quality steel, we have established the prices at which we will purchase most of our steel requirements. We may not be able to renegotiate future prices under those contracts at prices favorable to us, depending on industry conditions. The domestic steel industry has experienced substantial financial instability due to numerous factors, including energy costs and the effect of foreign competition. Adverse developments in the steel industry, including bankrupticies, could materially adversely affect us. In addition, failure by suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, would have a material adverse effect on us.

Our Industries Are Highly Competitive -- Recent trends among our customers will increase competitive pressures in our businesses.

     The markets for our products are highly competitive. Our competitors include driveline component manufacturing facilities of existing OEMs, as well as independent domestic and international suppliers. Certain of our competitors are large companies that have greater financial resources than us. We believe that the principal competitive factors are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. The rapidly evolving nature of the markets in which we compete may attract new entrants as they perceive opportunities, and our competitors may foresee the course of market development more accurately than we may. In addition, our competitors may develop products that are superior to our products or may adapt more quickly than us to new technologies or evolving customer requirements. In our fastener segment, we compete with domestic full-line industrial fastener distributors and other domestic distributors that offer fasteners in addition to other products, as well as a number of fastener manufacturers who, in certain circumstances, may sell directly to OEMs. Recent trends by OEMs to limit their number of outside vendors and moderate growth in the industrial fastener industry have resulted in increased competition as many manufacturers and distributors have reduced prices to compete more effectively. Management expects competitive pressures in our markets to remain strong. Such pressures arise from existing competitors, other companies that may enter our existing or future markets and, in certain cases, our customers, which may decide to move production in-house of certain items sold by us. In addition, some of our competitors and customers solicit bids for and obtain business via the Internet. Because e-commerce is a relatively recent development, we cannot predict the impact, if any, that this medium will have on us. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on us.

Dependence on Key Personnel and Relationships -- We depend on the services of other key individuals and relationships, the loss of which would materially harm us.

     Our success will depend, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us. Our controlling stockholder, Heartland Industrial Partners, provides us with valuable strategic, operational and financial guidance and our former controlling stockholder, Masco Corporation, provides us with valuable transitional corporate services which transitional services are not required to be provided after calendar year 2002. Masco has provided corporate services to us since 1984. To the extent that we cannot provide either internally or through third parties the services provided to us by Masco at a comparable cost, our business and financial results could be materially adversely affected.

Labor Relations -- A portion of our workforce is unionized.

     As of December 31, 2000, approximately 27% of our work force is unionized, principally through the United Auto Workers union. We experienced a labor strike at our Fraser, Michigan plant which lasted from July 1997 to June 1998 and involved approximately 140 employees. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could have a material adverse effect on us. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected.

Labor Stoppages Affecting OEMs -- Slowdowns, strikes or similar actions could have a material adverse effect on our results of operations.

     Many OEMs and their suppliers have unionized work forces. Work stoppages or slowdowns experienced by OEMs or their suppliers could result in slowdowns or closures of assembly plants where our products are included in assembled vehicles. For example, over the past four years, there have been labor strikes against General Motors that have resulted in work stoppages at General Motors. Furthermore, organizations responsible for shipping our customers' products may be impacted by occasional strikes staged by the Teamsters Union. Any interruption in the delivery of our customers' products would reduce demand for our products and could have a material adverse effect on us.

International Sales -- A growing portion of our revenue may be derived from international sources, which presents separate uncertainty for us.

     A portion of our revenue, 13% for the year ended December 31, 2000, is derived from sales outside of the United States. As part of our business strategy, we intend to expand our international operations through internal growth and acquisitions. Sales outside of the United States, particularly sales to emerging markets, are subject to other various risks which are not present in sales within U.S. markets, including currency fluctuations, governmental embargoes or foreign trade restrictions such as antidumping duties, changes in U.S. and foreign governmental regulations, tariffs, fuel duties, other trade barriers, the potential for nationalization of enterprises, economic downturns, inflation, environmental regulations, political, economic and social instability, foreign exchange risk, difficulties in receivable collections and dependence on foreign personnel and foreign unions. In addition, there are tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries. To the extent such repatriation is necessary for us to meet our debt service or other obligations, this will adversely affect us. The occurrence of or increase in any adverse international economic conditions could have a material adverse effect on us.

Product Liability -- Our businesses expose us to product liability risks that could materially and adversely impact us.

     Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and products of third-party vendors that we use or resell. While we currently maintain what management believes to be suitable and adequate product liability insurance, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. In the event of a claim against us, a lack of sufficient insurance coverage could have a material adverse effect on us.

Environmental Matters -- We have been and may be subject in the future to potential exposure to environmental liabilities.

     Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of the environment governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and other materials, and remediation of contaminated sites. Our subsidiaries were named as potentially responsible parties in several sites requiring cleanup related to disposal of wastes we generated. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred expenses for all these sites over a number of years, a portion of which has been covered by insurance. In addition to the foregoing, our businesses have incurred expenses to clean up company-owned or leased property.

     We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities in the future. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Government Regulation -- Fastener Quality Act.

     The Fastener Quality Act of 1990 regulates the manufacture, importation and distribution of certain high-grade industrial fasteners in the United States. The Fastener Act, which was amended in June 1999, requires some testing, certification, quality control and recordkeeping by the manufacturers, importers and distributors of such fasteners. As a result, we, along with other fastener suppliers, are required to maintain records and product tracking systems. We have tracking and traceability systems, which, to date, have not materially increased expenses. However, there can be no assurance that future regulations will not result in materially increased costs for us.

Control by Principal Stockholder -- We are controlled by Heartland, whose interests in our business may be different than yours.

     As a result of the recapitalization, Heartland Industrial Partners and its affiliates are able to control our affairs in all cases, except for certain actions specified in a shareholders agreement among Heartland, Credit Suisse First Boston Equity Partners, L.P., Masco Corporation, Richard Manoogian and their various affiliates and certain other investors. Under the shareholders agreement, holders of approximately 90% of our shares of common stock have agreed to vote their shares for directors representing a majority of our board that have been designated by Heartland. You should consider that the interests of Heartland, as well as our other owners, will likely differ from yours in material respects. See "Related Party Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

Terms of Shareholders Agreement -- Provisions of the shareholders agreement impose significant operating and financial restrictions on our business.

     Under the shareholders agreement, specified actions require the approval of representatives of Credit Suisse First Boston Corporation, until such time as we consummate a public common stock offering for at least $100 million in gross proceeds to us. Such actions include certain acquisitions by us, the selection of a chief executive officer, certain debt restructurings; and any liquidation or dissolution of us. You should consider that we and our stockholders may be unable to agree with CSFB on the implementation of such fundamental trans-actions and other matters. This sort of disagreement may materially and adversely affect us. In addition, directors designated by Heartland could block actions even if other directors deem them advisable.

Dilution -- Future issuances of shares of our common stock may dilute the interests of our existing stockholders.

     In connection with our acquisition strategy, we expect to issue additional shares of our common stock to finance acquisitions and we expect to implement employee incentive and other programs involving issuances of additional common stock. In addition, holders of our restricted stock will receive additional shares of restricted stock over the next three years under the terms of the recapitalization agreement. Metaldyne shareholders that are parties to a Metaldyne shareholders agreement will have the right to participate in certain future issuances of our equity securities. Any issuance of additional shares of common stock may result in economic dilution of the interest of investors in the shares of common stock offered hereby.

                              THE RECAPITALIZATION

     On November 28, 2000, we completed a recapitalization in which we merged with Riverside Acquisition Corporation pursuant to a recapitalization agreement dated August 1, 2000, as amended, between us and Riverside Acquisition Corporation. Pursuant to the recapitalization agreement, each issued and outstanding share of our common stock at the time of the recapitalization (other than unvested shares of restricted stock and shares of common stock held by a merger subsidiary of Heartland) was converted into the right to receive $16.90 in cash plus additional cash amounts based upon the net proceeds of the disposition of the stock of Saturn Electronics & Engineering Inc. held by Metaldyne. Although no disposition of the stock of Saturn Electronics & Engineering was made prior to the merger or has been made to date, former holders of our common stock as of the merger will be entitled to amounts based upon the net proceeds, if any, from any future disposition of that stock if and when a disposition is completed. The amount which will be paid to such former stockholders will equal the proceeds in excess of $18.0 million and less than or equal to $40.0 million, any proceeds in excess of $55.7 million and less than or equal to $56.7 million as well as 60% of any such proceeds in excess of $56.7 million. The shares offered by this prospectus will not share in such payment. All other amounts of proceeds will be retained by Metaldyne. Pursuant to the recapitalization agreement, each outstanding share of Riverside Acquisition Corporation immediately prior to the merger was converted into one share of common stock of Metaldyne.

     Each unvested restricted stock award was canceled immediately prior to the recapitalization and after the recapitalization a new restricted stock award with the same number of shares was substituted for it having vesting terms set forth in the recapitalization agreement. Holders of options with an exercise price below the merger consideration were entitled to cash equal to the difference between such merger consideration and the exercise price for such options. Holders of options with the exercise price below the merger consideration and former holders of restricted stock will also be entitled to additional cash amounts from the proceeds of the disposition of Saturn stock in accordance with the recapitalization agreement.

     In connection with the recapitalization and in accordance with an exchange and voting agreement, Richard A. Manoogian, the Richard and Jane Manoogian Foundation, Masco Corporation and specified institutional investors converted a portion of their common stock into preferred stock of Metaldyne. Such preferred stock was converted in the merger into common stock and/or preferred stock of Metaldyne, as the survivor of the recapitalization merger.

     On December 15, 2000, we acquired Simpson for total consideration of approximately $365.0 million, including assumption of indebtedness.

     The following summarizes the aggregate sources and uses of funds for the recapitalization and the Simpson acquisition, after giving effect to certain sale-leaseback financings undertaken following the Simpson acquisition to repay related term debt:

        Sources:
        Credit facility borrowings (1)...........................................      $1,168.9
        New accounts receivable facility financing...............................         154.8
        New cash equity..........................................................         561.0
        Sale of Metaldyne equity investments.....................................         123.8
        Rollover of Metaldyne convertible subordinated debentures................         305.0
        Sale-leaseback financings................................................          50.0
        Metaldyne Series A preferred stock (2)...................................          36.1
        Rollover of Metaldyne common stock (2)...................................          82.7
        Rollover of Metaldyne stock awards (3)...................................          63.2
        Cash on hand.............................................................           3.7
                                                                                      ---------
             Total sources.......................................................      $2,549.2
                                                                                      =========
        Uses:
        Merger consideration paid to former Metaldyne shareholders in
          cash (4)...............................................................      $  597.6
        Merger consideration paid to former Simpson shareholders in cash
          (4)....................................................................         234.6
        Repayment of indebtedness, including accrued interest and
          prepayment penalties, and retirement of former accounts
          receivable facility....................................................       1,129.8
        Rollover of Metaldyne convertible subordinated debentures................         305.0
        Rollover of Metaldyne common stock (2)...................................          82.7
        Rollover of Metaldyne stock awards (3)...................................          63.2
        Metaldyne series A preferred stock (2)...................................          36.1
        Estimated fees and expenses .............................................         100.2
                                                                                      ---------
             Total uses..........................................................      $2,549.2
                                                                                      =========

---------------------
(1) Includes $1,150 million of term loan borrowings and $19 million of revolving credit borrowings.

(2) Richard A. Manoogian, the Richard and Jane Manoogian Foundation, Masco Corporation and specified institutional investors effectively continued their aggregate equity investment in Metaldyne in the form of approximately $74.8 million of common stock (which is valued at $16.90 per share, but excludes Mr. Manoogian's restricted stock awards) and $36.1 million in liquidation value ($33.1 million estimated fair value for accounting purposes) of Series A preferred stock (held by Masco Corporation). Also included in such number is common stock issued to the selling stockholders to meet an obligation arising from the recapitalization valued at $7.9 million using the $16.90 per share paid in the recapitalization.

(3) An aggregate of 3,677,498 shares of unvested Metaldyne restricted stock were cancelled immediately prior to the recapitalization which were substituted with 3,677,498 shares of new restricted stock immediately following the recapitalization. The value of these restricted stock awards at $16.90 per share was approximately $63.2 million. While holders of restricted stock awards were entitled to make cash elections in respect of a portion of their restricted stock awards that vested upon the recapitalization, no cash was required at closing related to these cash elections. Approximately $6 million of cash was required in 2000 after the closing of the recapitalization and was financed with revolving credit borrowings or cash on hand. For information concerning our continuing restricted stock award obligations, see "Management -- Restricted Stock Awards."

(4)  Includes payments in respect of in-the-money options.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. All of the proceeds from the sale of shares of our common stock by the selling stockholders will be received by the selling stockholders.

                                 DIVIDEND POLICY

     We do not currently pay dividends on our common stock and it is our current policy to retain earnings to repay debt and finance our operations and acquisition strategies. In addition, our credit facility restricts our payment of cash dividends on our common stock. See "Description of Our Indebtedness." Prior to the recapitalization, we paid dividends of $0.08 per share during the first three quarters of 2000 and the last two quarters of 1999; $0.07 per share during the first two quarters of 1999 and the last two quarters of 1998; and $0.06 per share during the first two quarters of 1998.

                         DETERMINATION OF OFFERING PRICE

     The offering price of the common stock offered by this prospectus is indeterminate as of the date of this prospectus. The common stock may be offered for sale by the selling stockholders from time to time in transactions on the over-the-counter market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices (if any should exist) at the time of sale, at prices related to market prices (if any should exist) or at negotiated prices. See "Plan of Distribution."

                                 CAPITALIZATION

     The following table sets forth our unaudited cash and cash equivalents and capitalization as of December 31, 2000, which reflects the recapitalization and the Simpson acquisition, which occurred in November and December 2000, respectively. You should read this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                                              At December 31, 2000
                                                                                 (In thousands)
Cash and cash equivalents..................................                     $         26,320
                                                                            ==========================
Current portion of long-term debt..........................                               46,350
Long-term debt:
   Credit facility (1).....................................                     $      1,198,190
   4.5% convertible subordinated debentures (2)............                              305,000
   Other...................................................                               29,100
   Less:  current portion of long-term debt................                              (46,350)
                                                                            --------------------------
         Total long-term debt                                                          1,485,940

Redeemable preferred stock, 361,001 shares issued
     and outstanding(3) ...................................                               33,370
Redeemable restricted common stock.........................                               43,420
Less:  Restricted stock awards(4)..........................                              (33,820)
                                                                            --------------------------
         Total redeemable stock............................                               42,970
                                                                            --------------------------
Shareholders' equity:
     Preferred stock (non-redeemable),
           $1 par:
           Authorized:  25 million;
           Outstanding:  (None)............................                           ----
     Common stock,
           $1 par:
           Authorized:   250 million;
           Outstanding:  38.7 million......................                               38,670
     Paid-in capital.......................................
     Retained earnings.....................................                              254,690
     Accumulated other comprehensive loss..................                              (40,390)
                                                                            --------------------------

         Total shareholders' equity........................                              252,970
                                                                            --------------------------
         Total capitalization..............................                     $      2,363,490
                                                                            ==========================

----------------------

(1) Our credit facility is comprised of a $300 million revolving credit facility, a $500 million six and one-half year term loan, a $500 million eight year term loan and a $150 million eight and one-half year term loan. There are significant limitations on our ability to draw upon the revolving credit facility that increase over time. See "Description of Our Indebtedness."

(2) These are convertible into the cash consideration paid in the recapitalization merger to our former common stockholders. They are convertible at a conversion price of $31.00 for the amount of the consideration payable in respect of a share of common stock and, accordingly, are not expected to be converted into cash absent a material adverse development. We have a commitment from one of our shareholders for a $100 million subordinated loan that is available to fund, in part, retirements of convertible subordinated debentures. See "Description of Our Indebtedness."

(3) Shares of Series A Preferred Stock are issued and outstanding as a result of the recapitalization. Such shares constitute redeemable capital stock in accordance with Regulation S-X of the Securities and Exchange Commission since they are mandatorily redeemable in November 2012. See "Description of Capital Stock." As a result, the preferred stock is excluded from shareholders' equity. The liquidation amount of such preferred stock is $36.1 million. However, for accounting purposes this preferred stock is valued at a discount, which reflects the value of certain common stock rolled over by the holder of the preferred stock valued at $16.90 per share.

(4) Since Metaldyne has the obligation to pay cash in respect of these restricted stock awards at the option of the restricted stockholder, the awards have been excluded from shareholders' equity, as some or all of these shares outstanding may represent temporary equity. For a discussion of our obligations to fund cash in respect of our restricted stock awards, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Management -- Restricted Stock Awards."

                              SELLING STOCKHOLDERS

     This prospectus relates to the proposed resale by the selling stockholders of 464,785 shares of our common stock.

     The selling stockholders named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Information with respect to beneficial ownership is based upon data supplied to us by, or available from, the selling stockholders. The selling stockholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale. We will not receive any of the proceeds from the sale of the shares.

     The information shown under the heading "Shares Beneficially Owned After Offering" assumes that all shares owned by the selling stockholder which are offered are sold. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares.

     The selling stockholders listed below are former stockholders of K-Tech Mfg. Inc. They received shares of Metaldyne common stock in exchange for K-Tech securities sold to us in August 1998, which shares were converted into cash upon the recapitalization. The shares covered by this prospectus relate to shares of Metaldyne common stock issued following the recapitalization under the terms of the amended merger agreement under which the selling stockholders originally sold their K-Tech securities in August 1998. The amended merger agreement contains various indemnity provisions relating to the registration statement of which this prospectus is a part and the offering of Metaldyne common stock by the selling stockholders. The selling stockholders have stated to us that they believe they are entitled to receive cash in connection with the recapitalization in lieu of the 464,785 shares of common stock being offered by this prospectus. They have also stated to us that they will reserve their rights to pursue any cause of action they deem necessary in order to receive such cash. We believe that the shares have been validly issued in compliance with the terms of such agreement and that the selling stockholders' position is without merit.

     All of the Metaldyne common stock owned by the selling stockholders (except restricted stock awards certain selling stockholders will continue to hold after the offering) is being offered by this prospectus. Certain donees, distributees, pledgees or personal representatives of the selling stockholders may in the future sell shares of Metaldyne common stock under this prospectus and, in that event, Metaldyne will provide information about them in a prospectus supplement.

                                     Shares Beneficially        Shares Covered       Shares Beneficially
Name                                 Owned Before Offering      by This Prospectus   Owned After Offering
----                                 ------------------------   ------------------   -------------------------
                                        Number       Percent                             Number        Percent
                                        ------       -------                             ------        -------
Donald P. Kuhns(1).............         194,959         *             185,913            9,046            *
Michael L. Kuhns...............         123,911         *             123,911              0             --
Michael Martino................         41,320          *              41,320              0             --
Andrew M. Yerkes(1)............         47,170          *              41,320            5,850            *
William A. Collopy(1)..........         47,170          *              41,320            5,850            *
Gary J. VanderPoel(1)..........         37,031          *              31,001            6,030            *

----------------------

*    Less than 1%.
(1) Includes 9,046, 5,850, 5,850 and 6,030 restricted stock awards held by Messrs. D. Kuhns, Yerkes, Collopy and VanderPoel, respectively, of which 7,538, 4,875, 4,875 and 5,025 are unvested, respectively.

                            PRO FORMA FINANCIAL DATA


     The following unaudited pro forma consolidated condensed statement of income has been derived from our audited historical consolidated statement of income for the year ended December 31, 2000.

     The unaudited pro forma consolidated statement of income gives effect to the November 28, 2000 recapitalization and to the December 15, 2000 acquisition of Simpson as if each had occurred on January 1, 2000. The acquisition of Simpson for total cash consideration of approximately $365 million has been accounted for as a purchase. The unaudited pro forma consolidated condensed statement of income assumes that the excess purchase price over the fair value of the net assets of the acquired company is approximately $147 million. The purchase price allocations are preliminary, and as such are estimates. Such allocations could change upon the completion of the asset valuations, which are on-going as of the date of this filing.

     The unaudited pro forma consolidated condensed statement of income does not purport to represent what our results of operations or financial position would actually have been had the recapitalization and the acquisition of Simpson occurred at such time. This statement does not purport to project our results of operations for any future period or date.

     The unaudited pro forma consolidated condensed statement of income should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company and the related notes to such financial statements.

              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                      For the Year Ended December 31, 2000
                        Unaudited (amounts in thousands)


                                                                                                           Simpson
                                               Company    Recapital-        Company        Simpson       Acquisition        Proforma
                                             Historical    ization          Adjusted     Historical(H)   Adjustments        Adjusted
                                             ----------    -------          --------     -------------   -----------        --------
Sales.....................................   $1,650,160           --       $1,650,160      $505,470            --        $2,155,630
Cost of sales.............................   (1,247,500)          --       (1,247,500)     (456,630)           --        (1,704,130)
                                             ----------    -------          --------     -------------   -----------        --------
                                                                                                                --
   Gross profit...........................      402,660            0          402,660        48,840             0           451,500
Selling, general and administrative            (219,120)                     (219,120)      (14,090)       (2,230)(A)      (235,440)
expenses..................................
Gains (charge) on disposition of                    680           --              680                          --               680
businesses................................
Charge related to the recapitalization....      (47,660)          --          (47,660)                         --           (47,660)
                                             ----------    -------          --------     -------------   -----------        --------
   Operating profit.......................      136,560           --          136,560        34,750        (2,230)          169,080

Other income (expense), net:
   Interest expense.......................      (91,590)     (38,530) (E)    (130,120)       (8,810)       (9,590)(B)      (148,520)
   Equity and other income from affiliates        9,810       (9,630) (F)         180                          --               180
   Gain (charge) from disposition of, or
   changes                                       27,520           --           27,520            --            --            27,520
       in investments in equity affiliates
Income related to the termination of
interest rate                                    12,940           --           12,940            --            --            12,940
  swap agreements.........................
Other, net................................       (2,250)     (10,350) (G)     (12,870)       (5,200)       (3,270)(C)       (21,340)
                                             ----------    -------          --------     -------------   -----------        --------

  Total other income (expense), net.......      (43,840)     (58,510)        (102,350)      (14,010)      (12,860)         (129,220)
Income before income taxes................       92,720      (58,510)          34,210        20,740       (15,090)           39,860
Income taxes..............................       36,700      (20,480) (D)      16,220         6,530        (4,300)(D)        18,450
                                             ----------    -------          --------     -------------   -----------        --------
  Net income..............................      $56,020     $(38,030)         $17,990       $14,210      $(10,790)          $21,410
Preferred stock dividends.................          390           --              390            --            --               390
                                             ----------    -------          --------     -------------   -----------        --------
Earnings attributable to common stock.....      $55,630     $(38,030)         $17,600       $14,210      $(10,790)          $21,020
                                             ==========    =========        =========    =============   ===========      ==========
Earnings per common share:                                                                                           Basic  Diluted
                                                                                                                     -----  -------
  Earnings attributable to common stock                                                                               $.54   $.51
                                                                                                                     =====  =======



                              Metaldyne Corporation

        Footnotes to Pro Forma Consolidated Condensed Statement of Income
                      For the Year Ended December 31, 2000
                             (amounts in thousands)

(A) The incremental amortization over 40 years of the excess of cost over fair value of assets acquired ($2.8 million) and the elimination of compensation expense related to the restricted stock awards which were settled pursuant to the purchase agreement ($0.6 million).
(B) The incremental interest expense from the approximately $99 million, net, in additional borrowings for the acquisition of Simpson including the effect of higher interest rates on historical Simpson borrowings. The impact on interest expense of an 1/8% change in interest would be approximately $1.3 million.
(C) The amortization of the deferred financing costs related to the additional borrowings for the Simpson acquisition ($0.6 million) and expenses associated with the Simpson receivables securitization ($2.6 million).
(D) The related net tax provision of the pro forma adjustments at appropriate U.S. statutory rates including state tax provision, net of federal tax benefit.
(E) The incremental interest expense from the assumed borrowings under the Company's credit facility.
(F) Elimination of all equity affiliate earnings except for the net earnings related to Saturn.
(G) The incremental amortization of deferred financing costs related to the new bank debt agreement ($3.6 million) and costs and expenses related to the accounts receivable securitization ($6.7 million).
(H) Simpson historical amounts are unaudited results from January 1, 2000 through December 15, 2000, the date of the Simpson acquisition.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected financial and operating data for the five years ended December 31, 2000. The financial data for the fiscal years ended December 31, 1998, 1999 and 2000 have been derived from our consolidated financial statements included in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial data for the fiscal years ended December 31, 1997 and 1996 have been derived from our consolidated financial statements not included in this prospectus.

     The data set forth below should be read in conjunction with the report of PricewaterhouseCoopers LLP, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                       For the Years Ended December 31,
                               ------------------------------------------------------------------------------
                                     2000             1999            1998            1997           1996(1)
                               ------------      ------------    -----------     ------------    ------------
Statement of Operations Data:
Net Sales................      $ 1,650,160       $1,679,690      $1,635,500       $  922,130     $1,281,220
Operating Profit.........      $   136,560       $  215,430      $  206,810       $  101,710     $   69,330
Net Income...............      $    56,020       $   92,430      $   97,470       $  115,240     $   51,620
Earnings attributable to
   common stock..........      $    55,630       $   92,430      $   97,470       $  109,000     $   38,660
Earnings per share
   Basic.................      $      1.38       $     2.25      $     2.23       $     2.70     $     0.77
   Diluted...............      $      1.21       $     1.84      $     1.83       $     2.12     $     0.72
Dividends declared per
   share.................      $      0.24       $     0.30      $     0.20       $     0.28     $     0.18
Balance Sheet Data
   (at end of the period):
   Total assets..........      $ 2,363,490       $2,101,270      $2,090,540       $1,144,680     $1,202,840
   Long-term debt........      $ 1,485,940       $1,372,890      $1,388,240       $  592,000     $  752,400
   Stockholders' equity..      $   252,970       $  300,380      $  253,880       $  210,660     $  138,820
Other Data:
   Book value per common
   share (2).............      $      6.54       $     6.73      $     5.55       $     4.46     $     2.89

----------------------

(1) Includes the cumulative effect of accounting change net of income taxes of $11.7 million or $0.22 per common share.

(2) For 1996, assumes conversion of Metaldyne's dividend enhanced convertible preferred stock into 10.8 million shares of common stock. The dividend enhanced convertible preferred stock was redeemed into common stock in June 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

     We are a leading global diversified industrial manufacturer of highly engineered products for transportation, industrial and consumer markets with pro forma 2000 sales of $2.2 billion. We operate through two business groups -- Metal Forming, which accounts for approximately two-thirds of our sales, and Diversified Industrial Products, which accounts for the remaining one-third of our sales. Products include metal-formed and precision-engineered components and modular systems used in vehicle engine, transmission and drivetrain applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. We serve a broad range of over 150 automotive and industrial customers, including Amoco, Bayer, BMW, Boeing, Dana, DaimlerChrysler, Dow Chemical, Ford, Visteon, General Motors, Delphi, Honda, John Deere, Johns Manville, New Venture Gear, TRW, U-Haul and Wal-Mart.

Recent Developments

     In January 2001, we changed our name to Metaldyne Corporation from MascoTech, Inc.

     On November 28, 2000, we were recapitalized in accordance with the terms of a recapitalization agreement as a result of which each issued and outstanding share of our publicly traded common stock at the time of the recapitalization was converted into the right to receive $16.90 in cash plus additional cash amounts, if any, based upon the net proceeds from any future disposition of the stock of Saturn Electronics & Engineering Inc. owned by us. In connection with the recapitalization, Masco Corporation, Richard A. Manoogian and certain of our other stockholders agreed to roll over a portion of their investment in us and consequently remain as stockholders.

     The recapitalization, the repayment of certain of our existing indebtedness and the payment of fees and expenses in connection with the recapitalization was financed through approximately (1) $435 million in equity financing provided by Heartland Industrial Partners, L.P. and its affiliates as well as other equity co-investors, (2) $123.8 million of proceeds from the sale of certain minority owned equity investments owned by us described below, (3) $1,016 million from borrowings under our credit facility and (4) $118.5 million with proceeds from the sale of accounts receivable pursuant to a new accounts receivable facility, which replaced a similar facility entered into in the second quarter of 2000. In connection with the recapitalization, we disposed of our minority interests in each of the following companies for approximately $123.8 million in aggregate:
Advanced Accessories Systems, LLC, Delco Remy International, Inc., Innovative Coating Technologies, Inc., MSX International, Inc., Qualitor, Inc., Titan International, Inc., and Tower Automotive, Inc.

Acquisition of Businesses

     On December 15, 2000, we acquired Simpson Industries, Inc. for total consideration of $365 million, including fees and expenses and the assumption of indebtedness. The acquisition of Simpson, the repayment of certain indebtedness of Simpson and the payment of fees and expenses in connection with the acquisition of Simpson was funded with approximately (1) $126 million in additional common equity financing provided by Heartland and other equity co-investors, (2) $203 million from borrowings under our credit facility ($200 million in term loans and $3 million in revolving credit borrowings) and (3) $36 million from the sale of accounts receivable pursuant to our accounts receivable facility. We subsequently paid down approximately $50 million in term loans incurred in connection with the Simpson acquisition with the proceeds from sale-leaseback transactions.

     Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. For the years ended December 31, 2000 and 1999, respectively, Simpson had net sales of approximately $515 million and $533 million, respectively, and operating profit of approximately $35.7 million and $38.9 million, respectively.

     During 1999, we acquired Windfall Products, Inc., a manufacturer of transportation-related components that utilizes powder metal technology, significantly expanding our powder metal manufacturing capabilities.

     In January 1998, we completed the acquisition of TriMas Corporation ("TriMas"), by purchasing all of the outstanding shares of TriMas not already owned by us (approximately 63 percent) for approximately $920 million.

Disposition of Businesses

     In mid-1998, we adopted a plan to sell certain after-market-related businesses and our vacuum metalizing operation and recorded a pre-tax loss of approximately $41 million. In early 1999, we completed the sale of these businesses for total proceeds aggregating approximately $105 million, consisting of cash of $90 million, a note receivable of $6 million and retained equity interests in the ongoing businesses which we subsequently sold in 2000. We recognized a pre-tax gain of approximately $26 million related to the disposition of these businesses.

     The businesses sold contributed net sales of $39 million and $115 million in 1999 and 1998, respectively, and operating profit of $4 million and $12 million in 1999 and 1998, respectively, to our consolidated results.

     In 1999, we adopted a plan to sell our specialty tubing business, resulting in a pre-tax loss of approximately $7 million and an after-tax gain of approximately $5.5 million, due to the tax basis in the net assets of the business exceeding book carrying values. This business, which had annual sales of approximately $14 million, was sold in January 2000 for proceeds of approximately $6 million.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)

     We will use EBITDA in 2001 as an indicator of our operating performance and as a measure of our cash generating capabilities. We believe that adjusted EBITDA for the year 2000, not including the results of Simpson, was approximately $310 million. This adjusted EBITDA is our EBITDA before charges related to the recapitalization ($33.2 million to the extent not otherwise included in EBITDA), costs associated with launching certain new products and the opening of a new manufacturing facility ($10.9 million), costs from closing certain manufacturing facilities ($2.9 million), costs associated with a flood ($4.9 million), certain other non-recurring items ($2.6 million), and an adjustment relating to anticipated cost savings to eliminate duplicative job functions and reduced administrative and overhead costs ($15 million). Furthermore, we believe that adjusted pro forma EBITDA for the year 2000, including the results of Simpson for the entire year, was approximately $378 million.

     EBITDA does not represent and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure for determining operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Further, EBITDA, as we calculate it, may not be comparable to calculations of similarly titled measures by other companies. In addition, adjusted EBITDA is based on certain estimates and assumptions believed to be reasonable by us and are subject to change. Adjusted EBITDA is provided for informational purposes only and should not be viewed as indicative of our actual or future results.

Results of Operations - Year Ended December 31, 2000
Compared to Year Ended December 31, 1999

     Sales decreased approximately two percent in 2000 from 1999. Sales in 2000 as compared to 1999 were negatively impacted by dispositions, a plant closure, foreign currency fluctuations and a decline in general economic conditions in late 2000 which adversely impacted demand for certain of our products. These factors more than offset incremental sales from acquisitions.

     Net income in 2000 was $56 million. In addition to the decline in sales, operating performance was negatively impacted by costs and expenses related to the previously announced closure of a manufacturing facility, the launch of certain new products and the opening of a new manufacturing facility. We were adversely impacted by a flood at a manufacturing facility in our specialty insulation business. These costs and expenses were offset by the positive outcome of certain issues related to businesses previously disposed and the corresponding adjustment of certain expense accruals. In addition, results were negatively impacted by reduced equity affiliate income reflecting losses and restructuring charges at two of our affiliates. This reduction in affiliate income was offset by insurance proceeds and reduced interest expense, which reflects the benefit of interest rate swap agreements that were terminated in June 2000. As a result of the recapitalization, results in 2000 include net gains of approximately $28 million related to the disposition of certain equity affiliates and income of approximately $13 million related to interest rate swap agreements that were terminated. This income was offset by compensation expense charges of approximately $48 million related to severance costs and the accelerated vesting of stock awards and stock options.

     Net income in 1999 was $92.4 million. Results in 1999 include a net gain of $14.4 million pre-tax related to the sale of the aftermarket-related and vacuum metalizing businesses partially offset by charges related to the disposition of certain other operations and a plant closure. In addition, 1999 results include charges of approximately $17.5 million pre-tax related to the impairment of certain long-lived assets, which include our hydroforming equipment and related intellectual property. Other income and expense was negatively impacted by pre-tax charges aggregating approximately $5.2 million (net of $1 million of nonrecurring income) which were principally related to equity affiliate investments. Excluding these gains and the charges, net income in 1999 would have been approximately $89 million.

     Sales for our Specialty Metal Formed Products and Towing Systems, aided by acquisitions, increased two and six percent, respectively, as compared with 1999. Excluding the impact of acquisitions and dispositions, Specialty Metal Formed Products sales would have decreased seven percent while sales of Towing Systems would have approximated 1999 levels. Sales for Specialty Fasteners decreased 11 percent as a result of the phase out of certain products related to a plant closure and reduced demand for fastener applications for heavy truck and off road markets. Specialty Packaging and Sealing Product sales increased two percent as a result of improved sales of specialty gaskets and related products. Sales of Specialty Industrial Products increased two percent.

     Operating margins, excluding unusual gains and charges, approximated 11.1 percent and 13.0 percent for the years ended December 31, 2000 and 1999, respectively. Margins were negatively impacted by sales declines for certain products and start-up costs related to the launch of new products and new manufacturing facilities.

     Operating margins in 2000 for all of our segments declined as compared to 1999. Specialty Metal Formed Products margins declined from 13.7 percent to 13.2 percent principally as a result of launch costs for new products and the opening of a new manufacturing facility. Operating margins for Specialty Fasteners declined from 14.5 percent in 1999 to 9.8 percent in 2000 primarily as a result of reduced sales and the cost of a plant closure. Towing Systems margins declined to 12.0 percent in 2000 from 14.2 percent in 1999 as a result of costs incurred to rationalize logistics and distribution systems and by operating inefficiencies. Specialty Packaging and Sealing Product margins were down slightly from 1999. Margins for Specialty Industrial Products declined from 13.1 percent in 1999 to 5.6 percent in 2000 principally as a result of a flood that impacted our specialty insulation business.

     The unusual relationship in 1999 between income before taxes and income taxes relates to the unusual gains and charges discussed above. Excluding the impact of the unusual gains and charges, the effective tax rate for 1999 would have been approximately 40 percent.

     Other income (expense), net in 2000 was expense of $44 million as compared with $76 million of expense in 1999. Results for 2000 include net gains of approximately $40 million related to the disposition of certain equity affiliates and income recognized from interest rate swap agreements that were terminated. In addition, 2000 was impacted by higher interest expense and reduced earnings from equity affiliates. Results for 1999 include pre-tax charges principally related to equity affiliate investments aggregating approximately $5 million, net of $1 million of nonrecurring income.

Results of Operations - Year Ended December 31, 1999
Compared to Year Ended December 31, 1998

     Sales increased approximately three percent in 1999 from 1998. Sales, excluding the impact of the sale of the aftermarket-related and vacuum metalizing businesses, aided by acquisitions, would have increased approximately eight percent in 1999 over 1998.

     Net income in 1999 was $92.4 million or $1.84 per common share. Results in 1999 include a net gain of $14.4 million pre-tax related to the sale of the aftermarket-related and vacuum metalizing businesses partially offset by charges related to the disposition of certain other operations and a plant closure. In addition, 1999 results include charges of approximately $17.5 million pre-tax related to impairment of certain long-lived assets, which include our hydroforming equipment and related intellectual property. Other income and expense were negatively impacted by pre-tax charges aggregating approximately $5 million (net of $1 million of nonrecurring income) which were principally related to equity affiliate investments. Excluding these gains and the charges, net income in 1999 would have been approximately $89 million or $1.78 per common share.

     Net income in 1998 was $97.5 million or $1.83 per common share. Results in 1998 include a charge related to the disposition of certain businesses aggregating approximately $41 million pre-tax. In addition, we recorded a pre-tax gain of approximately $25 million related to the receipt of additional consideration based on the operating performance of our stamping businesses which were sold in 1996. Results in 1998 also benefitted from a gain (deferred at time of sale pending receipt of cash) of $7 million pre-tax related to the disposition of our Technical Services Group in 1997 and gains from our marketable securities portfolio. Excluding these gains and the charge, net income in 1998 would have been approximately $89 million or $1.68 per common share.

     The following information is presented on a pro forma basis as though TriMas was acquired on January 1, 1998 and excludes the unusual pre-tax income and charges mentioned above.

     Sales for our Specialty Metal Formed Products, aided by acquisitions, increased approximately eight percent in 1999 as compared to 1998. Towing Systems sales increased approximately nine percent. Sales of Specialty Fasteners, aided by acquisitions, increased approximately seven percent. Sales of Specialty Packaging and Sealing Products declined approximately three percent as a 15 percent increase in sales of closures and dispensing systems was offset by a 25 percent decline in sales of compressed gas cylinders principally as a result of market conditions and an 11 percent decline in sales of specialty gaskets and related products principally as a result of reduced activity in the oil and gas industry. Sales of Specialty Industrial Products declined approximately three percent from 1998 levels.

     Operating margins approximated 13.0 percent and 13.5 percent for the years ended December 31, 1999 and 1998, respectively. Margins were negatively impacted by sales declines for certain products and start-up costs related to the launch of new products and new manufacturing facilities.

     Operating margins in 1999 for our Specialty Metal Formed Products and Towing Systems approximated 1998 levels. Operating margins for Specialty Fasteners declined from 16.8 percent in 1998 to 14.5 percent in 1999 principally due to reduced sales for aerospace, agricultural, off-highway and certain other fastener applications. Operating margins for Specialty Packaging and Sealing Products declined from 20.6 percent in 1998 to 19.0 percent in 1999 due to sales declines resulting from decreased demand for compressed gas cylinders and specialty gaskets as a result of depressed market conditions. Specialty Industrial Products profit margins were down slightly in 1999 versus 1998.

     The unusual relationship between income before taxes and income taxes relates to the unusual gains and charges discussed above. Excluding the impact of the unusual gains and charges for the full year 1999 would result in an effective tax rate of approximately 40 percent.

     Other income (expense), net in 1999 was expense of $76 million as compared with $62 million of expense in 1998. Results for 1999 include pre-tax charges principally related to equity affiliate investments aggregating approximately $5 million, net of $1 million of nonrecurring income. Results for 1998 benefitted from a gain (deferred at time of sale pending receipt of cash) of $7 million pre-tax related to the disposition of our Technical Services Group in 1997 and gains of approximately $3 million pre-tax from our marketable securities portfolio.

Profit Margins

     Operating profit margins, excluding unusual gains and charges in 2000, 1999 and 1998, were approximately 11.1 percent in 2000, 13.0 percent in 1999 and 13.6 percent in 1998. Operating profit margin in 2000 was negatively impacted by decreased sales for certain products and by higher than expected costs associated with capacity expansions, launches of new product and process capabilities and other growth initiatives.

Cash Flows

     Net cash flows from operating activities increased to approximately $300 million in 2000 from approximately $153 million in 1999. In 2000, net cash from operating activities included approximately $151 million from the securitization of accounts receivable.

Inventories

     Our investment in inventories for our businesses increased to approximately $199 million at December 31, 2000 as compared with $184 million in 1999. The increase is principally the result of the acquisition of Simpson.

Liquidity and Capital Resources

     In connection with the recapitalization, we and our subsidiaries entered into a new credit facility. Our credit facility includes a $300 million revolving credit facility, a tranche A $500 million term loan facility, a tranche B $500 million term loan facility and a tranche C $200 million term loan facility. To complete the recapitalization and the Simpson acquisition, we utilized all of our tranche A, tranche B and tranche C term loans and approximately $19 million of our revolving credit facility commitments. Our revolving credit balances fluctuate daily based upon our working capital and other ordinary course needs and our credit facility is only available to a limited extent to fund future acquisitions. Our other important source of liquidity is our new $225 million accounts receivable financing arrangement, under which we have the ability to sell eligible accounts receivable to a third-party multi-seller receivables funding company. In connection with the recapitalization and the Simpson acquisition, we utilized $151 million of the accounts receivable financing arrangement. The new credit facility and accounts receivable arrangement replaced our prior credit facility and accounts receivable financing. In addition, we entered into two sale leaseback financings in December 2000 relating to certain equipment of Simpson and the Simpson headquarters building to yield gross proceeds to us of approximately $50 million. These proceeds were used to reduce our $200 million tranche C term loan facility to $150 million. In addition to our credit facility and the accounts receivable financing, we had approximately $29.1 million of other indebtedness outstanding as of December 31, 2000. We also have a commitment from Masco Corporation, one of our shareholders, to purchase up to $100 million of a new issue of Metaldyne subordinated debt, subject to limited conditions, on or prior to October 31, 2003. Our credit facility regulates how we draw upon this commitment, as described below.

     Our debt includes $305 million principal amount of 4 1/2% convertible subordinated debentures which mature in December 2003. As a result of the recapitalization, these convertible subordinated debentures became convertible into the cash merger consideration payable to common stockholders in the recapitalization and, based upon the conversion price, are not expected to be converted absent a material adverse development. Our credit facility imposes significant restrictions upon the use of our revolving credit facility that are designed to ensure that we have the necessary liquidity to repay the convertible subordinated debentures. We must maintain restricted cash either in escrow from the proceeds of other subordinated debt financings or equity financings or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts up to $205 million at specified dates until the maturity of the convertible subordinated debentures. These amounts are reduced to the extent that convertible subordinated debentures are repaid from subordinated debt or equity proceeds prior to maturity. In addition, we are obligated by our credit facility to utilize our $100 million subordinated loan commitment from Masco to satisfy our obligations in respect of the convertible subordinated debentures, upon maturity, conversion or otherwise, to the extent that we have not raised other subordinated debt or equity. By reason of the foregoing, we do not expect to be able to utilize our full revolving credit facility commitments, absent being able to raise additional junior financing.

     The amortization of our bank term indebtedness following the recapitalization and the Simpson acquisition is as follows (in millions):

                        2001............................       $33
                        2002............................        53
                        2003............................        73
                        2004............................        83
                        2005............................        83
                        2006............................        93
                        2007............................       272
                        2008............................       387
                        2009............................        73

     In addition to our bank term debt amortization, our $305 million of convertible subordinated debentures mature in 2003 and we have approximately $29 million of other debt maturing at various dates. We have other cash commitments not relating to debt as well. Immediately following the recapitalization, we made restricted stock awards to certain employees of approximately 3.7 million shares of our common stock. Under the terms of the recapitalization agreement, 25 percent of those shares became free of restriction, or vested upon the closing of the recapitalization and one quarter of the approximately 3.7 million shares will vest on each January 14 of 2002, 2003 and 2004. Holders of restricted stock are entitled to elect cash in lieu of 40 percent of their restricted stock which vested at closing and 100 percent of their restricted stock on each of the other dates with the shares valued at the initial $16.90 recapitalization consideration, together with cash accruing at approximately 6 percent per annum; to the extent that cash is not elected, additional common stock valued at $16.90 per share is issuable in lieu of the 6 percent accretion. Assuming restricted stock award holders elect to receive the maximum cash, we estimate such cash obligations will aggregate approximately $57 million. Assuming restricted stock award holders elect to receive 100 percent in shares, we would issue approximately 3.7 million shares. We also have outstanding $36.1 million in liquidation value of preferred stock in respect of which we are required to pay cash dividends initially at a rate of 13 percent per annum and to effect a mandatory redemption in December 2012.

     In November 2000, we entered into an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a bankruptcy-remote, special purpose subsidiary, or MTSPC, wholly owned by us. MTSPC has sold and, subject to certain conditions, may from time to time sell, an undivided fractional ownership interest in the pool of domestic receivables, up to approximately $225 million, to a third party multi-seller receivables funding company, or conduit. Upon sale to the conduit, MTSPC holds a subordinated retained interest in the receivables. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. We service, administer and collect the receivables on behalf of MTSPC and the conduit. The proceeds of sale are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. Approximately $118.5 million of the proceeds of the facility was used in order to consummate the recapitalization and $36.3 was used to consummate the Simpson acquisition.

     As a result of the recapitalization and the Simpson acquisition, we are highly leveraged and we have significantly increased our interest expense relative to historical levels. We will need to dedicate significant portions of cash flow to debt service obligations. In addition, we expect that capital expenditure requirements in 2001 will be approximately $133 million. We may incur material amounts of additional debt and further burden cash flow in pursuit of acquisition strategies. Capital expenditures in 2000 were approximately $107 million. We believe that our liquidity and capital resources, including anticipated cash flow from operations, will be sufficient to meet debt service, capital expenditure and other short-term and long-term obligations and needs, but we are subject to unforeseeable events and the risk that we are not successful in implementing our business strategies. We will also seek to extend the average maturities of debt through the issuance of long-term debt securities to the extent market conditions permit us to increase our financial flexibility and ability to pursue our business strategies. See "Description of Our Indebtedness."

Other Matters

Year 2000

     We did not experience any significant disruptions to our operating systems or lose any revenues as a result of the date change to Year 2000.

     The cost of Year 2000 compliance for us approximated $12 million, including: replacement costs of $7 million which are normal and recurring; upgrades of $2 million which are normal and recurring; repair/programming costs of $2 million; and other costs of $1 million, which are not material to our consolidated results of operations, financial position or cash flow. We would have incurred the majority of our replacement and upgrade costs over time as part of our regular information system replacement process.

New Accounting Pronouncements

     New Accounting Pronouncements and Reclassifications. Financial Accounting Standards Board ("FASB") SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The effective adoption date of these pronouncements is January 1, 2001. We entered into interest rate derivatives in 2001 to satisfy requirements under our bank facilities. We do not expect the initial adoption of these pronouncements to have a significant impact on the financial statements.

     In October 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of FASB Statement No. 125." SFAS No. 140 revised the standards for accounting and disclosures for securitizations and other transfers of financial assets, but it has carried over most of Statement 125's provisions without reconsideration. We are currently evaluating the impact SFAS No. 140 will have on our financial statements, if any.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements" (SAB 101), effective in the fourth quarter of 2000. The adoption of SAB 101 did not have an impact on our financial statements.

     The FASB Emerging Issues Task Force reached consensus on Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." Issue 99-5 addresses the capitalization of pre-production design and development tooling costs under long-term arrangements. This guidance is effective for costs incurred after December 31, 1999. We have determined that this issue did not have a significant impact on our financial statements.

                                    BUSINESS

     We are a leading global diversified industrial manufacturer of highly engineered products for transportation, industrial and consumer markets. Our products include metal-formed and precision-engineered components and modular systems used in vehicle engine, transmission and driveline applications, specialty fasteners, towing systems, packaging and sealing products and other industrial products. We serve a broad range of over 150 automotive and industrial customers, including Amoco, Bayer, BMW, Boeing, Dana, DaimlerChrysler, Dow Chemical, Ford, Visteon, General Motors, Delphi, Honda, John Deere, Johns Manville, New Venture Gear, TRW, U-Haul and Wal-Mart. We operate through two business groups -- our Metal Forming Group, which accounts for approximately two-thirds of our sales, and our Diversified Industrial Product Group, which accounts for the remaining one-third of our sales.

     In November 2000, we were acquired by an investor group led by Heartland and Credit Suisse First Boston in a recapitalization transaction. Heartland is a private equity fund established to "buy, build and grow" industrial companies in sectors with attractive consolidation opportunities. We believe the recapitalization and Heartland's investment in us will allow us to aggressively pursue internal growth opportunities and strategic acquisitions and to increase the scale and profitability of our businesses. In our Metal Forming Group, an important trend in our markets is that of automotive original equipment manufacturers, or OEMs, seeking to outsource their metal component design, engineering, fabrication and assembly functions. As a leading supplier of highly engineered metal parts with strong machining, assembly and module capabilities, we believe we are positioned to provide an integrated, full service solution to the engine, transmission and driveline components and module needs of our customers. We plan to add capabilities, through internal investment and select acquisitions, in additional metals and processes (such as ductile iron, aluminum and magnesium) to enhance our full service offering. We intend to also grow our diversified industrial products businesses through internal investment and acquisitions of businesses that share key characteristics with our existing diversified businesses. We believe our diversified businesses share highly focused product strategies based on proprietary capabilities, strong market share positions and high operating margins.

Our Business Groups

     We operate through two business groups -- Metal Forming and Diversified Industrial Products. Both groups have businesses with leading market shares, state-of-the-art technologies and superior product quality.

     Metal Forming Group. Our Metal Forming Group manufactures a broad range of engineered metal products used in automotive and industrial applications and combines capabilities in engineering, design, machining and assembly. The Metal Forming Group's sales are primarily to light vehicle OEMs and component assemblers, but also include other customers in the aerospace, heavy truck, construction, general industrial and consumer markets. The Metal Forming Group's products include cold, warm and hot forged products, forged and conventional powdered metal products and tubular fabricated products used in engine, transmission and drivetrain components, assemblies and sub-assemblies. In addition, the Metal Forming Group manufactures specialty fasteners and other metal-formed products used in a variety of industrial applications. The Metal Forming group has the leading North American market share in several of its key products, including hot forgings, powder metal connecting rods, and forged shafts and is the second largest independent "machining and assembly" supplier.

     We have added strong capabilities in machining and sub-assembly and light metals through the acquisition of Simpson in December 2000 and a strategic relationship with Global Metal Technologies, Inc., which was acquired by Heartland in January 2001. As a result of the Simpson acquisition, we add world class machining and assembly capabilities and can offer OEM customers an integrated solution for their needs by combining design, engineering, metal forming, machining and sub-assembly capabilities. Through our strategic relationship with GMTI, which is a leading provider of precision aluminum die castings, we have added forming capabilities in aluminum, which is experiencing strong growth due to its lightweight characteristics. The Simpson acquisition and the GMTI relationship will provide us with opportunities to reduce costs in certain sales, marketing, administration and overhead functions and to improve operational efficiency.

     Diversified Industrial Product Group. Our Diversified Industrial Products Group manufactures towing and related accessories as well as a broad range of products used in industrial applications. The Diversified Industrial Product Group's towing and accessories products include trailer hitches, hitch mounted accessories, jacks, couplers and winches, roof racks and related electrical products. These products are sold to customers such as Wal-Mart, K-Mart and U-Haul and independent hitch installers. Specialty industrial products include closures and dispensing products, gaskets, insulation products and precision cutting tools for a wide variety of customers in the chemical, refining, container, construction and other industries. Key customers include Dow, BASF, Bayer, Pepsi, Sherwin Williams, Exxon Mobil, Lyondell and Chevron.

Our Business Strategies

     Our goal in the Metal Forming Group is to become the leading supplier of high quality, low cost metal formed components, assemblies and modules to the global transportation industry. As a result of the competitive pressures on automotive manufacturers to improve quality and reduce costs, time to market, overhead and inventory, several trends have emerged which are important to our strategy, including: (i) the desire of OEMs and certain Tier 1 suppliers to outsource the design and manufacture of metal parts in engine, transmission and driveline applications, (ii) increasing demand for fully integrated modular assemblies, and (iii) the globalization and consolidation of the supply base. Our strategy to capitalize on these trends includes the following elements:

o Capitalize on Full-Service, Integrated Supply Opportunities. We intend to leverage our strengths in forged steel and powder metal components by adding metal capabilities in ductile iron foundry, aluminum foundry and aluminum and magnesium die casting. By offering a full complement of metal solutions we believe we will be able to offer OEMs "one-stop" shopping to optimize weight, cost, stress, durability, fatigue resistance and other metal component attributes. With the largest North American market shares in certain engineered forging and powder metal application, and the second largest non-captive machining and assembly capability, we believe we have a competitive advantage in becoming a fully integrated supplier. Our capabilities in engineering, design, machining and assembly, position us to capture a greater share of the "value chain" and deliver customers finished sub-assemblies and modules rather than independent parts. Recently we have had opportunities to pursue new business opportunities utilizing our integrated capabilities to supply a larger percentage of the value added content of certain applications which could result in significant increases in content per vehicle on related programs.

o Invest in Engineering, Design and Information Technology. We plan to continue investing in technology and design capability to support our products. We believe that in order to effectively develop total metal component and assembly solutions it is necessary to integrate research, development, and design elements with product fabrication, machining, finishing and assembly. We believe that our larger scale and broader product line relative to several of our competitors will enable us to more efficiently invest in engineering, design and information technology and develop a significant competitive advantage. In addition, we plan to implement advanced information technology systems to enable us to reduce overhead and administrative expenses.

o Pursue Global Expansion Opportunities. Global expansion is an important component of our growth strategy. A significant portion of the global market for engineered metal parts is outside of North America. Further, as OEMs continue to consolidate their supply base, they are looking for global suppliers that can provide seamless product delivery across geographic production regions. We believe our size, strong market shares in North America and customer relationships uniquely position us to capitalize on this trend.

o Capture Benefits from Economies of Scale and Operating Synergies. As we grow our businesses, we will seek to improve our sourcing costs for key commodity inputs, such as primary and secondary scrap, hot bar and rod and other key raw material components for our Metal Forming Group. In addi-tion, as a larger company we will be able to spread our engineering and product development costs over a larger sales base. Furthermore, acquisitions and strategic relationships typically present opportunities for cost reductions through operational efficiency. Through the Simpson acquisition and the GMTI relationship, we have already developed customer-based marketing teams, identified overhead that can be shared and targeted opportunities for restructuring and coordination of design, engineering, administrative and raw material purchasing functions.

     Our strategy in the Diversified Industrial Product Group is to aggressively pursue internal growth opportunities and selected strategic acquisitions to create a significant portfolio of industrial businesses that share common and complementary characteristics, including proprietary technologies, market leadership in niche industrial markets, strong brand names, high operating margins, strong free cash flow generation and above average growth opportunities. Several of our businesses have significant growth opportunities related to new product development and expansion into new markets. In addition, we believe there are significant opportunities to reduce overhead and administrative costs across these businesses through the use of information technology and shared services. We also believe we can reduce operating costs by combining and rationalizing certain operations.

Operating Segments

     The following table sets forth for the three years ended December 31 the net sales and operating profit for our operating segments (includes Simpson Industries in the Metal Forming Group from date of acquisition, December 15,
2000).

                                                                            Net Sales(l) (in thousands)
                                                                  ------------------------------------------
                                                                      2000           1999           1998
                                                                  -------------  ------------   ------------
  Metal Forming Group
  Specialty Metal Formed Products...............................    $831,000      $817,000        $760,000
  Specialty Fasteners...........................................     215,000       241,000         226,000
  Diversified Industrial Product Group
  Towing Systems................................................     276,000       260,000         238,000
  Specialty Packaging and Sealing Products......................     220,000       216,000         223,000
  Specialty Industrial Products.................................     108,000       107,000         110,000
  Companies Sold or Held for Sale...............................      -----         39,000         115,000
                                                                  -------------   -----------   ------------
                                                                  $1,650,000    $1,680,000      $1,672,000
                                                                  ============= =============   ============

                                                                              Operating Profit(2)(3)
                                                                  ------------------------------------------
                                                                        2000            1999           1998
                                                                  -------------  ------------   ------------
  Metal Forming Group
  Specialty Metal Formed Products...............................   $110,000        $112,000        $106,000
  Specialty Fasteners...........................................     21,000          35,000          38,000
  Diversified Industrial Product Group
  Towing Systems................................................     33,000          37,000          34,000
  Specialty Packaging and Sealing Products......................     39,000          41,000          46,000
  Specialty Industrial Products.................................      6,000          14,000          16,000
  Companies Sold or Held for Sale...............................     ------           4,000          12,000
                                                                  -------------  ------------   ------------
                                                                   $209,000        $243,000        $252,000
                                                                  =============  ============   ============

---------------------------------------
(1) The 1998 net sales amounts include TriMas Corporation sales occurring before the acquisition date of January 22, 1998. These sales amounted to approximately $36 million.
(2)  Amounts are before General Corporate Expense.

(3) The 1998 operating profit amounts include TriMas operating profit occurring before the acquisition date of January 22, 1998. This operating profit amounted to approximately $5 million.

Our Products

     Our product lines within our two primary operating groups, Metal Forming Group and Diversified Industrial Product Group, are described below.

Metal Forming Group

     Specialty Metal Formed Products. We manufacture specialty metal formed products for engine and drivetrain applications, including semi-finished transmission shafts, drive gears, engine connecting rods, wheel spindles and front wheel drive components. Our metal formed products are manufactured using various process technologies, including cold, warm and hot forming, powder metalworking, value-added machining and tubular steel fabricating. We believe that our metal forming technologies provide cost-competitive, high-performance, quality components required to meet the increasing demands of the automotive and truck transportation markets. We distribute and sell our specialty metal formed products principally to OEMs in North America and Europe through our own sales force.

     Machining and Assembly. With the acquisition of Simpson, the Metal Forming Group now designs and manufactures precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. We also design and manufacture torsional crankshaft dampers, which reduce and eliminate engine and drivetrain noise and vibration. We produce integrated front engine cover subassemblies that combine items such as the oil and water pumps, providing OEMs with a simplified process by which to attach the water and oil pumps to the front engine cover subsystem and lower assembly costs. Modular engine products include oil pumps, front engine modular assemblies and water pumps, all of which impact engine durability, reliability and life expectancy. We also produce wheel spindles, steering knuckles and hub assemblies, all of which are key components affecting the smoothness of a driver's ride and the handling and safety of an automobile. We distribute and sell our machining and assembly products principally to OEMs in North America and Europe through our own sales force.

     Specialty Fasteners and Other Metal Forming. Our specialty fasteners products include standard- and custom-designed ferrous, nonferrous and special alloy fasteners for the building construction, farm implement, medium- and heavy-duty truck, appliance, aerospace, electronics and other industries. We also provide metal treating services for manufacturers of fasteners and similar products. Specialty fasteners are sold through our own sales personnel and independent sales representatives to both distributors and manufacturers in these industries.

Diversified Industrial Product Group

     Towing Systems. We manufacture towing and trailering system products, including vehicle hitches, trailer jacks, winches, couplers and related accessories for the passenger car, light truck, recreational vehicle, trailer, marine, agricultural and industrial markets. Towing systems products are sold to independent installers, distributors, manufacturers and retailers by our sales organization and independent sales representatives.

     Specialty Packaging and Sealing Products. We manufacture specialty packaging and sealing products, including industrial and consumer container closures and dispensing products primarily for the chemical, agricultural, refining, food, petrochemical and health care industries; and specialty industrial gaskets for refining, petrochemical and other industrial applications. Sales of specialty packaging and sealing products are made by our own sales staff primarily to container manufacturers, industrial gas producers, refineries and independent distributors.

     Specialty Industrial Products. Our specialty industrial products include flame-retardant facings and jacketings used in conjunction with fiberglass insulation for commercial, industrial and residential construction applica-tions, pressure-sensitive specialty tape products and a variety of specialty precision tools such as center drills, cutters, end mills and gauges. These products are marketed to manufacturers and distributors by our sales personnel and independent sales representatives.

Customers

     In 2000, approximately 44 percent of our sales were direct to original equipment manufacturers. Sales to various divisions and subsidiaries of New Venture Gear, Inc. accounted for approximately 11 percent of our net sales. Except for these sales, no material portion of our business is dependent upon any one customer, although we are subject to those risks inherent in having a focus on automotive products generally.

Materials and Supply Arrangements

     In general, raw materials required by us have been obtainable from various sources and in the quantities desired.

Competition

     The major domestic and foreign markets for our products are highly competitive. Competition is based primarily on price, product engineering, performance, technology, quality and overall customer service, with the relative importance of such factors varying among products. Our global competitors include a large number of other well-established independent manufacturers as well as certain customers who have their own internal manufacturing and assembly capabilities. Although a number of companies of varying size compete with us, no single competitor is in substantial competition with us with respect to more than a few of our product lines and services.

Employees and Labor Relations

     As of December 31, 2000, we employed approximately 11,600 people, of which approximately 27 percent were unionized (principally United Auto Workers). Approximately 20 percent of our employees were located outside the U.S. Employee relations have generally been satisfactory. A strike lasting from July 1997 to June 1998 involved approximately 140 employees at the Fraser, Michigan plant and was related to a planned significant reduction in headcount, resulting from our desire to further automate our production process. The strike was settled, resulting in the anticipated headcount reduction and automation.

Seasonality; Backlog

     Sales by our Towing Systems segment are generally stronger in the first and second quarters, as distributors and retailers acquire product for the spring selling season; no other operating segment experiences significant seasonal fluctuation in its business. We do not consider backlog orders to be a material factor in our operating segments.

Environmental Matters

     Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of the environment governing among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and other materials, and remediation of contaminated sites. Several of our subsidiaries were named as potentially responsible parties in several sites requiring clean up based on disposal of wastes they generated. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred expenses for all these sites over a number of years, a portion of which has been covered by insurance. In addition to the foregoing, our businesses have incurred expenses to clean up company-owned or leased property. Such expenditures in the past have not had a material adverse effect on our consolidated financial position, results of operations or cash flow.

     We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities in the future. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Patents and Trademarks

     We hold a number of patents, patent applications, licenses, trademarks and trade names. We consider our patents, patent applications, licenses, trademarks and trade names to be valuable, but do not believe that there is any reasonable likelihood of a loss of such rights that would have a material adverse effect on our operating segments or on our present business as a whole.

International Operations

     We have operations located in Australia, Brazil, Canada, Czech Republic, England, France, Germany, Italy, Mexico and Spain. Products manufactured by us outside of the United States include forged and machined parts products for automotive customers, powder metal connecting rods, constant-velocity joints, specialty packaging and sealing products and towing systems products.

     Our foreign operations are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country.

Properties

     Our principal manufacturing facilities range in size from approximately 10,000 square feet to 420,000 square feet, substantially all of which are owned by us, and many of which are subject to liens under our credit facility. Our executive offices are located in Plymouth, Michigan. Our buildings, machinery and equipment have been generally well maintained, are in good operating condition and are adequate for current production requirements.

     The following list sets forth the location of our principal manufacturing facilities and identifies the principal operating segment utilizing such facilities.

       California..................................   Commerce(4)
       Illinois....................................   Wheeling(4) and Wood Dale(4)
       Indiana.....................................   Auburn(5), Bluffton(1), Elkhart(2)(2), Fort Wayne(1),
                                                      Frankfort(4), Freemont(1), Goshen(2), North Vernon(1) and
                                                      Peru(2)
       Louisiana...................................   Baton Rouge(5)
       Massachusetts...............................   Plymouth(3)
       Michigan....................................   Canton(2), Detroit(1)(4), Farmington Hills(1), Fraser(1),
                                                      Green Oak Township(1), Hamburg(1), Litchfield(1),
                                                      Livonia(4), Middleville(1), Plymouth(1), Royal Oak(1),
                                                      Troy(1), Warren(1)(3)(3)
       New Jersey..................................   Edison(3) and Netcong(3)
       North Carolina..............................   Greenville(1)
       Ohio........................................   Canal Fulton(1), Edon(1), Lakewood(4), Minerva(1),
                                                      Newburgh Heights(4), Port Clinton(1) and Troy(1)
       Oklahoma....................................   Tulsa(3)
       Pennsylvania................................   Ridgway(1) and St. Marys(1)


                                      -37-

       Tennessee...................................   Memphis(1)
       Texas.......................................   Houston(5) and Longview(5)
       Wisconsin...................................   Mosinee(2) and West Bend(2)
       Australia...................................   Hampton Park, Victoria(2), Rhodes, New South Wales(2) and
                                                      Wakerley, Queensland(2)
       Brazil......................................   Cumbica-Guarulhos(1) and Sao Paulo(1)
       Canada......................................   Fort Erie(5), Oakville(2), Sarnia(5) and Thamesville(1),
                                                      Ontario
       Czech Republic..............................   Oslavany(1)
       England.....................................   Halifax(1), Leicester(5) and Wolverhampton(1)
       France......................................   Lyon(1)
       Germany.....................................   Neunkirchen(5), Nurnberg(1) and Zell am Harmersbach(1)
       Italy.......................................   Poggio Rusco(1) and Valmadrera(5)
       Mexico......................................   Iztapalapa(1), Mexico City(5) and Ramos Arispe(1)
       Spain.......................................   Almusaffes(1) and Barcelona(1)

     Operating segments in the preceding table are identified as follows: (1) Specialty Metal Formed Products, (2) Towing Systems, (3) Specialty Industrial Products, (4) Specialty Fasteners and (5) Specialty Packaging and Sealing Products. Multiple footnotes to the same location denote separate facilities in that location.

Legal Proceedings

     Five purported stockholder class action lawsuits have been filed against us, each of our directors and Masco Corporation, in the Delaware Court of Chancery on behalf of our unaffiliated stockholders, in connection with the recapitalization. The lawsuits, although not identical, allege, among other things, that (1) the directors breached their fiduciary duties to our stockholders through an unfair process of negotiating the recapitalization agreement and unfair and inadequate consideration and (2) Heartland and the continuing stockholders unfairly possessed nonpublic information when negotiating the recapitalization agreement. The lawsuits further allege that these actions by us prevented or could prevent our stockholders from realizing the full and fair value of their stock.

     On November 3, 2000, the parties to these lawsuits entered into a Memorandum of Understanding concerning the terms of a proposed settlement of these lawsuits. In connection with a proposed settlement, (a) we and Riverside Company L.L.C. agreed to amend the recapitalization agreement to provide, among other things, for a possible increase in the amount payable to our stockholders from the proceeds of the disposition of Saturn stock, (b) the special committee of the Board of Directors agreed that, as the members of the adjustment committee (charged with the responsibility to dispose of the Saturn stock) after the recapitalization merger, they will continue to have fiduciary duties, as directors of the Delaware corporation, to our stockholders entitled to receive any proceeds of the sale of the Saturn stock, (c) the special committee agreed that the plaintiffs' counsel will from time to time receive reports from the advisors to the adjustment committee regarding such sale, and (d) Metaldyne provided plaintiffs' counsel with an opportunity to review and comment upon the disclosure provided to Metaldyne stockholders in the proxy statement that was mailed to our stockholders on or about October 26, 2000. The proposed settlement is subject to approval by the Delaware Court of Chancery.

     A civil suit was filed in the United States District Court for the Central District of California in April 1983 by the United States of America and the State of California against over 30 defendants, including a subsidiary of ours, for alleged release into the environment of hazardous waste disposed of at the Stringfellow Disposal Site in California. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. A consent decree has been entered into by the plaintiffs and the defendants, including us, providing that the consenting parties perform partial remediation at the site. Another civil suit was filed in the United States District Court for the Central District of California in December 1988 by the United States of America and the State of California against more than 180 defendants, including us, for alleged release into the environment of hazardous waste disposed of at the Operating Industries, Inc. site in California. This site served for many years as a depository for municipal and industrial waste. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. Consent decrees have been entered into by the plaintiffs and a group of the defendants, including us, providing that the consenting parties perform certain remedial work at the site and reimburse the plaintiffs for certain past costs incurred by the plaintiffs at the site. Based upon our present knowledge and subject to future legal and factual developments, we do not believe that any of this litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

     We are subject to other claims and litigation in the ordinary course of our business, but do not believe that any such claim or litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information regarding our directors and executive officers.

                  Name                      Age              Position
                  ----                      ---              --------
Gary Banks.............................      50    Director
Marshall Cohen.........................      66    Director
Lee M. Gardner.........................      54    Director
Cynthia L. Hess........................      44    Director
Perry J. Lewis.........................      62    Director
J. Michael Losh........................      54    Chairman of the Board of Directors
Richard A. Manoogian...................      64    Director
David I. Margolis......................      71    Director
Thomas T. Stallkamp....................      54    Director
David A. Stockman......................      54    Director
Daniel P. Tredwell.....................      42    Director
Samuel Valenti III.....................      55    Director
Timothy D. Leuliette...................      51    President and Chief Executive Officer of Metaldyne, President
                                                   and Chief Executive Officer of Metal Forming Group, and Director
Grant H. Beard.........................      40    President and Chief Executive Officer of Diversified Industrial
                                                   Group
David B. Liner.........................      45    Vice President and General Counsel
Roy Parrott............................      60    Group President of Business Operations
Leroy H. Runk..........................      60    Group President of Forming Technologies
James F. Tompkins......................      45    Vice President and Treasurer

--------------------

     Gary M. Banks. Mr. Banks was elected as one of our directors in connection with the recapitalization and is a Senior Managing Director of Heartland Industrial Partners. He has served as a Director of Documentum, Inc. since March 1999 and served as Vice President and Chief Information Officer of Sithe Energies, an electricity generation trading company in New York from October 1999 to May 2000. From August 1998 to July 1999, he was Vice President and Chief Information Officer for Xerox Corporation, a manufacturing company. From June 1992 to July 1998, Mr. Banks served as Director MIS for the agricultural division of Monsanto Inc., a life sciences company. Before joining Monsanto, he spent 15 years with Bristol-Myers Squibb Company, a pharmaceutical company.

     Marshall Cohen(1). Mr. Cohen was elected as one of our directors in connection with the recapitalization. He is also a director of American International Group, Inc., Barrick Gold Corporation, Toronto Dominion Bank, The Goldfarb Corp., Lafarge Corp., Speedy Muffler King Inc. and Collins & Aikman Corporation. From November 1988 to September 1996, he was President and Chief Executive Officer and a Director of The Molson Companies Limited.

     Lee M. Gardner. Mr. Gardner served as our President from 1992 until February 2001 and continues to assist Metaldyne through June 2001, when his employment will terminate. Mr. Gardner joined Metaldyne in 1987 with responsibility for the powertrain and chassis business serving the automobile industry. In October 1990, Mr. Gardner assumed responsibility for all of our companies serving the automobile marketplace. Prior to joining us, Mr. Gardner spent over 14 years with Borg-Warner Corporation. His last position before joining us was Vice President and General Manager of Borg-Warner's Transmission System Group. Mr. Gardner is a Director of MSX International, Inc.

     Cynthia L. Hess. Ms. Hess was elected as one of our directors in connection with the recapitalization and is a Senior Managing Director of Heartland Industrial Partners. She was formerly vice president of corporate quality for DaimlerChrysler, where she led the corporate strategy for quality improvement and facilitated quality plan execution. In her 22 years with DaimlerChrysler, Ms. Hess held various engineering, manufacturing and procurement supply positions. Ms. Hess is a director of Collins & Aikman Corporation.

     Perry J. Lewis. Mr. Lewis was elected as one of our directors in connection with the recapitalization and is a Senior Managing Director of Heartland Industrial Partners. He is a Director of Aon Corporation, and Clear Channel Communications, Inc. Mr. Lewis was also a founding partner of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm, and has served as a partner of that firm since 1982. He has been a general partner of MLGAL Partners, L.P. since April 1987.

     J. Michael Losh(1)(2). Mr. Losh was elected as one of our directors in connection with the recapitalization and was appointed our Chairman of the board in February 2001. He is a Director of Cardinal Health Inc., and The Quaker Oats Company. He was a Director of Hughes Electronics from February 1995 to August 2000 and a Director of Delphi Automotive Systems Corp. in 1999. Formerly, he was the Executive Vice President and Chief Financial Officer of General Motors Corporation starting in 1994 and prior to that, Vice President and Group Executive of North American Vehicle Sales, Service and Marketing from 1992 to 1994.

     Richard A. Manoogian(1). Mr. Manoogian has served as our Chairman of the Board and Director since our formation in 1984 and served as Chief Executive Officer until January 1998. Mr. Manoogian stepped down as Chairman in connection with the recapitalization. He joined Masco Corporation in 1958, was elected Vice President and a Director in 1964, President in 1968 and Chairman and Chief Executive Officer in 1985. He served as Chairman of the Board of TriMas Corporation from 1989 until we acquired it in January 1998. He is also a director of Bank One Corporation, MSX International, Inc., a former affiliate of ours, Detroit Renaissance and The American Business Conference, Chairman of the Detroit Institute of Arts Board of Directors and a trustee of the Archives of American Art (Smithsonian Institution), Center for Creative Studies, The Fine Arts Committee of the State Department, Trustee, Council of the National Gallery of Art, Armenian General Benevolent Union, Detroit Investment Fund and the Henry Ford Museum and Greenfield Village.

     David I. Margolis(2). Mr. Margolis was elected as one of our directors in connection with the recapitalization. Mr. Margolis is an Executive Advisor to Credit Suisse First Boston Equity Partners. He was employed by Coltec, a manufacturer of aerospace, automotive and industrial products, for 33 years, where he was Chief Executive Officer and Chairman of the Board until his retirement in 1995. He recently retired as a Director of Burlington Industries, Inc., a manufacturer of textiles, and as a Director of B.F. Goodrich Co.

     Thomas T. Stallkamp. Mr. Stallkamp was elected as one of our directors in connection with the recapitalization. He was appointed Vice Chairman and Chief Executive Officer of MSX International, Inc., effective January 2000. He also serves on the Board of Directors for Kmart Corporation, bvertical.com and Baxter International. Prior to joining MSX International, Inc., Mr. Stallkamp was Vice Chairman for DaimlerChrysler Corporation and also served as President of Chrysler Corporation in 1998.

     David A. Stockman(1). Mr. Stockman was elected as one of our directors in connection with the recapitalization. He is a Senior Managing Director and the founder of Heartland Industrial Partners, a buyout firm, established in 1999, focused on industrial buyouts and buildups. Prior to founding Heartland Industrial Partners, he was a senior managing director of The Blackstone Group L.P. and had been with Blackstone since 1988. Mr. Stockman is a director of Collins & Aikman Corporation.

     Daniel P. Tredwell(2). Mr. Tredwell was elected as one of our directors in connection with the recapitalization. Mr. Tredwell is a Senior Managing Director and one of the co-founders of Heartland Industrial Partners. He has more than a decade of leveraged financing experience. Mr. Tredwell served as a Managing Director at Chase

Securities Inc. and had been with Chase Securities since 1985. Mr. Tredwell is a director of Collins & Aikman Corporation.

     Samuel Valenti III(2). Mr. Valenti was elected as one of our directors in connection with the recapitalization and is a Senior Managing Director of Heartland Industrial Partners. He has been a director of Masco Capital Corporation since 1988. Mr. Valenti was formerly Vice President-- Investments of Masco Corporation from May 1977 to October 1998. Mr. Valenti is a director of Collins & Aikman Corporation.

--------------------------------------------

(1)  Compensation committee member.
(2)  Audit committee member.

     Timothy D. Leuliette. Mr. Leuliette was elected as one of our directors in connection with the recapitalization and currently serves as our President and Chief Executive Officer and the President and Chief Executive Officer, Metal Forming Group. He is the former Vice Chairman of Detroit Diesel Corp. and has spent 27 years in management of manufacturing and services businesses and in the investment of private capital. Mr. Leuliette joined the Penske Corporation as President & Chief Operating Officer in 1996 to address operational and strategic issues. From 1991 to 1996, Mr. Leuliette served as President & Chief Executive Officer of ITT Automotive. He also serves on a number of corporate and charitable boards, including serving as a Chairman of The Federal Reserve of Chicago, Detroit Branch. Mr. Leuliette is a Senior Managing Director and one of the co-founders of Heartland Industrial Partners. Mr. Leuliette is a director of Collins & Aikman Corporation.

     Grant H. Beard. Mr. Beard was appointed President of our Diversified Industrial Group in February 2001. From September 2000 to February 2001, Mr. Beard was president and Chief Executive Officer of HealthMedia and remains its chairman of the board. From June 1997 to September 2000, he was President of the Preferred Technical Group of Dana Corporation, a manufacturer of tubular fluid routing products sold to vehicle manufacturers. He has also served as Vice President of Sales, Marketing and Corporate Development for Echlin, Inc., before the acquisition of Echlin by Dana in late 1998. Mr. Beard has experience at three private equity/merchant banking groups (Bain Capital, Anderson Group and Oxford Investment Group) where he was actively involved in corporate development, strategy and operations management.

     David B. Liner. Mr. Liner has served as our Vice President and General Counsel since September 1998. He joined MascoTech in February 1997 as Vice President and Corporate Counsel. Previously he was employed by Masco Corporation as Associate Corporate Counsel from December 1987.

     Roy Parrott. Mr. Parrott was recently named Group President of Business Operations of Metaldyne. Prior to this, he was an officer and director of Simpson Industries. Mr. Parrott joined Simpson in 1989 and served as both President and a director and then in 1994, he was named chief executive officer. Mr. Parrott is also currently a director of the Lear Corporation and serves on the advisory board of Michigan State's College of Natural Science.

     Leroy H. Runk. Mr. Runk joined Metaldyne, then MascoTech, in 1993 as Group President of the Forming Technologies Group and was designated a Group President of MascoTech in 1998. He holds that same title for what is now Metaldyne. Prior to joining MascoTech, Mr. Runk was President and Chief Operating Officer of Harvard Industries, an automotive parts supplier.

     James F. Tompkins. Mr. Tompkins was elected a vice president in February 2001 and continues to serve as our Treasurer, which he has done since May 1998. He previously served as our Assistant Treasurer from August 1988 to May 1998.

     Committees of the Board of Directors. Our present audit and compensation committees were formed in February 2001. Our audit committee consists of Messrs. Tredwell, Losh, Margolis and Valenti and our compensation committee consists of Messrs. Stockman, Cohen, Losh and Manoogian.

     Audit Committee. The audit committee reviews our various accounting, financial reporting and internal control functions and makes recommendations to the board for the selection of independent public accountants. In addition, the committee monitors the independence of our independent accountants.

     Compensation Committee. The compensation committee is responsible for developing and maintaining our compensation strategies and policies. The compensation committee is also responsible for monitoring and administering our compensation and employee benefit plans.

     Director Compensation. Outside directors who are not affiliated with Heartland Industrial Partners receive cash compensation of $50,000 per year (other than the Chairman of the Board, who receives $75,000 per year) for their service as members of the board of directors and they are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. In addition, outside directors not affiliated with Heartland Industrial Partners are eligible to receive awards under the Company's 2001 Long Term Equity Incentive Plan we expect to implement.

     Compensation Committee Interlocks and Insider Participation. John A. Morgan, a member of our compensation committee prior to the recapitalization and a former member of our board, is a managing director of Morgan, Lewis, Githens & Ahn, Inc., an investment bank to whom we paid a $4 million financial advisory fee (plus expenses) in connection with the recapitalization. The other members of our compensation committee prior to the recapitalization were Peter A. Dow, William K. Howenstein and Helmut F. Stern, none of whom are or were our employees. Mr. Gardner, formerly one of our executive officers, is a member of the board of directors of MSX International, Inc., a former affiliate of the Company, and serves on its Compensation Committee. Mr. Manoogian, one of our directors, is also a director of MSX International, Inc. Mr. Stallkamp, one of our directors, is an executive officer of MSX International, Inc.

Director and Executive Officer Compensation

     Summary Compensation

     The following table summarizes the annual and long-term compensation of our chief executive officer and the other four highest paid executive officers for 2000, 1999 and 1998, as well as information concerning two of our new executive officers. All of the individuals in the table are referred to collectively as the "named executive officers."

                                                                                 Long Term
                                         Annual Compensation(1)             Compensation Awards
                                  --------------------------------   ---------------------------------
                                                                                                           All Other
                                                                      Old Restricted   Securities Un-       Compen-
Name and Principal Position  Year        Salary          Bonus        Stock Awards(2)  derlying Options    sation(3)
---------------------------  ------   ------------    ------------   ----------------  ----------------   ------------
Timothy D. Leuliette(4)               $ 1,000,000               (4)    $            0            (4)            (4)
  President and Chief
  Executive
  Officer and President
  and Chief Executive
  Officer of Metal
  Forming Group

Grant Beard(5).........              $    550,000              (5)     $            0            (5)            (5)
  President and Chief
  Executive
  Officer of Diversified
  Industrial Product Group

Frank M. Hennessey(6)..      2000    $          0       $1,600,000        $   155,000              0      $      0
  Former Chief Executive     1999               1                0          1,915,000        100,000             0
  Officer                    1998               1                0          2,367,000        400,000             0

Lee M. Gardner(7)......      2000    $    670,000    $     115,000        $   144,000              0      $ 34,000
  Former President and       1999         650,000          231,000            155,000              0       116,000
  Chief Operating Officer    1998         662,000          260,000            344,000         49,000       106,000

Timothy Wadhams(8).....      2000    $    456,000    $      78,333        $    98,000              0      $ 23,000
  Former Executive Vice      1999         442,000          157,000            106,000              0        73,000
  President-Finance and      1998         448,000          177,000            951,000         30,000        67,000
  Administration and
  Chief Financial Officer

William T. Anderson(9).      2000    $    269,000    $      45,833        $   116,000              0      $ 13,000
  Former Vice                1999         256,000           93,000             59,000              0        42,000
  President-Controller       1998         246,000          105,000            292,000         20,000        38,000

David B. Liner.........      2000    $    230,000    $      39,000        $    50,000              0      $ 11,000
  Vice President and         1999         213,000           80,000             48,000              0        21,000
  General                    1998         197,000           84,000            183,000         14,000        20,000
  Counsel

----------------

(1) Officers may receive certain perquisites and personal benefits, the dollar amounts of which are below current Securities and Exchange Commission thresholds for reporting requirements.

(2) This column sets forth the dollar value, as of the date of grant, of restricted stock awarded under our 1991 Long Term Stock Incentive Plan (the "1991 Plan"), without giving any effect to the recapitalization. Restricted stock awards under the 1991 Plan which had previously vested were treated in the recapitalization like any other share of common stock and were cashed out in the recapitalization and unvested restricted stock awards were replaced immediately following the recapitalization with new restricted stock awards (see "-- Restricted Stock Awards" below). The following number of restricted shares were awarded in 2000 to the named executive officers in replacement of their prior restricted stock awards:
     Mr. Hennesey-- 241,390 shares; Mr. Gardner-- 105,480 shares; Mr. Wadhams-- 90,890 shares; Mr. Anderson-- 46,750 shares; and Mr. Liner-- 22,730 shares. As of March 31, 2001, the aggregate number and value (using the $16.90 per share cash price paid in the recapitalization) of unvested restricted shares held by each of the named executive officers were: Mr. Hennessey-- 181,042 shares valued at $3,059,610; Mr. Gardner-- 79,110 shares valued at $1,336,959; Mr. Wadhams-- 68,167 shares valued at $1,152,022; Mr.
     Anderson-- 35,062 shares valued at $592,548; and Mr. Liner-- 17,047 shares valued at $288,094.

(3) This column includes Metaldyne contributions and allocations under our defined contribution retirement plans for the accounts of each of the named executive officers (Mr. Hennessey-- none; Mr. Gardner-- $34,000; Mr. Wadhams-- $23,000; Mr. Anderson-- $13,000; and Mr. Liner-- $11,000).

(4) Effective February 2001, Mr. Leuliette was appointed as Metaldyne's president and chief executive officer as well as president and chief executive officer of our Metal Forming Group at an annual salary of $1,000,000. No salary was paid to Mr. Leuliette in 2000. In addition to his salary, we have advised him that he will be eligible for a performance bonus based upon the 2001 performance of Metaldyne in a target amount equal to 100% of the base salary paid to him. All of these payments, including his salary, will be prorated based upon his time with us. He will also be eligible for a grant of options in 2001 under a new option plan being implemented by Metaldyne equal to approximately 0.5% of our outstanding common stock at the time of grant, with the grant prorated if he serves a partial year. For so long as he serves in these capacities, Mr. Leuliette is eligible for certain perquisites and other personal benefits the value of which cannot presently be determined.

(5) Effective February 2001, Mr. Beard was appointed as president and chief executive officer of our Diversified Industrial Products Group at an annual salary of $550,000. No salary was paid to Mr. Beard in 2000. In addition to his salary, he is eligible for a performance bonus in each year in a target amount equal to 60% of his base compensation for the year. He has been guaranteed a minimum bonus of $150,000 for 2001. We intend to grant him options to purchase 163,075 shares of our common stock at an exercise price of $16.90 per share with a vesting schedule of one-third on each anniversary of the award. Mr. Beard is eligible for certain perquisites and other personal benefits the value of which cannot presently be determined. Mr. Beard is also entitled to compensation of approximately three times his annual compensation in the event of certain terminations of his employment including following a change of control.

(6) Upon the recapitalization, Mr. Hennessey stepped down as vice chairman of the board and chief executive officer.

(7) In February 2001, Mr. Gardner stepped down from his position as our president.

(8) Effective April 1, 2001, Mr. Wadhams stepped down from his position as our Executive Vice President-Finance and Administration and Chief Financial Officer.

(9)  In February 2001, Mr. Anderson stepped down as Vice President-Controller.

     Option Grants in Last Fiscal Year

     No options were granted to the named executive officers in 2000. Pursuant to the recapitalization, all in-the-money options were cashed out and all other options were cancelled as described under "The Recapitalization."

     Option Exercises and Year-End Option Value

     No options were exercised in 2000 by any of the named executive officers. Pursuant to the recapitalization, all in-the-money options were cashed out and all other options were cancelled.

Pension Plans

     The executive officers participate in pension plans maintained by us for certain of our salaried employees. The following table shows estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under these plans.

  Remuneration(1)                                         Years of Service(2)
---------------------    ------------------------------------------------------------------------------------------
                             5              10              15              20             25             30
                         ------------   ------------   ------------   ---------------  ------------  --------------
      $100,000             $5,645         $11,290         $16,935          $22,580       $28,225        $33,870
       200,000             11,290          22,580          33,870           45,161        56,451         67,741
       300,000             16,935          33,870          50,806           67,741        84,676        101,611
       400,000             22,580          45,161          67,741           90,321       112,902        135,482
       500,000             28,225          56,451          84,676          112,902       141,127        169,352
       600,000             33,870          67,741         101,611          135,482       169,352        203,223
       700,000             39,516          79,031         118,547          158,062       197,578        237,093
       800,000             45,160          90,321         135,482          180,643       225,803        270,964

-------------------------------------------------------------------------------------------------------------------

(1) For purposes of determining benefits payable, remuneration in general is equal to the average of the highest five consecutive January 1 annual base salary rates paid by us prior to retirement. The compensation covered by the plans includes compensation paid to Mr. Hennessey by Masco Corporation prior to his employment with us, and equivalent estimates are used where compensation has been curtailed by agreement with us or Masco Corporation.

(2) The plans provide for credit for employment with us or Masco Corporation and their subsidiaries. Vesting occurs after five full years of employment. The benefit amounts set forth in the table above have been converted from the plans' calculated five-year certain and life benefit and are not subject to reduction for social security benefits or for other offsets, except to the extent that pension or equivalent benefits are payable under a Masco Corporation plan. The table does not depict Code limitations on tax-qualified plans because one of the plans is a non-qualified plan established by us to restore for certain salaried employees (including certain of the named executive officers) benefits that are otherwise limited by the Code. Approximate years of credited service for the named executive officers are: Mr. Hennessey -- 11; Mr. Gardner -- 14; Mr. Wadhams -- 25; Mr. Anderson -- 28; and Mr. Liner -- 21.

     Under our Supplemental Executive Retirement Plan, certain of our officers and other key executives may receive retirement benefits in addition to those provided under our other retirement plans. Each participant is to receive annually upon retirement on or after age 65, an amount which, when combined with benefits from our other retirement plans (and, for most participants, any retirement benefits payable by reason of employment by prior employers) generally equals up to 60% of the average of the participant's highest three years' cash compensation received from us (base salary and regular year-end cash bonus or equivalent estimates where cash compensation has been reduced by agreement with us). A disability benefit is payable to a participant who has been employed at least two years and becomes disabled. Participants who terminate with more than five years' service before age 65 become entitled to receive a benefit adjusted by an age-and-service vesting schedule that provides for no more than 50% vesting upon attainment of age 50 and 100% vesting no earlier than age 60, with provision for an additional 20 percentage points of vesting (not to exceed 100% in total) should termination by us without cause occur prior to age 65. Such vested benefit is not payable until age 65 and is subject to offset for amounts earned from prior or future employers. A surviving spouse will receive reduced benefits upon the participant's death. A participant and his (or her) surviving spouse may also receive supplemental medical benefits. The plan is unfunded, except that accelerated payment on a present value basis is mandatory following a change in control. Messrs. Gardner, Wadhams and Liner participate in this plan, and each is eligible for a 60 percent benefit at age 65.

Restricted Stock Awards

     Immediately prior to the recapitalization, all existing restricted stock awards were canceled and, immediately following the recapitalization, these awards were replaced with new restricted stock awards. Twenty-five percent of the shares issued under the new restricted stock awards vested, subject to transfer restrictions, at the time of the recapitalization merger. Holders of the new restricted stock awards could have elected to receive the entire first installment in the form of shares or 60% in the form of shares and 40% in cash, with the amount of cash computed at $16.90 per share (the cash merger consideration per share). The balance of the shares issued under the new restricted stock awards will vest, subject to transfer restrictions, ratably on January 14, 2002, January 14, 2003 and

January 14, 2004. Prior to each vesting date for the remaining installments, holders may elect to receive the entire installment in shares, 60% of the installment in shares and 40% in cash, or 100% in cash. Failure to make an election will result in the holder receiving 100% of the installment in cash. The amount of cash paid per share will be $16.90 plus 6% per annum from the date of issuance of the restricted stock award. If the participant chooses shares, the number of shares delivered will be increased by 6% per annum from the date of issuance of the restricted stock award. Metaldyne will be entitled to defer any payment of cash if it is prohibited from making the payment under its credit facilities. In the event of deferral, the amount payable to holders will be increased to 12% per annum instead of 6% per annum.

     The recapitalization agreement provides for a portion of the net proceeds from the disposition of Saturn stock to be paid in respect of common stock (including the restricted stock awards) and eligible options outstanding immediately prior to the recapitalization and all of the amounts in the foregoing paragraph would be adjusted accordingly. As of March 31, 2001, without giving effect to the impact of vesting provisions, the 3,677,498 shares subject to restricted stock awards represented approximately 9.0% of the outstanding Metaldyne common stock.

New Equity Incentive and Stock Purchase Plans

     We are in the process of considering and expect to implement two equity-based compensation plans for our executive officers, directors and other key employees. The first plan, a long term equity incentive plan, is intended to provide incentives to attract, retain and motivate employees, consultants and directors in order to achieve our long-term growth and profitability objectives. The plan will provide for the grant to eligible employees, consultants and directors of stock options, stock appreciation rights, restricted shares, restricted share units payable in shares of Common Stock or cash, stock awards in lieu of cash awards, dividend equivalents and other stock-based awards. We expect that the right to exercise stock options will vest over a period of time, but that vested options will not be exercisable prior to our first underwritten public offering of common stock after the plan is implemented. There may be other limitations on exercise and vesting, but they have not been definitively determined, and exercise prices will be determined by the committee administering the plan. A share appreciation right ("SAR") will entitle the holder thereof to receive with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise (or, if the committee administering the plan so determines, at any time during a specified period before or after the date of exercise) over the exercise price of the SAR set by the committee administering the plan as of the date of grant. Payment with respect to SARs may be made in cash or shares of Common Stock as determined by the committee administering the plan. Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the committee administering the plan may impose. Such restrictions will lapse under circumstances as the committee administering the plan may determine, including upon the achievement of performance criteria. Except as otherwise determined by the committee administering the plan, eligible employees granted restricted shares will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon, and unvested restricted shares will be forfeited upon termination of employment during any applicable restriction period.

     The second plan, a stock purchase plan, will provide our qualified suitable senior level employees with an opportunity to purchase shares of our common stock. Such shares may be subject, prior to our first underwritten public offering of common stock, to transfer and other restrictions, as established by the committee administering the plan. Each of these plans, if implemented, would be overseen by an Administrative Committee comprised of Metaldyne directors.

Employment/Consulting Agreements

     Timothy Wadhams. Prior to the recapitalization, we entered into an employment/consulting agreement with Timothy Wadhams, our former Executive Vice President-Finance and Administration, to serve at his current rate of base pay plus a bonus which would equal at least 50% of his base pay. The agreement, which is terminable by either party generally on 60 days' notice, was terminated by Mr. Wadhams effective on March 31, 2001. Under the agreement, Mr. Wadhams will be paid a stay bonus of $1,200,000. Mr. Wadhams will be available to us for an additional three years as a consultant for an aggregate of $1,150,000 payable over three years, which would accelerate and become payable on a present value basis upon a subsequent change in control. Such payments would also be in consideration of Mr. Wadhams agreeing not to engage in certain competitive activities. Mr. Wadhams is entitled to continuation of health benefits under certain circumstances, and his supplemental executive retirement benefits would also be increased.

     Lee M. Gardner. Prior to the recapitalization, we entered into an employment/consulting agreement with Lee M. Gardner, our former President and Chief Operating Officer, to serve at his former rate of base pay plus a bonus which would equal at least 50% of his base pay. The agreement is terminable by either party generally on 60 days notice and will terminate in June 2001. Upon termination of the agreement, Mr. Gardner will be paid a stay bonus of $1,500,000 upon his execution of a release in our favor and he would continue for three years to be available as a consultant to us for an aggregate of $1,725,000 payable over three years which would accelerate and become payable on a present value basis upon a subsequent change in control. Such payments would also be in consideration of Mr. Gardner's agreeing not to engage in certain activities that would be competitive with us. Mr. Gardner would be entitled to continuation of health benefits under certain circumstances, and his supplemental executive retirement benefits would also be increased.

     Frank M. Hennessey. Prior to the recapitalization, we entered into an agreement with Mr. Hennessey, our former Vice Chairman and Chief Executive Officer, to serve as a consultant to us through December 31, 2003 for an annual payment of $500,000. Such payments would also be in consideration of Mr. Hennessey's agreement not to engage in certain activities that would be competitive with us.

Severance Agreements

     Messrs. Anderson and Liner, our former Vice President-Controller and our Vice President and General Counsel, respectively, entered into change of control severance agreements with us in connection with the recapitalization. The respective severance arrangements provide for the cash payment of severance benefits equal to two years of base salary and target bonus and benefits continuation in the event that the officer's employment is terminated under specific circumstances within two years of a change of control. Additionally, such agreements provide that, in the event the officer's employment is terminated under certain circumstances within three years of a change of control, any stock awards held by such officer shall continue to stay outstanding and vest in accordance with their terms. The agreements "gross up" the officers to the extent any payments are subject to excise tax as a result of being deemed "excess parachute payments." The recapitalization merger constituted a change of control under these severance arrangements. Mr. Anderson is currently collecting benefits under his change of control agreement.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2001 by:

     o each person known by us to beneficially own more than 5% of our common stock;

     o    each of our directors;

     o    each of our executive officers; and

     o    all of our directors and executive officers as a group.

     The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, we believe, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned by them. There are significant agreements relating to voting and transfers of common stock in the Shareholders Agreement described under "Certain Relationships and Related Transactions." Our outstanding number of shares of common stock assumes that no cash elections are made in respect of our restricted stock incentive plans and that all such restricted stock fully vests.

                                                                             Beneficial Ownership of Metaldyne
                                                                           ------------------------------------
                                                                                Shares of             Percent
                       Name and Beneficial Owner                              Common Stock           of Class
                       -------------------------                           ------------------    --------------
Heartland Industrial Associates, L.L.C.
     55 Railroad Avenue
     Greenwich, Connecticut(1)(2)....................................            17,527,522             42.4%
Credit Suisse First Boston Equity Partners, L.P.
     11 Madison Avenue
     New York, New York  10010(3)....................................            10,355,030             25.0%
Masco Corporation
     21001 Van Born Road
     Taylor, Michigan  48180..........                                            2,492,248              6.0%
Gary Banks(2)........................................................                    --             --
Grant H. Beard.......................................................                    --             --
Marshall Cohen.......................................................                    --             --
Lee M. Gardner(4)....................................................                94,932              *
Cynthia Hess(2)......................................................                    --             --
Tim Leuliette(2)(5)..................................................                    --             --
Perry J. Lewis(2)....................................................                    --             --
David B. Liner(4)....................................................                20,457              *
J. Michael Losh......................................................                    --             --
Richard A. Manoogian(6)..............................................             1,479,290              3.6%
David Margolis(7)....................................................                    --             --
Roy Parrott..........................................................                    --             --


                                      -49-

                                                                             Beneficial Ownership of Metaldyne
                                                                           ------------------------------------
                                                                                Shares of             Percent
                       Name and Beneficial Owner                              Common Stock           of Class
                       -------------------------                           ------------------    --------------

Leroy H. Runk(4).....................................................                51,156              *
Thomas Stallkamp.....................................................                    --             --
David A. Stockman(2).................................................                    --             --
James F. Tompkins(4).................................................                28,728              *
Daniel P. Tredwell(2)................................................                    --             --
Samuel Valenti III(2)................................................                    --             --
All executive officers and directors
     as a group (18 persons) (2) (8).................................             1,674,563              4.1%

----------------------

*    Less than 1%.

(1) The 17,527,522 shares of common stock are beneficially owned indirectly by Heartland Industrial Associates, L.L.C. as the general partner of each of the limited partnerships which hold shares of common stock directly. These partnerships hold shares of common stock as follows: 16,696,477 shares are held by Heartland Industrial Partners, L.P.; 194,204 shares are held by Heartland Industrial Partners (FF), L.P.; 329,821 shares are held by Heartland Industrial Partners (E1), L.P.; 153,510 shares are held by Heartland Industrial Partners (K1), L.P.; and 153,510 shares are held by Heartland Industrial Partners (C1), L.P. In addition, by reason of the Shareholders Agreement summarized under "Related Party Transactions," Heartland Industrial Associates, L.L.C. may be deemed to share beneficial ownership of shares of common stock held by other stockholders party to the Shareholders Agreement. Such beneficial ownership is hereby disclaimed.

(2) As described in footnote 1 above, 17,527,522 shares are beneficially owned by Heartland Industrial Associates, L.L.C. Mr. Stockman is the Managing Member of Heartland Industrial Associates, L.L.C., but disclaims beneficial ownership of such shares. Messrs. Banks, Leuliette, Lewis, Tredwell and Valenti and Ms. Hess are also members of Heartland Industrial Associates, L.L.C. and also disclaim beneficial ownership of the shares. The business address for each such person is 55 Railroad Avenue, Greenwich, CT 06830.

(3) Of the 10,355,030 shares of common stock beneficially owned by CSFB, 7,402,831 shares are held directly by Credit Suisse First Boston Equity Partners, L.P.; 2,069,282 shares are held by Credit Suisse First Boston Equity Partners (Bermuda), L.P.; 6,610 shares are held by Credit Suisse First Boston U.S. Executive Advisors, L.P.; 533,168 shares are held by EMA Partners Fund 2000, L.P.; 343,139 shares are held by EMA Private Equity Fund 2000, L.P. In addition, by reason of the Shareholders Agreement summarized under "Related Party Transactions," CSFB may be deemed to share beneficial ownership of shares of common stock held by other stockholders party to the Shareholders Agreement. Such beneficial ownership is hereby disclaimed.

(4) Constitutes restricted stock, whether vested or not vested, issued under our restricted stock incentive plans. Holders have voting but no investment power over unvested restricted shares. Holders of restricted common stock may not prior to an underwritten public offering of at least 15% of our common stock transfer any shares of restricted common stock to a person other than a relative of such holder or a trust established for the benefit of a relative of such holder.

(5) We have informed Mr. Leuliette that he will be eligible for stock option grants once a stock option plan is implemented, as described under "Management -- Director and Executive Officer Compensation."

(6) Includes 661,260 shares owned by The Richard and Jane Manoogian Foundation, for which Mr. Manoogian serves as a director. He shares voting and investment power with respect to the securities owned by the foundation, but Mr. Manoogian disclaims beneficial ownership of such securities. Mr. Manoogian is also chairman of the board of Masco Corporation as well as its chief executive officer. None of the shares beneficially owned by Mr. Manoogian are attributed to, or reported as beneficially owned by, Masco Corporation. Also includes 196,860 shares of restricted stock, whether vested or not vested, owned by Mr. Manoogian. See note 4 above.

(7) Mr. Margolis is an Executive Advisor to Credit Suisse First Boston Equity Partners and as such may be deemed to share beneficial ownership of the shares owned by Credit Suisse First Boston Equity Partners and described in footnote 3 above. Mr. Margolis's business address is Eleven Madison Avenue, New York, N.Y. 10010. Mr. Margolis disclaims beneficial ownership of such shares.

(8) Includes 485,206 shares of restricted stock, whether vested or not vested, issued under our restricted stock incentive plans. Holders have voting but no investment power over unvested restricted shares. See note 4 above.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders Agreement

     In connection with the recapitalization, Heartland, Credit Suisse First Boston Equity Partners, L.P., Masco Corporation, Richard Manoogian, their various affiliates and certain other stockholders of Metaldyne, Inc. entered into a Shareholders Agreement regarding their ownership of our common stock. References to a shareholder below refer only to those that are party to the Shareholders Agreement. References to Heartland and CSFB refer to all of their respective affiliated entities collectively, unless otherwise noted. Owners of an aggregate of approximately 90% of our outstanding common stock are party to the Shareholders Agreement.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock in order to cause:

     (1) an amendment to our Bylaws to provide that the authorized number of directors on our board of directors shall be as recommended by Heartland in its sole discretion.

     (2)  the election to the board of directors of:

     o such number of directors as shall constitute a majority of the board of directors as designated by Heartland Industrial Partners, L.P.;

     o    one director designated by Masco; and

     o    one director designated by CSFB after consultation with Heartland.

Masco's ability to designate one director to the board of directors will terminate when it ceases to own a majority of the shares of common stock held by it as of the closing of the recapitalization subject to certain exceptions. CSFB's ability to designate one director to the board of directors will terminate when it ceases to own a majority of the shares of common stock held by it as of the closing of the recapitalization.

     Transfers of Common Stock. Prior to the date we have consummated a public offering of our common stock of at least $100.0 million (a "Qualifying Public Equity Offering"), the Shareholders Agreement restricts transfers of common stock except for transfers: (1) to a permitted transferee of a stockholder, (2) pursuant to the "right of first offer" provision discussed below, (3) pursuant to the "tag-along" provision discussed below, (4) pursuant to the "drag-along" provision discussed below and (5) pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering no stockholder party to the agreement may transfer any of its shares other than to a permitted transferee of such stockholder or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to us. We shall have the option for 15 business days to purchase such shares. If we decline to purchase the shares, then Heartland shall have the right to purchase such shares for an additional 10 business day period. Any shares not purchased by us or Heartland can be sold by such stockholder party to the agreement at a price not less than 90% of the price offered to us or Heartland.

     Tag-Along Rights. The Shareholders Agreement grants to the stockholders party to the agreement, subject to certain exceptions, in connection with a proposed transfer of common stock by Heartland or its affili-ates, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders at the same price and upon the same economic terms as are being offered to Heartland. These rights terminate upon a Qualifying Public Equity Offering.

     Drag-Along Rights. The Shareholders Agreement provides that when Heartland and its affiliates enter into a transaction resulting in a substantial change of control of Metaldyne Corporation, Heartland has the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as Heartland is selling and to otherwise vote in favor of the transactions effecting such substantial change of control. These rights terminate upon a Qualifying Public Equity Offering.

     Information. Pursuant to the Shareholders Agreement, each stockholder party to the agreement is entitled to receive our quarterly and annual financial statements. In addition, such stockholders who maintain 25% of their original equity investment in us will be entitled to receive prior to a Qualifying Public Equity Offering certain monthly financial information and certain other information as they may reasonably request and will have the opportunity to meet with our senior management on an annual basis and certain stockholders will be able to meet quarterly with our senior management.

     Observer Rights. Our shareholders who are also investors ("HIP Co-Investor") in one of Heartland's funds and have invested at least $40.0 million in our common stock or own at least 10% of our outstanding common stock have the right to attend all meetings of the board of directors, including committees thereof, solely in a non-voting observer capacity. These rights terminate upon a Qualifying Public Equity Offering.

     Preemptive Rights. Subject to certain exceptions, the Shareholders Agreement provides that if we issue, sell or grant rights to acquire for cash any shares of common stock or options, warrants or similar instrument or any other security convertible or exchangeable therefor ("Equity Interests"), or any equity security linked to or offered or sold in connection with any of our Equity Interests, then we will be obligated to offer certain stockholders or Heartland the right to purchase at the sale price and on the same terms and conditions of the sale, such amount of shares of common stock or such other Equity Security as would be necessary for such stockholders or Heartland to maintain its then current beneficial ownership interest in us. These rights terminate upon a initial public offering by us.

     Affiliate Transactions. Subject to certain exceptions, the Shareholders Agreement provides that Heartland and its affiliates will not enter into transactions with us or our subsidiaries involving consideration in excess of $1.0 million without the approval of Masco Corporation and the HIP Co-Investors.

     Registration Rights. The Shareholders Agreement provides the stockholders party to the agreement with unlimited piggy-back rights each time we file a registration statement except for registrations relating to (1) shares underlying management options, (2) an initial public offering consisting of primary shares and (3) the shares being registered pursuant to this registration statement. In addition, on the earlier of (1) five years after the closing of the recapitalization or (2) an initial public offering of Metaldyne Corporation, Heartland, CSFB, Masco Corporation and Richard Manoogian have the ability to demand the registration of their shares, subject to various hold back and other agreements. The Shareholders Agreement grants two demand registrations to Masco Corporation, one demand registration to Richard Manoogian, three demand registrations to CSFB and an unlimited number of demands to Heartland.

     Approval and Consultation Rights. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering we will consult with CSFB in respect to any issues that in our good faith judgment are material to our business and operations. In addition, prior to a Qualifying Public Equity Offering, CSFB will have the right to approve:

     o    certain acquisitions by us;

     o    the selection of a chief executive officer;

     o    certain debt restructurings; and

     o    any liquidation or dissolution of us.

Monitoring Agreement

     We and Heartland are parties to a Monitoring Agreement pursuant to which Heartland is engaged to provide consulting services to us with respect to financial and operational matters. Heartland will receive a fee of $4.0 million for such services in fiscal year 2001, plus reimbursement of expenses. Approximately $333,000 was accrued in 2000 (and paid in 2001) under this agreement. After 2001, Heartland will receive a fee for such services equal to the greater of (1) $4.0 million or (2) 0.25% of our total assets. In addition to providing ongoing consulting services, Heartland will also assist in acquisitions, divestitures and financings, for which Heartland will receive a fee equal to 1% of the value of such transaction. The monitoring agreement also provides that Heartland will be reimbursed for its reasonable out-of-pocket expenses. In 2000, we paid Heartland approximately $24.0 million in fees and reimbursed it for its expenses in connection with the recapitalization and the acquisition of Simpson.

Corporate Services Agreement

     Under a Corporate Services Agreement, Masco Corporation provides us and our subsidiaries with office space for executive offices, use of its data processing equipment and services, certain research and development services, corporate administrative staff and other support services in return for payment of an annual base service fee of .8% of our consolidated annual net sales, subject to adjustments. This agreement also provides for various license rights and confidential treatment of information which may arise from Masco Corporation's performance of research and development services on our behalf. As a result of the recapitalization, the Corporate Services Agreement was amended. Under the amended agreement the fee for such services will be mutually agreed to by us and Masco Corporation but will not exceed $3.0 million during fiscal year 2001 and $500,000 during fiscal year 2002, with a concurrent reduction of the services provided to us by Masco Corporation.

Corporate Opportunities Agreement

     Masco Corporation and we are parties to a Corporate Opportunities Agreement which materially restricts the ability of either party to acquire or otherwise make an investment in a business if the other party has an investment in such business, except that Masco Corporation is unrestricted from investing in any company engaged in home improvement or building products or service businesses. The agreement terminates on the earlier of November 28, 2002 or six months after corporate services are no longer required to be provided under the Corporate Services Agreement.

Subordinated Loan Agreement

     We are a party to a subordinated loan agreement with Masco Corporation pursuant to which Masco has agreed to purchase, at par, at any time on or before October 31, 2003 up to $100.0 million aggregate principal amount of subordinated notes from us. Our credit facility obligates use of any proceeds from the sale of the notes solely to meet our obligations under our 4 1/2% Convertible Subordinated Debentures due 2003. The interest rate on the notes is based on a spread over the average treasury rate or a comparable debt issue rate subject to a cap of 14.5% at the time of issuance of the note subject to increase. We have agreed to pay Masco a commitment fee of 0.125% per annum on Masco's unused commitment under the subordinated loan agreement. Masco's obligation to purchase notes from us pursuant to the subordinated loan agreement is subject to the accuracy of our representations and warranties, the absence of any bankruptcy with respect to us, and the absence of an event of default under our credit facility. Notes under the subordinated loan agreement can be issued from time to time and mature on June 30, 2009. Any notes issued under the subordinated loan agreement are subordinate in right of payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness.

GMTI Strategic Cooperation Agreement

     We have entered into a Strategic Cooperation Agreement with Global Metal Technologies, Inc., or GMTI, which is wholly owned by Heartland. The agreement establishes a strategic relationship for establishing a full metal forming and fabrication platform serving automotive and other industrial OEMs. The agreement establishes a general framework for the relationship and we expect to enter into more definitive agreements with one another as appropriate. In general, it relates to ordinary course business activities and is intended to result in benefits for us and GMTI from our affiliation. We believe that the terms to Metaldyne, taken as a whole, are not less favorable than might be obtained from a third party. Among other things, we and GMTI have agreed to provide one another with certain corporate services and functions, such as joint marketing of certain customers, human resources staff, finance and accounting support, information technology resources and quality control and engineering services. These services will be provided at our respective costs. Certain products and services of GMTI may be marketed under the Metaldyne name, but we have not licensed or authorized GMTI or any of its subsidiaries for the use of our name. We have also entered into strategic raw material and energy purchase arrangements to achieve volume and other discounts and benefits from which we and GMTI can both profit. It is not presently possible to estimate the total net payments under the agreement or whether we will be a net recipient or payer of amounts. We do not expect the amounts to be material to us in any event. As of March 31, 2001, GMTI owed Metaldyne approximately $3 million, net of amounts owed by Metaldyne. The strategic cooperation agreement is terminable by either party under certain circumstances or if we and GMTI cease to be within Heartland's common control.

Other

     In connection with the recapitalization and the acquisition of Simpson we paid fees and expenses of approximately $11.2 million to affiliates of Credit Suisse First Boston Equity Partners, L.P.

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock

     Authorized Capital Stock

     Under our certificate of incorporation, our authorized capital stock consists of 275,000,000 shares, of which 250,000,000 shares are common stock, par value $1.00 per share, and 25,000,000 shares are preferred stock, par value $1.00 per share. The number of authorized shares of each class of stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of Metaldyne Corporation entitled to vote, voting together as a single class. As of March 31, 2001, we had 41,338,224 shares of our common stock outstanding, of which 2,674,781 shares were subject to restricted stock awards (assuming no cash elections and disregarding vesting restrictions), and 361,001 shares of Series A Preferred Stock outstanding. None of these shares except for the shares offered by this prospectus are freely transferable by their terms or by reason of securities law and contractual restrictions.

     Common Stock

     Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Delaware General Corporation Law, or the DGCL, or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders; provided that, except as required by law or our certificate of incorporation, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon.

     Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

     The outstanding shares of common stock are validly issued, fully paid and nonassessable. The common stock does not have any preemptive, subscription or conversion rights.

     Shares of common stock are freely alienable subject to compliance with securities laws except that holders of restricted common stock may not prior to an underwritten public offering of at least 15% of our common stock transfer any shares of restricted common stock to a person other than a relative of such holder or a trust established for the benefit of a relative of such holder.

     Preferred Stock

     Our board of directors is authorized from time to time, without stockholder approval, to issue up to an aggregate of 25,000,000 shares of preferred stock, $1.00 par value per share, in one or more series. Included in this amount are 370,000 shares of Series A Preferred Stock authorized for issuance, in connection with the re-capitalization. Each series of preferred stock may have the rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We issued 361,001 shares of Series A Preferred Stock to Masco Corporation upon the recapitalization.

     Except as required by law or otherwise as set forth in our certificate of incorporation, the Series A Preferred Stock holders do not have any voting rights or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any stockholders meeting. Series A Preferred Stock holders are entitled to one vote per share regarding matters on which they are entitled to vote.

     Series A Preferred Stock holders are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor pursuant to the DGCL, cumulative dividends on each share of Series A Preferred Stock for each quarterly dividend at a rate of 13% per annum for periods ending on or prior to December 31, 2005 and 15% per annum for periods after December 31, 2005, plus 2% per annum for any period for which there are any accrued and unpaid dividends.

     Our Series A Preferred Stock is not convertible and has no preemptive rights.

     All of the then outstanding Series A Preferred Stock is mandatorily redeemable by us out of legally available funds on December 31, 2012 in accordance with the provisions in our certificate of incorporation. Additionally, prior to that date, at our option, we can redeem the Series A Preferred Stock, in whole or in part, out of legally available funds, by a resolution of our board of directors, in accordance with the provisions in our certificate of incorporation.

     If a change of control, as defined in our certificate of incorporation, occurs at any time, or in the event of an equity offering triggering event, as defined in our certificate of incorporation, then each holder of Series A Preferred Stock has the right to require us to purchase such holder's Series A Preferred Stock in whole or in part, in accordance with the provisions of our certificate of incorporation.

     In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of Series A Preferred Stock are entitled to receive, out of our remaining assets, $100 in cash for each share of Series A Preferred Stock they hold, plus an amount equal to all dividends (including additional dividends) accrued and unpaid on each such share up to the date fixed for distribution. The Series A Preferred Stock ranks ahead of all our other capital stock outstanding at the time it was issued and therefore has the right to receive such dividends before common stock or any stock that ranks junior to the Series A Preferred Stock.

     Certificate of Incorporation and Bylaws

     Our bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and provide for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions require that the stockholder must give written notice either by personal delivery to the Chairman of the Board or to our Secretary not less than ten days nor more than sixty days before the date of the meeting.

     Our bylaws provide, in accordance with our certificate of incorporation, the number of directors shall be fixed from time to time exclusively by a resolution adopted by the affirmative vote of a majority of the board of directors, but shall be at least one.

     Special meetings of stockholders may be called only by the board of directors or by the President, and shall be called by the President or Secretary upon the request of a majority of the directors or upon the written request of holders of at least a majority of all outstanding shares entitled to vote on the action proposed to be taken.

     In general, our bylaws may be amended or repealed at a meeting and new bylaws adopted by the holders of a majority of our voting stock, voting together as a single class, or by a vote of a majority of the whole board of directors, provided that notices of the proposed amendments shall have been sent to all the directors not less than three days before the meeting of the directors by the unanimous vote of all the directors present.

Limitation on Liability and Indemnification of Directors and Officers

     Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the DGCL, that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

     o for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a "derivative" action by or in right of the corporation, by reason of the fact that the person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by
Section 145 of the DGCL and will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions.

     We plan to maintain standard insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

     The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

     We act as the transfer agent and registrar for our common stock.

                         DESCRIPTION OF OUR INDEBTEDNESS

Credit Facility

     Summarized below are the material terms of our credit facility. This summary is not a complete description of all of the terms and provisions of the agreement governing this debt.

Overview

     In connection with the recapitalization, Metaldyne, Metalync Company, LLC (now known as Metaldyne Company LLC), Lamons Metal Gasket Co., Lake Erie Screw Corporation, Compac Corporation, Fulton Performance Products, Inc., Norris Cylinder Company and Draw-Tite, Inc. (each of which is a direct or indirect wholly-owned subsidiary of Metaldyne) entered into a credit facility with The Chase Manhattan Bank, as administrative agent and collateral agent, Credit Suisse First Boston, as syndication agent, Comerica Bank, as documentation agent, First Union National Bank, as documentation agent, National City Bank, as documentation agent, Bank One, NA, as documentation agent, and the other lenders party thereto.

     The credit facility consists of a senior revolving credit facility and two senior term loan facilities. The revolving credit facility is comprised of loans in a total principal amount of up to $300 million. The tranche A facility in comprised of loans in a total principal amount of $500 million. The tranche B facility is comprised of loans in a total principal amount of $500 million.

     The revolving credit facility and the tranche A facility will mature on May 28, 2007 and the tranche B facility will mature on November 28, 2008.

     The obligations under the credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by us and each existing and subsequently acquired or organized domestic subsidiary of Metaldyne, other than MTSPC, Inc. and Saturn Holdings (the holder of the equity interest in Saturn), pursuant to the terms of a separate guarantee agreement.

     Although no foreign subsidiaries are currently borrowers under the credit facility, such entities may borrow under the facility in the future.

Incremental Facility

     The credit facility also provides for an incremental facility, or tranche C facility, of up to an additional $200 million to be made available to Metaldyne Company. We borrowed the full $200 million under the incremental facility in connection with our acquisition of Simpson, of which approximately $50 million has been repaid with the proceeds of certain sale-leaseback transactions. The incremental loan facility matures on February 27, 2009. The incremental facility is governed by the credit agreement and is subject to the provisions thereof relating to the term loan facilities, with certain modifications.

Security Interests

     Our borrowings under the credit facility are secured by a first priority perfected security interest in:

     o the capital stock of Metaldyne Company LLC and all of the capital stock held by Metaldyne, Metaldyne Company LLC or any domestic subsidiary of Metaldyne and of each existing and subse-quently acquired or organized subsidiary of Metaldyne (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the capital stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to Metaldyne or Metaldyne Company LLC); and

     o all tangible and intangible assets of Metaldyne, Metaldyne Company LLC and each existing or subsequently acquired or organized domestic subsidiary of Metaldyne, other than MTSPC, Inc. and Saturn Holdings, with certain exceptions as set forth in the credit facility;

Interest Rates and Fees

     Borrowings under the credit facility will bear interest, at our option, at either:

     o a base rate used by The Chase Manhattan Bank, plus an applicable margin; or

     o a eurocurrency rate on deposits for one, two, three or six month periods (or nine or twelve month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus the applicable margin.

     For the period beginning November 28, 2000 up to and including September 30, 2001, the applicable margin on revolving loans and tranche A loans which are base rate loans shall be 2.25% and on eurocurrency loans shall be 3.25%. After the period ending September 30, 2001, the applicable margin on revolving loans and tranche A loans is subject to reduction depending on the leverage ratio. The applicable margin on tranche B loans which are base rate loans is 3.00% and on eurocurrency loans is 4.00%. The applicable margin on the incremental loan incurred in connection with the acquisition of Simpson is 2.75% on base rate loans and 3.75% on eurocurrency loans prior to March 31, 2001; from April 1, 2001 through December 31, 2001 3.00% on base rate loans and 4.00% on eurocurrency loans; and thereafter 3.25% on base rate loans and 4.25% on eurocurrency loans.

     We shall also pay the lenders a commitment fee on the unused commitments under the credit facility equal to 0.75% per annum if less than 50% of the revolving facility commitments are outstanding and 0.50% per annum is to be paid if 50% or more of the revolving facility commitments are outstanding, in each case, payable quarterly in arrears. The commitment fee is subject to reduction depending on the leverage ratio.

Mandatory and Optional Repayment

     Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under the credit facility with excess cash flow, the net proceeds of certain asset dispositions, casualty and condemnation recovery events and incurrences of permitted debt.

     We may voluntarily prepay loans under the credit facility, in whole or in part, without penalty, subject to minimum prepayments. If we prepay eurodollar rate loans, we will be required to reimburse lenders for their breakage and redeployment costs.

Covenants

     The credit facility contains negative and affirmative covenants and requirements affecting us and our subsidiaries. The credit facility contains the following negative covenants and restrictions, among others: re-strictions on debt, liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements, amendments to charter, by-laws and other material documents and use of reserved funds. The credit facility also requires us and our subsidiaries to meet certain financial covenants and ratios computed quarterly commencing on December 31, 2000. The credit facility requires us to maintain restricted cash either in escrow from the proceeds of other subordinated debt financing or equity financing or in the form of availability under our revolving credit facility and accounts receivable financing in increasing amounts at specified dates until the maturity of the convertible subordinated debentures which restricted cash amount totals $205 million by the maturity date of the convertible subordinated debentures. These amounts are $70 million from November 28, 2000 to September 30, 2002; $100 million from October 2002 to December 2002; $125 million from January 2003 to March 2003; $150 million from April 2003 to June 2003; $175 million from July 2003 to September 2003; and $205 million from October 2003 to December 15, 2003 and are reduced to the extent that convertible subordinated debentures are repaid from subordinated debt or equity proceeds prior to maturity.

     The credit facility contains the following affirmative covenants, among others: mandatory reporting of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain events of default and other events, written notice of change of any information affecting the identity of the record owner or the location of collateral, preservation of existence and intellectual property, payment of obligations, maintenance of properties and insurance, notice of casualty and condemnation, access to properties and books by the lenders, compliance with laws, use of proceeds and letters of credit, additional subsidiaries, interest rate protection agreements, and maintenance of stated available funds.

Events of Default

     The credit facility specifies certain customary events of default, including, among others, non-payment of principal, interest or fees, violation of covenants, cross-defaults and cross-accelerations, inaccuracy of representations and warranties in any material respect, bankruptcy and insolvency events, change of control, failure to maintain security interests, specified ERISA events, default by Masco Corporation to make loans under subordinated loan agreement or such subordinated loan agreement shall cease or be asserted not to be in full force and effect, one or more judgments for the payment of money in an aggregate amount in excess of $15.0 million, the guarantees shall cease to be in full force and effect or are found not to comprise senior indebtedness under the subordination provisions of the subordinated debt and the subordination provisions of the subordinated debt are found to be invalid.

Subordinated Loan Agreement

     We are a party to a subordinated loan agreement with Masco Corporation pursuant to which Masco has agreed to purchase, at par, at any time on or before October 31, 2003 up to $100.0 million aggregate principal amount of subordinated notes from us. We are obligated by our credit facility to use any proceeds from the sale of the notes solely to meet our obligations under our 4 1/2% Convertible Subordinated Debentures due 2003. The interest rate on the notes is based on a spread over the average treasury rate or a comparable debt issue rate subject to a cap of 14.5% at the time of issuance of the note subject to increase. We have agreed to pay Masco a commitment fee of 0.125% per annum on Masco's unused commitment under the subordinated loan agreement. Masco's obligation to purchase notes from us pursuant to the subordinated loan agreement is subject to the accuracy of our representations and warranties, the absence of any bankruptcy with respect to us, and the absence of an event of default under our credit facility. Notes under the subordinated loan agreement can be issued from time to time and mature on June 30, 2009. Any notes issued under the subordinated loan agreement are subor-dinate in right of payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness.

Convertible Subordinated Debentures

     We currently have $305 million of 4 1/2% Convertible Subordinated Debentures due December 15, 2003 outstanding. Each $1,000 principal amount of convertible debentures was convertible prior to the recapitalization into shares of our common stock at a conversion price of $31.00 a share. As a result of the recapitalization, the convertible debentures are convertible into the right to receive the merger consideration paid to common stockholders in the recapitalization at a conversion price of $31.00 per the consideration payable with respect to a share of common stock and are, accordingly, not expected to be converted.

     Interest at a rate of 4 1/2% is paid semi-annually on the convertible debentures on June 15 and December 15 to record holders of the convertible debentures on the preceding June 1 or December 1, respectively. The convertible debentures mature on December 15, 2003. The convertible debentures can be redeemed by us at any time, in whole or in part, upon not less than thirty days' nor more than sixty days' notice at a redemption price of 101.00% of the principal amount outstanding if such redemption is prior to December 15, 2001; 100.50% of the principal amount outstanding if such redemption is prior to December 15, 2002; and at 100.00% of the principal outstanding amount if such redemption is after December 15, 2002.

     The convertible debentures are subordinated in right or payment to the prior indefeasible payment and satisfaction in full of all of our existing and future senior indebtedness. The convertible debentures contain customary events of default for a debt security of such type and do not contain any negative covenants.

Other Debt

     As of December 31, 2000, we had approximately $29 million of other debt consisting primarily of industrial revenue bonds and government loans.

                              PLAN OF DISTRIBUTION

     The shares offered may be sold by the selling stockholders. These sales may be made in negotiated transactions. The shares may be sold by each of the selling stockholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     It is not possible at the present time to determine the price to the public in any sale of the common stock by the selling stockholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock sold less all applicable commissions and underwriter's discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the common stock to the public by the selling stockholders, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

                                  LEGAL MATTERS

     The validity of our common shares offered in this offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York.

                                     EXPERTS

     The financial statements of Metaldyne Corporation (formerly known as MascoTech, Inc.) as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statement schedules of Metaldyne Corporation (formerly known as MascoTech, Inc.) for the years ended December 31, 2000, 1999 and 1998 incorporated in this amendment no. 1 to the registration statement by reference to Metaldyne's 2000 Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Simpson Industries, Inc. as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Metaldyne files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Metaldyne files at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Metaldyne's SEC filings are also available to you at the SEC's web site at http://www.sec.gov.

                           S-1 REGISTRATION STATEMENT

                          INDEX TO FINANCIAL STATEMENTS

                              METALDYNE CORPORATION

                                                                      Page No.
Report of Independent Accountants...................................    F-2
Consolidated Balance Sheet as of December 31, 2000
   and 1999.........................................................    F-3
Consolidated Statement of Income for the Years Ended
   December 31, 2000, 1999 and 1998.................................    F-4
Consolidated Statement of Cash Flows for the Years
   Ended December 31, 2000, 1999 and 1998...........................    F-5
Consolidated Statement of Shareholders' Equity for
   Years Ended December 31, 2000, 1999 and 1998.....................    F-6
Notes to Consolidated Financial Statements..........................    F-7

                     SIMPSON INDUSTRIES, INC.

Report of Independent Auditors......................................    F-31
Consolidated Financial Statements:
   Consolidated Statements of Operations for the
       Years Ended December 31, 1999, 1998 and 1997.................    F-32
   Consolidated Statements of Cash Flows for the
       Years Ended December 31, 1999, 1998 and 1997.................    F-33
   Consolidated Balance Sheets as of December 31,
       1999 and 1998................................................    F-34
   Consolidated Statements of Shareholders' Equity
       and Comprehensive Income for Years Ended
       December 31, 1999, 1998 and 1997.............................    F-35
   Notes to Consolidated Financial Statements.......................    F-36
Unaudited Interim Condensed Consolidated Financial
   Statements:
   Condensed Consolidated Balance Sheet as of
       September 30, 2000...........................................    F-50
   Condensed Consolidated Statement of Operations for
       the Three and Nine Months Ended September 30,
       2000 and 1999................................................    F-51
   Condensed Consolidated Statement of Cash Flows for
       Nine Months Ended September 30, 2000 and 1999................
                                                                        F-52
   Notes to Condensed Consolidated Financial
       Statements...................................................    F-53

                              METALDYNE CORPORATION

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Metaldyne Corporation:

     In our opinion, the consolidated financial statements appearing on pages F-3 through F-30 present fairly, in all material respects, the financial position of Metaldyne Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP


Detroit, Michigan
March 16, 2001

                              METALDYNE CORPORATION

                           CONSOLIDATED BALANCE SHEET

                           December 31, 2000 and 1999

                                     ASSETS

                                                                              2000               1999
                                                                         ----------------   ----------------
Current assets:
     Cash and cash investments.........................                  $    26,320,000    $     4,490,000
     Receivables.......................................                      121,160,000        218,960,000
     Inventories.......................................                      199,490,000        183,600,000
     Deferred and refundable income taxes..............                       38,010,000         46,750,000
     Prepaid expenses and other assets.................                       48,540,000         16,320,000
                                                                         ----------------   ----------------
         Total current assets..........................                      433,520,000        470,120,000
Equity and other investments in affiliates.............                       27,760,000        110,730,000
Property and equipment, net............................                      901,300,000        722,680,000
Excess of cost over net assets of acquired companies...                      906,990,000        759,330,000
Deferred financing and other assets....................                       93,920,000         38,410,000
                                                                         ----------------   ----------------
         Total Assets..................................                  $ 2,363,490,000    $ 2,101,270,000
                                                                         ================   ================
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable.............................................       $   155,020,000   $   107,720,000
     Accrued liabilities..........................................           146,640,000       113,910,000
     Current maturities, long-term debt...........................            46,350,000         6,770,000
                                                                         ----------------   ----------------
         Total current liabilities................................           348,010,000       228,400,000
Subordinated debentures...........................................           305,000,000       305,000,000
Other long-term debt..............................................         1,180,940,000     1,067,890,000
Deferred income taxes.............................................           124,680,000       100,680,000
Other long-term liabilities.......................................           108,920,000        98,920,000
                                                                         ----------------   ----------------
         Total liabilities.............................                    2,067,550,000     1,800,890,000
                                                                         ----------------   ----------------
Redeemable preferred stock, 361,001 shares outstanding............            33,370,000                --
Redeemable restricted common stock................................            43,420,000                --
Less: Restricted stock awards.....................................           (33,820,000)               --
                                                                         ----------------   ----------------
         Total redeemable stock...................................            42,970,000                --
Shareholders' equity:
   Preferred stock (non-redeemable), $1 par:
     Authorized:  25 million
     Outstanding:  None...........................................                    --                --
   Common stock, $1 par:
     Authorized:  250 million
     Outstanding: 38.7 million and 44.6 million...................            38,670,000        44,640,000
Paid-in capital...................................................                    --                --
Retained earnings.................................................           254,690,000       324,290,000
Accumulated other comprehensive loss..............................           (40,390,000)      (24,870,000)
Less: Restricted stock awards.....................................                    --       (43,680,000)
                                                                         ----------------   ----------------
         Total shareholders' equity....................                      252,970,000       300,380,000
                                                                         ----------------   ----------------
         Total liabilities, redeemable stock and
         shareholders' equity..........................                  $ 2,363,490,000   $ 2,101,270,000
                                                                         ================   ================

 The accompanying notes are an integral part of the consolidated financial statements.


                              METALDYNE CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

              for the years ended December 31, 2000, 1999 and 1998

                                                            2000                 1999                 1998
                                                        ----------------    ----------------     -----------------
Net sales.................................              $1,650,160,000       $1,679,690,000       $1,635,500,000
Cost of sales ............................              (1,247,500,000)      (1,246,660,000)      (1,208,930,000)
                                                        ----------------    ----------------     -----------------
   Gross profit ..........................                 402,660,000          433,030,000          426,570,000
Selling, general and administrative
   expenses...............................                (219,120,000)        (214,530,000)        (204,180,000)
Gains (charge) on disposition of
   businesses, net........................                     680,000           14,440,000          (15,580,000)
Charges related to the recapitalization                    (47,660,000)                  --                   --
Charge for asset impairment...............                          --          (17,510,000)                  --
                                                        ----------------    ----------------     -----------------
   Operating profit ......................                 136,560,000          215,430,000          206,810,000
                                                        ----------------    ----------------     -----------------
Other income (expense), net:
   Interest expense.......................                 (91,590,000)         (83,630,000)         (83,840,000)
   Equity and other income from
     affiliates...........................                   9,810,000           13,230,000           10,150,000
   Gain (charge) from disposition of, or
     changes in, investments in equity
     affiliates...........................                  27,520,000           (3,150,000)           7,000,000
   Income related to the termination of
     interest rate swap agreements .......                  12,940,000                   --                   --
   Other, net.............................                  (2,520,000)          (2,410,000)           4,400,000
                                                        ----------------    ----------------     -----------------
                                                           (43,840,000)         (75,960,000)         (62,290,000)
                                                        ----------------    ----------------     -----------------
   Income before income taxes ............                  92,720,000          139,470,000          144,520,000
Income taxes .............................                  36,700,000           47,040,000           47,050,000
   Net income ............................                  56,020,000           92,430,000           97,470,000
   Preferred stock dividends..............                     390,000                   --                   --
                                                        ----------------    ----------------     -----------------
   Earnings attributable to common stock..            $     55,630,000     $     92,430,000    $      97,470,000
                                                        ================    ================     =================
                                                      Basic     Diluted     Basic    Diluted     Basic    Diluted
                                                    --------   ---------   -------  --------    -------  ---------
Earnings per common share:
   Earnings attributable to common stock..            $1.38      $1.21      $2.25     $1.84      $2.23     $1.83
                                                    ========   =========   =======  ========    =======  =========

 The accompanying notes are an integral part of the consolidated financial statements.

                              METALDYNE CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

              for the years ended December 31, 2000, 1999 and 1998

                                                             2000             1999              1998
                                                         -------------    --------------   --------------
CASH FROM (USED FOR):
OPERATING ACTIVITIES:
Net income.......................................         $56,020,000       $92,430,000      $97,470,000
Adjustments to reconcile net income to net cash
   provided by operating activities (Gains)
   charge on disposition of businesses, net......            (680,000)      (14,440,000)      15,580,000
   (Gains charges from disposition or other
     changes in investments in equity affiliates.         (27,520,000)        6,270,000       (7,000,000)
   Gain on interest swap settlement..............         (15,820,000)               --               --
   Charge for asset impairment...................                  --        17,510,000               --
   Depreciation and amortization.................         106,460,000        83,300,000       83,640,000
   Equity earnings, net of dividends.............          (5,590,000)      (10,100,000)      (6,080,000)
   Deferred income taxes.........................          24,020,000         9,560,000         (110,000)
   Decrease in marketable securities, net........                  --                --       45,970,000
   Proceeds from accounts receivable sale........         150,500,000                --               --
   Decrease (increase) in receivables............          26,810,000        (3,500,000)      (6,700,000)
   Decrease (increase) in inventories............           6,910,000           400,000      (19,640,000)
   (Increase) decrease in prepaid expenses and
     other current assets........................          (3,570,000)      (14,390,000)       1,240,000
   Decrease in accounts payable and accrued               (13,570,000)       (5,150,000)      (6,060,000)
     liabilities.................................
   Other, net....................................          (9,550,000)       (9,260,000)       2,290,000
                                                         -------------    --------------   --------------
     Net cash from operating activities..........         294,420,000       152,630,000      200,600,000
                                                         -------------    --------------   --------------

FINANCING ACTIVITIES:
   Increase in debt..............................       1,251,430,000        28,540,000    1,162,670,000
   Payment of debt...............................      (1,090,430,000)      (40,150,000)    (410,660,000)
   Retirement of Company Common Stock............        (626,850,000)      (19,530,000)     (63,550,000)
   Payment of dividends..........................         (10,740,000)      (13,470,000)     (12,240,000)
   Issuance of Company Common Stock..............         561,220,000
   Debt issue fees...............................         (41,470,000)
   Proceeds from swap termination................          15,820,000
   Other, net....................................          (4,360,000)       (5,490,000)     (13,480,000)
                                                         -------------    --------------   --------------
     Net cash (used for) from financing
       activities................................          54,620,000       (50,100,000)     662,740,000
                                                         -------------    --------------   --------------

INVESTING ACTIVITIES:
   Cash received from sale of businesses, net....           3,200,000        92,620,000       25,020,000
   Acquisition of businesses, net of cash                (386,260,000)      (88,550,000)    (879,370,000)
     acquired....................................
   Capital expenditures..........................        (106,740,000)     (135,740,000)    (106,300,000)
   Receipt of cash from notes receivable.........           1,260,000         2,180,000        4,880,000
   Proceeds from redemptions of debt by                                                       80,500,000
     affiliates..................................
   Proceeds from sale of equity investments......         123,920,000                --               --
   Proceeds from sale and sale/leaseback of                51,090,000        10,320,000       15,190,000
     fixed assets................................
   Other, net....................................         (13,680,000)       (8,260,000)     (14,980,000)
                                                         -------------    --------------   --------------
     Net cash (used for) investing activities....        (327,210,000)     (127,430,000)    (875,060,000)
                                                         -------------    --------------   --------------

CASH AND CASH INVESTMENTS:
   Increase (decrease) for the year..............          21,830,000       (24,900,000)     (11,720,000)
   At January 1..................................           4,490,000        29,390,000       41,110,000
                                                         -------------    --------------   --------------
     At December 31..............................         $26,320,000        $4,490,000      $29,390,000
                                                         =============    ==============   ==============

                 The accompanying notes are an integral part of the consolidated financial statements.

                              METALDYNE CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              for the years ended December 31, 2000, 1999 and 1998

                                                                                  Other Comprehensive
                                                                                         Income                       (In Thousands)
                                                                               -------------------------
                                                                                  Foreign
                                                                                  Currency    Minimum     Restricted      Total
                                    Preferred   Common    Paid-in-   Retained   Translation   Pension     Stock       Shareholders'
                                      Stock      Stock    Capital    Earnings    And Other    Liability     Awards        Equity
                                    ----------  -------- ---------   ---------- -----------  ----------- -----------  --------------

Balances, January 1, 1998.......           $--   $47,250  $41,060    $157,790      $(2,560)          $--   $(32,880)      $210,660
   Comprehensive income:........
     Net income.................                                       97,470                                               97,470
     Foreign currency                                                                6,410                                   6,410
       translation..............
     Minimum pension liability
       (net of tax benefit                                                                      (10,700)                   (10,700)
       $(6,700).................
     Unrealized gain (loss) on
       securities (net of tax
       benefit, $(420)).........                                                      (610)                                   (610)
       Total comprehensive
         income.................                                                                                            92,570
     Common stock dividends.....                                       (9,400)                                              (9,400)
     Retirement of common stock.                  (3,640) (60,170)                                                         (63,810)
     Exercise of stock options..                   1,160   14,750                                                           15,910
     Restricted stock awards,
       net of amortization......                                                                            (14,240)       (14,240)
     Common stock issued for
       acquisition of business..                   1,010   21,180                                                           22,190
                                    ----------  -------- ---------   ---------- -----------  ----------- -----------  --------------
Balances, December 31, 1998.....           --     45,780   16,820     245,860        3,240      (10,700)    (47,120)       253,880
   Comprehensive income:
     Net income.................                                       92,430                                               92,430
     Foreign currency                                                              (18,110)                                (18,110)
       translation..............
     Minimum pension liability
       (net of tax, $450).......                                                                    700                        700
       Total comprehensive                                                                                                  75,020
         income.................
     Common stock dividends.....                                      (13,470)                                             (13,470)
     Retirement of common stock.                  (1,280) (18,580)                                                         (19,860)
     Exercise of stock options..                     140    1,760        (530)                                               1,370
     Restricted stock awards,
       net of amortization......                                                                              3,440          3,440
                                    ----------  -------- ---------   ---------- -----------  ----------- -----------  --------------
Balances, December 31, 1999.....           --     44,640       --     324,290      (14,870)     (10,000)    (43,680)       300,380
   Comprehensive income:
     Net income.................                                       56,020                                               56,020
     Foreign currency                                                              (10,620)                                (10,620)
       translation..............
     Minimum pension liability
       (net of tax, $(2,800))...                                                                 (4,900)                    (4,900)
       Total comprehensive
         income.................                                                                                            40,500
   Common stock dividends.......                                      (10,740)                                             (10,740)
   Preferred stock dividends....                                         (390)                                                (390)
   Exercise of stock options....                     150      650                                                              800
   Retirement of shares.........                 (40,360) (544,060)  (114,490)                               43,680       (655,230)
   Issuance of shares...........                  34,240  543,410                                                          577,650
                                    ----------  -------- ---------   ---------- -----------  ----------- -----------  --------------
Balances, December 31, 2000.....           --    $38,670       $--   $254,690     $(25,490)    $(14,900)         $--      $252,970
                                    ==========  ======== =========   ========== ===========  =========== ===========  ==============

                 The accompanying notes are an integral part of the consolidated financial statements.

                              METALDYNE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECAPITALIZATION:

     On November 28, 2000, a recapitalization of the Company was consummated in accordance with the terms of a recapitalization agreement as a result of which each issued and outstanding share of the Company's publicly traded common stock at the time of the recapitalization was converted into the right to receive $16.90 in cash (approximately $585 million in the aggregate) plus additional cash amounts, if any, based upon the net proceeds from any future disposition of the stock of Saturn Electronics & Engineering, Inc. ("Saturn") owned by the Company. In connection with the recapitalization, Masco Corporation, Richard A. Manoogian and certain of the Company's other stockholders agreed to roll over a portion of their investment in the Company and consequently remain as stockholders. As a result of the recapitalization, the Company is controlled by Heartland Industrial Partners L.P. ("Heartland") and its co-investors.

     In accordance with generally accepted accounting principles, the recapitalization resulted in no adjustment of assets or liabilities and the payment for shares of common stock was treated as a treasury stock transaction.

     The recapitalization, the repayment of certain of the Company's existing indebtedness and the payment of fees and expenses in connection with the recapitalization was financed through approximately (1) $435 million in equity financing provided by Heartland and other equity co-investors, (2) $124 million of proceeds from the sale of certain equity investments owned by the Company,
(3) $1,016 million from borrowings under the Company's new credit facility and
(4) $119 million of proceeds from the sale of accounts receivable pursuant to a new accounts receivable facility, which replaced a similar but smaller facility entered into in the second quarter of 2000.

     In conjunction with the recapitalization, the Company incurred approximately $48 million of compensation expense related to severance costs and accelerated vesting of stock awards and options. These costs are classified as "Charges related to the recapitalization."

     The recapitalization was completed by a merger of the Company with Riverside Acquisition Corporation, with the Company being the surviving entity. At the same time, substantially all of the assets of the Company were contributed to a new wholly owned subsidiary entity, Metalync Company, LLC (now known as Metaldyne Company, LLC ("LLC")), including operating assets and stock in subsidiaries. In addition, the LLC assumed the obligation to pay the principal and interest on the 4 1/2 % debentures due in 2003, although the Company remains responsible.

     In connection with the recapitalization, Heartland, Credit Suisse First Boston Equity Partners, L.P., Masco Corporation, Richard A. Manoogian, their various affiliates and certain other stockholders of the Company, entered into a Shareholders' Agreement regarding their ownership of the Company's common stock. Owners of an aggregate of approximately 90 percent of the Company's outstanding common stock are party to the Shareholders' Agreement which imposes certain restrictions on, and rights with respect to the transfer of, Company Common Stock. The Agreement also entitles the shareholders to certain rights regarding corporate governance of the Company.

ACCOUNTING POLICIES:

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Corporations that are 20 to 50 percent owned are accounted for by the equity method of accounting; ownership less than 20 percent is accounted for on the cost basis unless the Company exercises significant influence over the investee. Capital

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


transactions by equity affiliates, which change the Company's ownership interest at amounts differing from the Company's carrying amount, are reflected in other income or expense and the investment in affiliates account.

     Effective January 23, 2001, the Company changed its name to Metaldyne Corporation from MascoTech, Inc.

     The Company has a corporate services agreement with Masco Corporation, which at December 31, 2000 owned approximately six percent of the Company's common stock. Under the terms of the agreement, the Company pays fees to Masco Corporation for various corporate staff support and administrative services, research and development and facilities. Such fees aggregated approximately $2.9 million, net in 2000, $6.4 million in 1999 and $8.7 million in 1998. The Company and Masco have agreed that Masco will continue to provide certain services, on a reduced basis and for significantly lower fees, through 2002. During 2000, in connection with the recapitalization agreement and the acquisition of Simpson, the Company incurred financing and other fees (principally merger and acquisition related) of $24 million to Heartland. In addition, the Company entered into a monitoring agreement with Heartland for an annual fee of $4 million plus additional fees for financings and acquisitions under certain circumstances.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from such estimates and assumptions.

     Cash and Cash Investments. The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash and cash investments.

     Marketable Securities and Derivative Financial Instruments. In prior years, the Company had marketable equity securities holdings which were categorized as trading and, as a result, were stated at fair value. Changes in the fair value of trading securities were recognized in earnings. The Company may enter into interest rate swap agreements to limit the effect of changes in the interest rates on any floating rate debt. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are recognized as an adjustment to interest expense. At December 31, 2000, the Company had no marketable security holdings or derivative financial instruments.

     Receivables. Receivables are presented net of allowances for doubtful accounts of approximately $5.4 million and $4.3 million at December 31, 2000 and 1999, respectively. The Company conducts a significant amount of business with a number of individual customers in the transportation industry. The Company monitors its exposure for credit losses and maintains adequate allowances for doubtful accounts; the Company does not believe that significant credit risk exists.

     Inventories. Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

     Property and Equipment, Net. Property and equipment additions, including significant betterments, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Repair and maintenance costs are charged to expense as incurred.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Depreciation and Amortization. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 1/2 to 10 percent, and machinery and equipment, 6 2/3 to 33 1/3 percent. Deferred financing costs are amortized over the lives of the related debt securities. The excess of cost over net assets of acquired companies is amortized using the straight-line method over the period estimated to be benefited, not exceeding 40 years. At each balance sheet date, management assesses whether there has been a permanent impairment of the excess of cost over net assets of acquired companies by comparing anticipated undiscounted future cash flows from operating activities with the carrying amount of the excess of cost over net assets of acquired companies. The factors considered by management in performing this assessment include current operating results, business prospects, market trends, potential product obsolescence, competitive activities and other economic factors. Based on this assessment, there was no permanent impairment related to the excess of cost over net assets of acquired companies at December 31, 2000.

     At December 31, 2000 and 1999, accumulated amortization of the excess of cost over net assets of acquired companies and patents was $93.8 million and $68.5 million, respectively. Amortization expense was $47.6 million (which includes $14.5 million of amortization expense related to the accelerated vesting of stock awards), $28.4 million and $31.8 million in 2000, 1999 and 1998, respectively.

     Shipping and Handling Fees and Costs. Shipping and handling fees are included in the selling, general and administrative expenses category in the Consolidated Statement of Income. Shipping and handling expense was $21.7 million, $21.0 million and $21.1 million in 2000, 1999 and 1998, respectively.

     New Accounting Pronouncements and Reclassifications. Financial Accounting Standards Board ("FASB") SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The effective adoption date of these pronouncements is January 1, 2001. The Company entered into interest rate derivatives in 2001 to satisfy requirements under its bank facilities. The Company does not expect the initial adoption of these pronouncements to have a significant impact on the financial statements.

     In October 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." SFAS No. 140 revised the standards for accounting and disclosures for securitizations and other transfers of financial assets, but it has carried over most of Statement 125's provisions without reconsideration. The Company is currently evaluating the impact SFAS No. 140 will have on its financial statements, if any.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements" (SAB 101), effective in the fourth quarter of 2000. The adoption of SAB 101 did not have an impact on the Company's financial statements.

     The FASB Emerging Issues Task Force reached consensus on Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." Issue 99-5 addresses the capitalization of pre-production design and development tooling costs under long-term supply arrangements. This guidance is effective for costs incurred after December 31, 1999. The Company has determined that this issue did not have a significant impact on the Company's financial statements.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


EARNINGS PER SHARE:

     The following are reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per common share:


                                                                  (In Thousands Except Per Share Amounts)
                                                                  2000              1999             1998
                                                               ----------     -------------     -------------
Weighted average number of shares outstanding.....                40,170            41,110            43,630
                                                               ==========     =============     =============
Net income........................................             $  56,020         $  92,430         $  97,470
Less: Preferred stock dividends...................                   390                --                --
                                                               ==========     =============     =============
   Earnings used for basic earnings per share
     computation..................................             $  55,630         $  92,430         $  97,470
                                                               ==========     =============     =============
   Basic earnings per share.......................             $    1.38         $    2.25         $    2.23
                                                               ==========     =============     =============
Total shares used for basic earnings per share
     computation                                                  40,170            41,110            43,630
Dilutive securities:
   Stock options..................................                   340               530             1,060
   Convertible debentures.........................                 8,950             9,840            10,000
   Contingently issuable shares...................                 3,650             3,720             3,830
     Total shares used for diluted earnings per
       share computation..........................                53,110            55,200            58,520
                                                               ==========     =============     =============
Earnings used for basic earnings per share
     computation..................................             $  55,630         $  92,430         $  97,470
Add back of debenture interest....................                 8,510             9,310             9,530
                                                               ----------     -------------     -------------
   Earnings used for diluted earnings per share
     computation..................................             $  64,140         $ 101,740         $ 107,000
                                                               ==========     =============     =============
     Diluted earnings per share...................             $    1.21         $    1.84         $    1.83
                                                               ==========     =============     =============

     Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

SUPPLEMENTARY CASH FLOWS INFORMATION:

     Significant transactions not affecting cash were: in 2000, the issuance of approximately $8 million of Company common stock as additional consideration related to a 1998 acquisition; the issuance of $36.1 liquidation value preferred stock in exchange for Company common stock; the acquisition of Simpson for cash and the assumption of approximately $215 million of liabilities; and in 1999, the assumption of approximately $10 million of liabilities in an acquisition; and in 1998, the issuance of $22 million of Company common stock in partial exchange for the assets of an acquired company; the acquisition of TriMas for cash and the assumption of liabilities of approximately $179 million.

     Income taxes paid were $18 million, $54 million and $38 million in 2000, 1999 and 1998, respectively. Interest paid was $93 million, $79 million and $79 million in 2000, 1999 and 1998, respectively.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


ACQUISITIONS:

     On December 15, 2000, the Company acquired Simpson Industries, Inc. for total consideration of $365 million, including fees and expenses and the assumption of indebtedness. The results for 2000 include Simpson sales and operating results since the date of acquisition. The acquisition was accounted for as a purchase with excess purchase price over the estimated fair value of net assets acquired of approximately $150 million amortized over 40 years. The purchase price allocations are preliminary, and as such are estimates. Such allocations could change upon the completion of asset valuations, which are on-going as of the date of this filing.

     Simpson is a designer and manufacturer of precision-engineered automotive components and modular systems for passenger and sport utility vehicles, light- and heavy-duty trucks and diesel engines. For the years ended December 31, 2000 and 1999, Simpson had approximate net sales of $515 million and $533 million, respectively, and approximate operating profit of $35.7 million and $38.9 million, respectively. Had the Simpson acquisition occurred effective January 1, 2000 (1999), the following unaudited pro forma consolidated net sales, operating profit and net income for the years ended December 31, 2000 (1999) would have been approximately $2.2 billion ($2.2 billion), $169 million ($252 million) and $59 million ($102 million), respectively. The unaudited pro forma data does not purport to be indicative of the results which would actually have been reported if the transaction had occurred on such date.

     During 1999, the Company acquired Windfall Products, Inc., a manufacturer of transportation-related components that utilizes powder metal technology, significantly expanding the Company's powder metal manufacturing capabilities.

     In January 1998, the Company completed the acquisition of TriMas Corporation ("TriMas"), by purchasing all of the outstanding shares of TriMas not already owned by the Company (approximately 63 percent) for approximately $920 million.

DISPOSITIONS OF BUSINESSES:

     The Company received approximately $30 million of contingent consideration ($5 million in 1997 and $25 million in 1998) based on the subsequent operating performance of certain businesses sold in 1996. This gain, which is non-taxable, is included in the caption "gains (charge) on disposition of businesses, net" in the consolidated statement of income.

     On January 3, 1997, the Company sold its Technical Services Group (comprised of the Company's engineering and technical business services units) to MSX International, Inc. In January 1998, the Company received $48 million of cash from MSX International, Inc. in payment of subordinated debentures and other amounts due MascoTech, resulting in a realized gain in the first quarter 1998 of $7 million.

     In the second quarter of 1998, the Company recorded a non-cash charge aggregating approximately $41 million pre-tax (approximately $22 million after-tax) to reflect the write-down of certain long-lived assets principally related to the plan to dispose of certain businesses and to accrue exit costs of approximately $8 million. In April 1999, the Company completed the sale of these aftermarket-related and vacuum metalizing businesses for total proceeds aggregating approximately $105 million, including $90 million of cash which was applied to reduce the Company's indebtedness, a note receivable of $6 million and retained equity interests in the ongoing businesses which were subsequently sold in 2000. These transactions resulted in a 1999 pre-tax gain of approximately $26 million ($15 million after-tax).

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     In 1999, management adopted a plan to sell its specialty tubing business which resulted in a pre-tax loss of approximately $7 million and an after-tax gain of approximately $5.5 million, due to the tax basis in the net assets of the businesses exceeding book carrying values. This business was sold in January 2000 for proceeds of approximately $6 million consisting of cash and notes.

     In addition, the Company recorded in the second quarter 1999 a non-cash pre-tax charge of approximately $17.5 million related to impairment of certain long-lived assets, which included its hydroforming equipment and related intellectual property.

     In the fourth quarter 1999, the Company announced the closure of a plant and recorded a non-cash pre-tax charge of approximately $4 million ($2 million after-tax) related principally to employee benefit costs and asset impairments. Accrued exit costs at January 1, 2000 were approximately $12 million, payments and adjustments to accrued estimates approximated $5 million and the ending accrual was approximately $7 million.

ACCOUNTS RECEIVABLE SECURITIZATION:

     During June 2000, the Company entered into an agreement to sell, on an ongoing basis, approximately $50 million of trade accounts receivable of certain business operations to a wholly owned, bankruptcy-remote, special purpose subsidiary ("MTSPC") of the Company.

     The June 2000 accounts receivable facility was replaced in November 2000 with a similar facility which allows the Company to sell the trade accounts receivable of substantially all domestic business operations to MTSPC. MTSPC has sold and, subject to certain conditions, may from time to time sell, an undivided fractional ownership interest in the pool of receivables up to approximately $225 million to a third party multi-seller receivables funding company, or conduit. Upon sale to the conduit, MTSPC holds a subordinated retained interest in the receivables. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold receivables. The Company services, administers and collects the receivables on behalf of MTSPC and the conduit. The net proceeds of sale are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs amounting to a total of $4.2 million in 2000 and is included in other expense in the income statement. At December 31, 2000 a total of approximately $151 million of receivables were sold and the Company retained a subordinated interest of approximately $17 million, which was included in the receivables balance. The retained subordinated interest is discounted at a rate that approximates fair value given the short-term nature of the receivables balance.

INVENTORIES:

                                                 (In Thousands)
                                                 At December 31
                                           -------------------------
                                             2000              1999
                                           --------         --------
Finished goods...........................  $ 90,790         $ 86,240
Work in process..........................    46,390           45,940
Raw material.............................    62,310           51,420
                                           --------         --------
                                           $199,490         $183,600
                                           ========         ========

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


EQUITY AND OTHER INVESTMENTS IN AFFILIATES:

     On November 28, 2000, the Company sold all of its equity investments, except Saturn, for approximately $124 million resulting in a net pre-tax gain of approximately $28 million.

     The Company has a 36 percent common equity ownership in Saturn, a manufacturer of electromechanical and electronic automotive components. The Company's carrying value in the common stock of Saturn exceeded its equity in the underlying net book value by approximately $9 million at December 31, 2000. This excess is being amortized over 40 years. Although no disposition of the stock of Saturn was made prior to the recapitalization, holders of common stock on the date of the recapitalization will be entitled to certain net proceeds, if any, from any subsequent disposition of Saturn. The amount which will be paid to such former stockholders will equal the proceeds in excess of $18.0 million and less than or equal to $40.0 million, any proceeds in excess of $55.7 million and less than or equal to $56.7 million as well as 60 percent of any proceeds in excess of $56.7 million. Any other proceeds will be retained by the Company.

     The carrying amount of investments in affiliates at December 31, 2000 and 1999 was $27.8 million and $110.7 million, respectively.

     Approximate combined condensed financial data of the Company's equity affiliates (including TriMas through the date of acquisition in early 1998, and through the date of sale of all the equity investments except Saturn in November
2000) accounted for under the equity method, are as follows:

                                                                                  (In Thousands)
                                                                                  At December 31
                                                                             -----------------------------
                                                                              2000              1999
                                                                             ------------    -------------
Current assets..........................................                       $131,320       $1,180,990
Current liabilities.....................................                        (66,800)        (708,150)
                                                                             ------------    -------------
   Working capital......................................                         64,520          472,840
Property and equipment, net.............................                         62,950          632,530
Excess of cost over net assets of acquired companies
   and other assets.....................................                         64,590          499,040
Long-term debt..........................................                       (107,840)      (1,087,650)
Deferred income taxes and other long-term liabilities...                        (22,460)         (70,250)
                                                                             ------------    -------------
   Shareholders' equity.................................                       $ 61,760         $446,510
                                                                             ============    =============

                                                                         (In Thousands)
                                                                 For The Years Ended December 31
                                                         -----------------------------------------------
                                                             2000             1999              1998
                                                         ------------    --------------    -------------
Net sales.................................               $ 3,090,800       $ 3,304,610      $ 2,764,860
                                                         ============    ==============    =============
Operating profit..........................               $   186,680       $   177,220      $   125,730
                                                         ============    ==============    =============
Earnings attributable to common stock.....               $    33,220       $    41,070      $    32,480
                                                         ============    ==============    =============

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


         Equity and other income from affiliates consists of the following:

                                                                         (In Thousands)
                                                                 For The Years Ended December 31
                                                          ---------------------------------------------
                                                             2000             1999              1998
                                                          ----------     -------------     ------------
The Company's equity in affiliates' earnings                $5,790           $10,300          $ 7,340
   available for common shareholders..........
Interest and dividend income..................              4,020             2,930            2,810
                                                          ----------     -------------     ------------
Equity and other income from affiliates.......              $9,810           $13,230          $10,150
                                                          ==========     =============     ============
PROPERTY AND EQUIPMENT, NET:

                                                                                  (In Thousands)
                                                                                  At December 31
                                                                         --------------------------------
                                                                              2000              1999
                                                                         ---------------   --------------
Cost:
Land and land improvements..............................                   $    33,150      $    30,650
Buildings...............................................                       220,750          184,170
Machinery and equipment.................................                     1,013,960          830,400
                                                                         ---------------   --------------
                                                                             1,267,860        1,045,220
Less: Accumulated depreciation..........................                       366,560          322,540
                                                                         ---------------   --------------
                                                                           $   901,300      $   722,680
                                                                         ===============   ==============

     Depreciation expense totaled $59 million, $55 million and $52 million in 2000, 1999 and 1998, respectively.

ACCRUED LIABILITIES:

                                                                                  (In Thousands)
                                                                                  At December 31
                                                                           -----------------------------
                                                                               2000             1999
                                                                           -----------     -------------
Insurance..........................................................        $  27,210         $  24,130
Severance and stock option accrual.................................           19,850                --
Salaries, wages and commissions....................................           15,500             8,800
Vacation, holiday and bonus........................................           15,610            18,550
Income taxes.......................................................            7,040             3,940
Interest...........................................................            3,440             5,250
Property, payroll and other taxes..................................            9,690             5,380
Pension............................................................           16,530            20,850
Other..............................................................           31,770            27,010
                                                                           -----------     -------------
                                                                           $ 146,640         $ 113,910
                                                                           ===========     =============

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


LONG-TERM DEBT:

                                                                                  (In Thousands)
                                                                                  At December 31
                                                                           ------------------------------
                                                                               2000             1999
                                                                           ------------   ---------------
4 1/2% Convertible Subordinated Debentures, due 2003...............        $   305,000       $   305,000
Bank revolving credit agreement....................................             48,000           606,000
Bank term loans....................................................          1,150,190           383,000
Other..............................................................             29,100            85,660
                                                                           ------------   ---------------
                                                                             1,532,290         1,379,660
Less: Current portion of long-term debt............................             46,350             6,770
                                                                           ------------   ---------------
Long-term debt.....................................................        $ 1,485,940       $ 1,372,890
                                                                           ============   ===============

     In connection with the recapitalization in late 2000 (see "Recapitalization" note), the Company entered into a new $1.5 billion credit facility, which replaced our prior credit facility. The new facility includes a $300 million revolving credit facility due in 2007, a tranche A $500 million term loan facility, a tranche B $500 million term loan facility and a tranche C $200 million term loan facility of which $50 million was repaid from the proceeds of the sale/leaseback of certain assets. The amortization of the term loans is as follows: 2001 -- $33 million; 2002 -- $53 million; 2003 -- $73 million; 2004 -- $83 million; 2005 -- $83 million; 2006 -- $93 million; 2007 --
$272 million; 2008 -- $387 million; and 2009 -- $73 million.

     Other debt includes borrowings by the Company's subsidiaries denominated in foreign currencies. At December 31, 2000, there was approximately $170 million unused and available under the revolving credit agreement.

     The interest rates applicable to the revolver and term loans are principally at alternative floating rates which approximated ten percent at December 31, 2000.

     Interest rate swaps covering a notional amount of $400 million of the Company's floating rate debt were entered into in 1998 at an aggregate interest rate of approximately six percent before the addition of the borrowing margin in the underlying bank agreement. These swap agreements expired or were terminated in June 2000 and the Company received proceeds of approximately $16 million. The cash proceeds were used for the reduction of long-term debt. The Company recognized a pre-tax gain of approximately $12.9 million in November 2000 related to the disposition of the swap agreements.

     The credit facility is secured by substantially all domestic assets (except for the investment in Saturn and the subordinated retained interest of securitized receivables) and by a portion of the stock of foreign operations.

     The bank debt is an obligation of subsidiaries of the Company. The bank debt includes limitations on the distribution of funds from the LLC, the principal subsidiary to the Company. These include limitations on the ability of the Company to redeem the restricted stock awards (see Stock Options and Awards footnote) if the result of such redemption would give rise to a default under the credit agreement. The new credit facility contains other negative and affirmative covenants and requirements affecting the Company and its subsidiaries, including restrictions on debt, liens, mergers, investments, acquisitions and capital expenditures, asset dispositions, sale/leaseback transactions, the ability to pay common stock dividends and transactions with affiliates. The new credit facility also requires the Company and its subsidiaries to meet certain financial covenants and ratios to be computed quarterly commencing on December 31, 2000. The credit facility presently requires the Company to maintain $70 million

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

available under the revolving credit facility and accounts receivable facility in order to have funds available to make payments when necessary for the convertible subordinated debentures. This required availability increases to $205 million in 2003 when the convertible subordinated debentures mature.

     Masco Corporation has agreed to purchase from the Company, at the Company's option, up to $100 million of a new issue of Metaldyne long-term subordinated debt, subject to certain conditions, on or prior to October 31, 2003. However, the credit agreement significantly restricts the Company's right to require Masco Corporation to purchase such long-term subordinated debt until such time as the convertible subordinated debt matures or is repaid from subordinated debt or equity proceeds prior to maturity.

     The 4 1/2% convertible debentures due 2003 were formerly convertible into an aggregate approximate 9.8 million shares of Company common stock. The effect of the recapitalization is that the holders of these debentures may convert the bonds into the amount of consideration received per share by the common shareholders of the Company in the recapitalization, $16.90 per share plus the right to receive certain proceeds from the sale of Saturn, if any. As a result, the debenture holders have the right to convert at any time for approximately $166 million in cash and the right to receive future consideration upon the sale of Saturn. Alternatively, holders of the debentures may retain the debentures until maturity, but are no longer entitled to convert them into common shares of the Company.

     These debentures are classified as long-term because the Company has the ability and intent to refinance on a long-term basis any amounts that might be required to be paid to debenture holders in the next year. The Company's revolving credit agreement has $70 million available for the payment of amounts demanded by debenture holders, which together with the right of the Company to require Masco Corporation to purchase $100 million of long-term subordinated debt, results in available funds of $170 million. The $170 million is sufficient to satisfy the maximum amount that would be required if all debenture holders elect to convert their bonds into the $16.90 per share recapitalization cash consideration.

     The maturities of debt as at December 31, 2000 during the next five years are as follows (in millions): 2001 -- $46; 2002 -- $55; 2003 -- $380; 2004 --
$84; and 2005 -- $84.

COMMITMENTS AND CONTINGENCIES:

     The Company leases certain equipment and plant facilities under noncancellable operating leases. Rental expense for the Company totaled approximately $8.7 million, $8.2 million and $9.2 million during 2000, 1999 and 1998, respectively.

     In December 2000, the Company completed sale/leaseback financings relating to certain equipment of Simpson and the Simpson headquarters building to yield gross proceeds to the Company of approximately $50 million. These proceeds were used to pay down the $200 million tranche C term loan facility. Due to the sales/leaseback financings, the Company has significantly increased its commitment to future lease payments. Minimum payments for operating leases having initial or remaining noncancellable lease terms in excess of one year at December 31, 2000 are summarized below:

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


       Year Ending December 31:                        (In Thousands)
       -------------------------                       ---------------
       2001...........................................      $ 14,100
       2002...........................................        12,300
       2003...........................................        11,030
       2004...........................................        10,390
       2005...........................................         9,530
       Thereafter.....................................        42,900
                                                       ---------------
       Total..........................................      $100,250
                                                       ===============

REDEEMABLE PREFERRED STOCK:

     The Company issued $36.1 million in liquidation value ($33 million estimated fair value for accounting purposes) of Series A preferred stock par value $1 and authorized 370,000 shares to Masco Corporation. The Company will accrete from the carrying value to the liquidation value ratably over the twelve-year period. The preferred stock is mandatorily redeemable on December 31, 2012. Series A preferred stockholders are entitled to receive, when, as and if declared by the Company's board of directors, cumulative quarterly cash dividends at a rate of 13 percent per annum for periods ending on or prior to December 31, 2005 and 15 percent per annum for periods after December 31, 2005 plus 2 percent per annum for any period for which there are any accrued and unpaid dividends ("Recapitalization" footnote).

SHAREHOLDERS' EQUITY:

     The Company repurchased and retired approximately 1.3 million shares of its common stock in 1999 and 3.6 million shares of its common stock in 1998, pursuant to Board of Directors' authorized repurchase programs.

     On the basis of amounts paid (declared), cash dividends per common share were $.24 ($.24) in 2000, $30 ($.30) in 1999 and $.26 ($.20) in 1998.

STOCK OPTIONS AND AWARDS:

     The Company's Long Term Stock Incentive Plan (the "Plan") provides for the issuance of stock-based incentives in various forms. At December 31, 2000, outstanding stock-based incentives are in the form of restricted long-term stock awards.

     Pursuant to the Plan, the Company granted long-term stock awards, net, for 401,000, 622,000 and 908,000 shares of Company Common Stock during 2000 (prior to the recapitalization), 1999 and 1998, respectively, to key employees of the Company. The weighted average fair value per share of long-term stock awards granted during 2000, 1999 and 1998 on the date of grant was $13, $14 and $19, respectively. Compensation expense for the vesting of long-term stock awards was approximately $21.0 million, $4.7 million and $5.2 million in 2000, 1999 and 1998, respectively. Prior to the recapitalization merger, the unamortized value of unvested stock awards were generally amortized over a ten-year vesting period and were recorded in the financial statements as a deduction from shareholders' equity.

     As part of the recapitalization, the Company cancelled outstanding stock awards and made new restricted stock awards to certain employees of approximately 3.7 million shares of Company Common Stock. Under the terms of the recapitalization agreement, those shares become free of restriction, or vest, as to one-quarter upon the closing of the recapitalization merger and one-quarter in each of January 2002, 2003 and 2004. Holders of re-

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

stricted stock were entitled to elect cash in lieu of 40 percent of their respective stock which vested at the closing of the recapitalization merger. On each of the subsequent vesting dates, holders of restricted stock may elect to receive all of the installment in common shares, 40 percent in cash and 60 percent in common shares, or 100 percent of the installment in cash. The number of shares to be received will increase by six percent per annum and any cash to be received will increase by six percent per annum from the $16.90 per share recapitalization consideration. As a result of the ability of the holder to elect a partial or full cash option, the restricted shares have been classified as redeemable restricted common stock. There were 2,751,374 restricted shares outstanding at December 31, 2000.

     As part of the recapitalization, holders of options with an exercise price below the merger consideration were entitled to cash equal to the difference between such merger consideration and the exercise price for such options. A payment for this excess was made in January 2001 totaling approximately $14 million. This liability was recognized in 2000 and is included in expense as a "Charge related to the recapitalization" and in other accrued liabilities. In addition, $14 million was held in an escrow account and is included in "Prepaid expense and other assets." Holders of options with the exercise price below the merger consideration and former holders of restricted stock will also be entitled to additional cash amounts from the proceeds of the disposition of Saturn stock, if any, in accordance with the recapitalization agreement. Options with an exercise price exceeding the merger consideration were cancelled.

     A summary of the status of the Company's stock options granted under the Plan or prior plans for the three years ended December 31, 2000 is presented below.

                                                                                 (Shares In Thousands)

                                                                          2000            1999           1998
                                                                      -----------    -------------  ------------
Option shares outstanding, January 1.............................           3,880           3,950         3,770
   Weighted average exercise price...............................     $        14     $        14      $     10

Option shares granted............................................              30             180         1,480
   Weighted average exercise price...............................     $        12     $        14      $     19

Option shares exercised..........................................            (150)           (140)       (1,160)
   Weighted average exercise price...............................     $         5     $         5      $     10

Option shares cancelled due to forfeitures.......................             (10)           (110)         (140)
   Weighted average exercise price...............................     $        11     $        18      $     15

Option shares cancelled due to recapitalization..................          (3,750)             --            --
Option shares outstanding, December 31...........................              --           3,880         3,950
   Weighted average exercise price...............................              --     $        14      $     14
   Weighted average remaining option term (in years).............              --              5.9           6.6

Option shares exercisable, December 31...........................              --           1,200           750
   Weighted average exercise price...............................              --     $         9      $      9

     A combined total of approximately 7.2 million shares and 3.5 million shares in 2000 and 1999, respectively, and 3.8 million shares in 1998 of Company Common Stock were available for the granting of options and incentive awards under the above plans. The increase in available options and stock awards from 1999 to 2000 is the result of the cancellation of options as a result of the recapitalization.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25 and, accordingly, no stock option compensation expense is included in the determination of net income in the statement of income. The weighted average fair value on the date of grant of options granted was $3.60 and $6.30 in 1999 and 1998, respectively. Had stock option compensation expense been determined pursuant to the methodology of SFAS No. 123, "Accounting for Stock-Based Compensation," the pro forma effects on the Company's earnings per share would have been a reduction of approximately $.04 in both 1999 and 1998.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                    1999         1998
                                                    ----         ----
       Risk-free interest rate......................  5.1%        5.5%
       Dividend yield...............................  1.9%        1.3%
       Volatility factor............................ 26.2%       28.8%
       Expected option life (in years)..............  5.5         5.5

EMPLOYEE BENEFIT PLANS:

     Pension and Profit-Sharing Benefits. The Company sponsors defined-benefit pension plans for most of its employees. In addition, substantially all salaried employees participate in noncontributory profit-sharing plans, to which payments are approved annually by the Board of Directors. Aggregate charges to income under these plans were $18 million in 2000, $21 million in 1999 and $15 million in 1998.

     Net periodic pension cost for the Company's defined-benefit pension plans includes the following components for the three years ended December 31, 2000:

                                                                                                    (In Thousands)
                                                                        2000             1999            1998
                                                                        ----             ----            ----
Service cost................................................          $ 6,460         $  7,590        $  6,470
Interest cost...............................................           13,250           12,640          11,380
Expected return on assets...................................           (9,450)          (9,670)        (11,430)
Amortization of transition obligation (asset)...............              110              130            (170)
Amortizaton of prior-service cost...........................              680              650             750
Amortization of net loss....................................              780            1,440             670
                                                                     ----------    --------------   --------------
Net periodic pension cost...................................          $11,830         $ 12,780          $7,670
                                                                     ==========    ==============   ==============

     Major assumptions used in accounting for the Company's defined-benefit pension plans are as follows:

                                                                        2000             1999            1998
                                                                        ----             ----            ----
Discount rate for obligations...............................            7.75%            7.75%             6.75%
Rate of increase in compensation levels.....................            4.00%            5.00%             5.00%
Expected long-term rate of return on plan assets............            9.00%            9.00%            11.00%

     The following provides a reconciliation of the changes in the defined-benefit pension plans' projected benefit obligations and fair value of assets for each of the two years ended December 31, 2000, and the funded status as of December 31, 2000 and 1999:

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                                                            (In Thousands)
                                                                                         2000            1999
                                                                                      ------------   ------------
Changes in projected benefit obligations
Benefit obligations at January 1..............................................         $(173,770)     $(184,030)
   Acquisitions...............................................................           (48,800)            --
   Service cost...............................................................            (5,800)        (7,130)
   Interest cost..............................................................           (13,240)       (12,640)
   Plan amendments............................................................              (450)        (1,460)
   Actuarial gain (loss)......................................................            (2,080)        22,830
   Benefit payments...........................................................             7,660          8,660
   Change in foreign currency.................................................               280             --
                                                                                      ------------   ------------
Projected benefit obligations at December 31..................................         $(236,200)     $(173,770)
                                                                                      ============   ============
Changes in plan assets
Fair value of plan assets at January 1........................................         $ 101,260      $ 110,760
   Acquisitions...............................................................            45,240             --
   Actual return on plan assets...............................................            (1,370)       (12,110)
   Contributions..............................................................            13,820         11,520
   Benefit payments...........................................................            (7,470)        (8,480)
   Expenses/Other.............................................................              (710)          (430)
                                                                                      ------------   ------------
Fair value of plan assets at December 31......................................         $ 150,770      $ 101,260
                                                                                      ============   ============
Funded status
Plan assets less than projected benefits at December 31.......................         $ (85,430)     $ (72,510)
   Unamortized transition obligation..........................................                80            270
   Unamortized prior-service cost.............................................             7,140          7,500
   Unamortized net loss.......................................................            41,490         29,340
                                                                                      ------------   ------------
Net liability recognized at December 31.......................................         $ (36,720)      $(35,400)
                                                                                      ============   ============
The following provides the amounts related to the plans at December 31, 2000 and
1999:

                                                                                            (In Thousands)
                                                                                         2000            1999
                                                                                      ------------   ------------
Accrued benefit liability.....................................................          $(66,760)      $(56,650)
Intangible asset..............................................................            15,140         11,250
Accumulated other comprehensive income........................................            14,900         10,000
                                                                                      ------------   ------------
       Net liability recognized...............................................          $(36,720)      $(35,400)
                                                                                      ============   ============


                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Postretirement Benefits. The Company provides postretirement medical and life insurance benefits, none of which are funded, for certain of its active and retired employees. Net periodic postretirement benefit cost includes the following components for the years ended December 31, 2000, 1999 and 1998:

                                                                                   (In Thousands)
                                                                       2000              1999            1998
                                                                   -----------    ---------------    ------------
Service cost..............................................            $  300            $  400          $  300
Interest cost.............................................             1,400             1,200           1,200
Net amortization..........................................               500               500            (100)
                                                                   -----------    ---------------    ------------
Net periodic postretirement benefit cost..................            $2,200            $2,100          $1,400
                                                                   ===========    ===============    ============


     The following provides a reconciliation of the changes in the postretirement benefit plans' benefit obligations for each of the two years ended December 31, 2000 and the status as of December 31, 2000 and 1999:

                                                                                          (In Thousands)
                                                                                       2000             1999-
                                                                                    ------------    ------------
Changes in benefit obligations
Benefit obligations at January 1..........................................            $(18,200)       $(18,900)
   Acquisitions...........................................................             (13,300)             --
   Service cost...........................................................                (300)           (400)
   Interest cost..........................................................              (1,400)         (1,200)
   Employee contributions.................................................                (100)           (100)
   Actuarial gain (loss)..................................................              (2,600)          1,000
   Benefit payments.......................................................               1,400           1,300
   Curtailment............................................................                  --             100
                                                                                    ------------    ------------
Benefit obligations at December 31........................................            $(34,500)       $(18,200)
                                                                                    ============    ============
Status
Benefit obligations at December 31........................................            $(34,500)       $(18,200)
   Unamortized transition obligation......................................               7,600           8,400
   Unrecognized prior-service cost........................................                 400             400
   Unrecognized net gain..................................................              (3,700)         (6,700)
                                                                                    ------------    ------------
Net liability at December 31..............................................            $(30,200)       $(16,100)
                                                                                    ============    ============

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent in 2000 and 1999. The assumed health care cost trend rate in 2000 was nine percent, decreasing to an ultimate rate in the year 2008 of five percent. If the assumed medical cost trend rates were increased by one percent, the accumulated postretirement benefit obligations would increase by $2.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit obligations cost would increase by $.1 million. If the assumed medical cost trend rates were decreased by one percent, the accumulated postretirement benefit obligations would decrease by $2.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost would decrease by $.1 million.

SEGMENT INFORMATION:

     The Company has defined a segment as a component, with business activity resulting in revenue and expense, that has separate financial information evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. The Company has five operating segments involving the manufacture and sale of the following:

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Specialty Metal Formed Products -- Precision products, principally engine and drivetrain components and subassemblies, generally produced using advanced metalworking technologies with significant proprietary content for the transportation industry.

     Specialty Fasteners -- Cold formed fasteners and related metallurgical processing.

     Towing Systems -- Vehicle hitches, jacks, winches, couplers and related towing accessories.

     Specialty Packaging and Sealing Products -- Principally industrial container closures and metallic and nonmetallic gaskets.

     Specialty Industrial Products -- Specialty drills, cutters and specialized metal finishing services, and flame-retardant facings and jacketings and pressure-sensitive tapes.

     The Company purchased TriMas in January 1998 and the segment data for 1998 reflects TriMas as though the transaction had occurred on January 1, 1998, consistent with the Company's internal management reporting.

     Included in the Specialty Metal Formed Products segment are sales to one customer of $176 million, $197 million and $184 million in 2000, 1999 and 1998, respectively.

     The Company's export sales approximated $131 million, $143 million and $142 million in 2000, 1999 and 1998, respectively.

     Net assets for 2000 reflect the sale of accounts receivable principally in the metalforming group through the securitization program.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Intersegment transactions represent principally transactions occurring in the ordinary course of business.

                                                                                                              (In Thousands)
                                                                            Specialty
                                      Specialty                             Packaging    Specialty    Companies
                                     Metal Formed  Specialty     Towing    and Sealing   Industrial  Sold or Held
               2000                    Products    Fasteners    Systems      Products     Products     For Sale      Total
---------------------------------   -------------- ----------   --------   -----------   ----------  -------------  ---------
Revenue from external customers..      $822,000     $215,000    $276,000      $220,000    $108,000          $--   $1,641,000
Intersegment revenue.............        10,000        2,000       9,000            --       1,000          --       22,000
Depreciation and amortization....        39,000       13,000      12,000        15,000       6,000          --       85,000
Segment operating profit.........       109,000       21,000      33,000        39,000       6,000          --      208,000
Segment net assets...............       561,000      310,000     277,000       356,000     122,000          --    1,626,000
Capital expenditures.............        75,000        5,000       9,000         9,000       2,000          --      100,000
               1999
Revenue from external customers..      $817,000     $241,000    $260,000      $216,000    $107,000    $ 39,000    $1,680,000
Intersegment revenue.............         9,000        4,000       8,000            --       1,000       1,000       23,000
Depreciation and amortization....        35,000       12,000      10,000        13,000       5,000       2,000       77,000
Segment operating profit.........       112,000       35,000      37,000        41,000      14,000       4,000      243,000
Segment net assets...............       602,000      329,000     289,000       422,000     140,000          --    1,782,000
Capital expenditures.............        87,000       12,000       9,000        19,000       7,000          --      134,000
               1998
Revenue from external customers..      $760,000     $226,000    $238,000      $223,000    $110,000    $115,000    $1,672,000
Intersegment revenue.............         5,000        3,000       6,000            --       1,000       3,000       18,000
Depreciation and amortization....        34,000       10,000       9,000        11,000       5,000       6,000       75,000
Segment operating profit.........       106,000       38,000      34,000        46,000      16,000      12,000      252,000
Segment net assets...............       494,000      328,000     281,000       423,000     140,000     102,000    1,768,000
Capital expenditures.............        63,000       14,000       8,000        16,000       4,000       3,000      108,000

     The following table presents the Company's revenues for each of the years ended December 31 and net assets at each year ended December 31 by geographic area, attributed to each subsidiary's continent of domicile. Revenue and net assets from no single foreign country was material to the consolidated revenues and net assets of the Company.

                                                                                                  (In Thousands)
                                         2000                         1999                        1998
                                -----------------------    -------------------------    -------------------------
                                 Sales       Net Assets       Sales       Net Assets      Sales       Net Assets
                                ---------   -----------    ----------    -----------    ---------    ------------
Europe.................         $164,000      $163,000       $165,000      $182,000      $149,000      $171,000
Australia..............           23,000        15,000         23,000        14,000        18,000        10,000
Other North America....           24,000        56,000         12,000        18,000        16,000        12,000
                                ---------   -----------    ----------    -----------    ---------    ------------
     Total foreign.....         $211,000      $234,000       $200,000      $214,000      $183,000      $193,000
                                =========   ===========    ==========    ===========    =========    ============

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     The following is a reconciliation of reportable segment revenue from external customers, segment operating profit and segment net assets to the Company's consolidated totals:

                                                                                                    (In Thousands)
Revenue from External Customers                                    2000               1999              1998
-------------------------------                                   ----------      --------------    --------------
Revenue from external customers for reportable
  segments.........................................               $1,641,000         $1,680,000        $1,672,000
TriMas sales prior to acquisition..................                       --                 --           (36,000)
Simpson Industries.................................                    9,000                 --                --
                                                                  ----------      --------------    --------------
    Total net sales................................               $1,650,000         $1,680,000        $1,636,000
                                                                  ==========      ==============    ==============

                                                                                                    (In Thousands)
Operating Profit                                                   2000               1999              1998
-------------------------------                                   ----------      --------------    --------------
Total operating profit for reportable segments.....               $208,000           $243,000         $252,000
General corporate expense..........................                (25,000)           (24,000)         (24,000)
Gain (loss) on disposition of businesses, net......                  1,000             14,000          (16,000)
Charges related to the recapitalization............                (48,000)                --               --
Charge for asset impairment........................                     --            (18,000)              --
TriMas operating profit prior to acquisition.......                     --                 --           (5,000)
Simpson Industries.................................                  1,000                 --               --
                                                                  ----------      --------------    --------------
    Total operating profit.........................               $137,000           $215,000         $207,000
                                                                  ==========      ==============    ==============


                                                                                                    (In Thousands)
Net Assets at December 31                                          2000               1999              1998
-------------------------------                                   ----------      --------------    --------------
Total net operating assets for reportable segments.               $1,626,000         $1,782,000        $1,768,000
Simpson Industries.................................                  124,000                 --                --
Corporate net assets...............................                  265,000             91,000            72,000
                                                                  ----------      --------------    --------------
    Total net assets...............................               $2,015,000         $1,873,000        $1,840,000
                                                                  ==========      ==============    ==============

     The Company acquired Simpson Industries, Inc. on December 15, 2000. December 31 balance sheet data for 2000 includes Simpson and income statement data includes Simpson activity for the period December 15, 2000 through December 31, 2000.

     The information that the chief operating decision maker utilizes includes total net assets as presented in the table above. Total net assets is defined by the Company as total assets less current liabilities. Included in corporate net assets for 2000 were capital expenditures of $3 million.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


Other Significant Items

                                                              (In Thousands)
Depreciation and Amortization          2000         1999          1998
------------------------------       --------    ---------     -------------
Segment totals.....................  $ 85,000     $ 77,000      $ 75,000
Adjustments........................    20,000        6,000         9,000
Simpson Industries.................     1,000           --            --
                                     --------    ---------     -------------
Consolidated totals................  $106,000     $ 83,000      $ 84,000
                                     ========    =========     =============

     The preceding adjustments to depreciation and amortization are principally the result of compensation expense related to stock award amortization and prepaid debenture expense amortization.

OTHER INCOME (EXPENSE), NET:

                                                                                                    (In Thousands)
                                                                              2000          1999          1998
                                                                            ---------     -----------  ------------
Other, net:
  Interest income....................................................        $ 1,540        $ 2,170       $ 4,180
  Net realized and unrealized gains from marketable securities.......             --             --         3,330
Other, net...........................................................         (4,060)        (4,580)       (3,110)
                                                                            ---------     -----------  ------------
                                                                             $(2,520)       $(2,410)      $ 4,400
                                                                            =========    ============  ============
INCOME TAXES:

                                                                                                    (In Thousands)
                                                                              2000          1999          1998
                                                                            ---------     -----------  ------------
Income before income taxes:
  Domestic...........................................................       $ 64,970     $ 123,610      $ 115,630
  Foreign............................................................         27,750        15,860         28,890
                                                                            ---------     -----------  ------------
                                                                            $ 92,720     $ 139,470      $ 144,520
                                                                            =========    ============  ============
Provision for income taxes:
  Currently payable:
   Federal...........................................................       $    (10)    $  26,810      $  28,210
   State and local...................................................          3,700         5,450          3,950
   Foreign...........................................................          8,990         5,220         15,000

  Deferred:
   Federal...........................................................         22,950         7,390            590
   Foreign...........................................................          1,070         2,170           (700)
                                                                            ---------     -----------  ------------
   Income taxes......................................................       $ 36,700     $  47,040      $  47,050
                                                                            =========    ============  ============

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     The components of deferred taxes at December 31, 2000 and 1999 are as follows:

                                                                                              (In Thousands)
                                                                                            2000          1999
                                                                                         ----------    -----------
Deferred tax assets:
  Inventories....................................................................        $    1,370     $   2,920
  Accrued liabilities and other long-term liabilities............................            50,960        47,880
  Expected capital loss benefit from disposition of businesses...................                --         8,900
  Alternative minimum tax........................................................               430            --
                                                                                         ----------    -----------
                                                                                             52,760        59,700
                                                                                         ==========    ===========
Deferred tax liabilities:
  Property and equipment.........................................................           140,700       111,680
                                                                                         ----------    -----------
  Other, including equity investments in affiliates..............................            24,060        26,710
                                                                                            164,760       138,390
                                                                                         ----------    -----------
Net deferred tax liability.......................................................        $  112,000     $  78,690
                                                                                         ==========    ===========

     The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income before income taxes:

                                                                                                    (In Thousands)
                                                                        2000             1999            1998
                                                                      ----------     ------------   --------------
U.S. federal statutory rate............................                 35%              35%             35%
                                                                      ----------     ------------   --------------
Tax at U.S. federal statutory rate.....................                $32,450           $48,810        $50,580
State and local taxes, net of federal tax benefit......                  2,410             3,540          2,570
Higher effective foreign tax rate......................                  2,550             1,840          4,210
Change in German tax rate..............................                 (2,200)               --             --
Non-taxable additional consideration from previously sold
  business..................................................                --                --         (8,190)
Disposition of businesses..............................                   (960)           (7,870)        (2,400)
Amortization in excess of tax, net.....................                  5,110             2,950          1,390
Other, net.............................................                 (2,660)           (2,230)        (1,110)
                                                                      ----------     ------------   --------------
   Income taxes........................................                $36,700           $47,040        $47,050
                                                                      ==========     ============   ==============

     A provision has not been made at December 31, 2000 for U.S. or additional foreign withholding taxes on approximately $137.5 million of undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. Generally, such earnings become subject to U.S. tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the following methods were used to estimate the fair value of each class of financial instruments:

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash and Cash Investments

     The carrying amount reported in the balance sheet for cash and cash investments approximates fair value.

Accounts Receivable, Notes Receivable and Other Assets

     Fair values of financial instruments included in accounts receivable, notes receivable and other assets were estimated using various methods including quoted market prices and discounted future cash flows based on the incremental borrowing rates for similar types of investments. In addition, for variable-rate notes receivable that fluctuate with the prime rate, the carrying amounts approximate fair value.

Long-Term Debt

     The carrying amount of bank debt and certain other long-term debt instruments approximate fair value as the floating rates applicable to this debt reflect changes in overall market interest rates. The fair values of the Company's subordinated debt instruments are based on quoted market prices. The fair values of certain other debt instruments are estimated by discounting future cash flows based on the Company's incremental borrowing rate for similar types of debt instruments.

Derivatives

     The Company has limited involvement with derivative financial instruments, and does not use derivatives for trading purposes. The derivatives, principally consisting of interest rate swap agreements, are intended to reduce the market risk associated with the Company's floating rate debt.

     Interest rate swap agreements covering a notional amount of $400 million of the Company's floating rate debt were entered into in 1998 at an aggregate interest rate of approximately six percent before the addition of the borrowing margin in the underlying bank agreement. The fair value of the swap agreements, $13 million at December 31, 1999, was not recognized in the consolidated financial statements since they are accounted for as hedges of the floating rate exposure. These swap agreements expired or were terminated in June 2000 at a gain, and the Company received proceeds of approximately $15.8 million. The cash proceeds were used for the reduction of long-term debt. The Company recognized a pre-tax gain of approximately $13 million in November 2000 related to the interest rate swap agreements as a result of the repayment of the related debt due to the recapitalization.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                                                                (In Thousands)
                                                              2000                             1999
                                                 -----------------------------   ------------------------------
                                                    Carrying          Fair           Carrying          Fair
                                                     Amount           Value           Amount          Value
                                                 -------------   -------------   -------------    -------------
Cash and cash investments.............            $    26,320     $    26,320      $     4,490     $     4,490
Accounts receivable, notes receivable
  and other assets....................            $   122,770     $   122,640      $   223,140     $   223,520
Long-term debt:
  Bank debt...........................            $ 1,165,190     $ 1,165,190      $ 1,039,890     $ 1,039,890
  4 1/2% Convertible Subordinated
   Debentures.........................            $   305,000     $   178,430      $   305,000     $   225,700
  Other long-term debt................            $    15,750     $    15,660      $    28,000     $    27,850

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


INTERIM AND OTHER SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):

                                                              (In Thousands Except Per Share Amounts)
                                                                       For The Quarters Ended
                                                    -------------------------------------------------------------
                                                      December         September         June           March
                                                        31st             30th            30th            31st
2000:
----                                                --------------    ------------   -------------   ------------
Net sales...................................        $  354,680         $  393,770     $   442,310     $  459,400
Gross profit................................        $   73,770         $   95,410     $   114,080     $  119,400
Net income (loss)...........................        $  (13,840)        $   17,860     $    26,180     $   25,820
   Per common share:
     Basic..................................        $     (.38)        $      .44     $       .64     $      .63
     Diluted................................        $     (.38)        $      .37     $       .51     $      .51
Market price per common share:
   High.....................................        $   17 1/8(a)      $   16 5/8     $   14 7/16     $   14 9/16
   Low......................................        $   15 3/16(a)     $   10 1/2     $   10 13/16    $   11 3/8

1999:
Net sales...................................        $  395,220         $  399,300     $   436,510     $  448,660
Gross profit................................        $  103,980         $   99,340     $   113,690     $  116,020
Net income..................................        $   22,260         $   20,200     $    26,110     $   23,860
   Per common share:
     Basic..................................        $      .54         $      .49     $       .64     $      .58
     Diluted................................        $      .45         $      .41     $       .51     $      .47
Market price per common share:
   High.....................................        $   17 1/16        $   17 11/16   $    17 3/4     $       17
   Low......................................        $   10 5/8         $   15 9/16    $    15 1/8     $       14

(a) As a result of the recapitalization on November 28, 2000, the Company's stock no longer has a public market. Prices are based upon public market transactions through November 28, 2000.

     In the fourth quarter 2000, the Company incurred approximately $48 million of compensation expense related to severance costs and accelerated vesting of stock awards and stock options related to the recapitalization of the Company.

     In the fourth quarter 2000, the Company recognized a net pre-tax gain of approximately $28 million related to the sale of the Company's equity investments, excluding Saturn.

     In the fourth quarter 2000, the Company recognized a pre-tax gain of approximately $13 million related to the interest rate swap agreements that terminated in June 2000 due to the repayment of the related debt.

     In the first quarter and second quarter of 1999, the Company recognized non-cash charges aggregating approximately $6 million pre-tax to reflect the other than temporary decline in value of equity affiliates of the Company.

                              METALDYNE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     In 1999, the Company completed the sale of its aftermarket-related and vacuum metalizing businesses. These transactions resulted in a pre-tax gain of approximately $26 million, of which approximately $10 million was recognized in the first quarter 1999 and approximately $16 million in the second quarter 1999.

     In the second quarter 1999, the Company recorded a non-cash pre-tax charge of approximately $17.5 million related to impairment of certain long-lived assets, which included its hydroforming equipment and related intellectual property.

     In the fourth quarter 1999, the Company recognized pre-tax charges aggregating approximately $12 million, principally related to the closure of a plant and the sale of a business.

     The 2000 income (loss) per common share amounts for the quarters do not total to the full year amounts due to the purchase and retirement of shares throughout the year.

                            SIMPSON INDUSTRIES, INC.

                          Independent Auditors' Report

The Board of Directors and Shareholders
Simpson Industries, Inc.

We have audited the accompanying consolidated balance sheets of Simpson Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simpson Industries, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

KPMG  LLP
Detroit, Michigan
January 26, 2000

                            SIMPSON INDUSTRIES, INC.

                      Consolidated Statements Of Operations
                    (In thousands, except per share amounts)

                                                                         Year Ended December 31,
                                                          ------------------------------------------------------
                                                               1999                1998                1997
                                                          -------------      --------------      ---------------
Net sales                                                   $ 532,676           $ 496,419           $ 451,518
Costs and expenses:
Cost of products sold                                         478,903             446,914             406,513
Administrative and selling                                     12,746              13,397              13,152
Amortization of intangible assets                               2,039               1,962                 934
Provision for restructuring and plant closings                     --               2,500               8,769
                                                          -------------      --------------      ---------------
                                                              493,688             464,773             429,368
                                                          -------------      --------------      ---------------
Operating Earnings                                             38,988              31,646              22,150
Investment and other income, net                                2,009                 296                 524
Interest expense                                               (9,279)             (9,588)             (7,451)
                                                          -------------      --------------      ---------------
Earnings Before Income Taxes                                   31,718              22,354              15,223
Income taxes                                                   10,880               7,599               5,144
                                                          -------------      --------------      ---------------
Net Earnings                                                $  20,838           $  14,755           $  10,079
                                                          =============      ==============      ===============
Basic Earnings Per Share                                    $    1.15           $     .81           $     .56
                                                          =============      ==============      ===============
Diluted Earnings Per Share                                  $    1.15           $     .80           $     .55
                                                          =============      ==============      ===============

                           See accompanying notes to consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.

                      Consolidated Statements Of Cash Flows
                                 (In thousands)

                                                                              Year Ended December 31,
                                                                  ----------------------------------------------
                                                                      1999             1998             1997
                                                                  -----------    -------------    --------------
OPERATING ACTIVITIES
Net earnings                                                       $ 20,838         $ 14,755         $ 10,079
Adjustments to reconcile net earnings to cash
    provided by operating activities:
    Depreciation and amortization                                    27,594           26,115           23,427
    Provision for restructuring and plant closings                       --            2,500            6,424
    Provision for deferred income taxes                               1,390)            (665)            (828)
    Amortization of restricted stock                                    573              487              356
    Loss  on disposition of assets                                       57              223              249
Changes in operating assets and liabilities:
    Accounts receivable                                             (11,242)          (6,070)         (12,118)
    Inventories                                                       3,475           (2,404)          (2,466)
    Other assets                                                     (8,128)           6,006           (6,381)
    Accounts payable and accrued expenses                            11,780              (46)          11,373
                                                                  -----------    -------------    --------------
       Cash Provided by Operating Activities                         43,557           40,901           30,115

INVESTING ACTIVITIES
Acquisition of business, net of cash acquired                            --               --          (75,293)
Capital expenditures                                                (41,820)         (19,571)         (28,977)
Proceeds from disposal of property and equipment                        812              450            2,105
                                                                  -----------    -------------    --------------
Cash Used in Investing Activities                                   (41,008)         (19,121)        (102,165)

FINANCING ACTIVITIES
Cash dividends paid                                                  (7,221)          (7,316)          (7,252)
Notes payable, net                                                   10,908           (1,211)              --
Principal repayments of long-term debt                              (15,329)         (16,780)         (55,079)
Proceeds from long-term borrowings                                   10,000            5,000          115,000
Repurchase of common stock                                           (3,075)          (2,774)              --
Exercise of stock options, net                                          440              327               --
                                                                  -----------    -------------    --------------
       Cash (Used in) Provided by Financing Activities               (4,277)         (22,754)          52,669

Effect of foreign currency exchange rate changes                      2,945           (1,116)          (1,286)
                                                                  -----------    -------------    --------------

       Increase (Decrease) In Cash and Cash Equivalents               1,217           (2,090)         (20,667)

Cash and cash equivalents at beginning of year                        6,145            8,235           28,902
                                                                  -----------    -------------    --------------
Cash and cash equivalents at End of Year                           $  7,362         $  6,145         $  8,235
                                                                  ===========    =============    ==============
Supplemental Disclosures:
       Cash paid during the year for:
           Interest                                                $  6,936         $  9,808         $  5,625
           Income Taxes                                            $ 10,641         $  8,436         $  8,538

     Non cash transactions: The Company issued shares of common stock and a note payable in connection with the acquisition of Stahl International in 1998.

          See accompanying notes to consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.

                           Consolidated Balance Sheets
                      (In thousands, except share amounts)

                                                                                      December 31,
                                                                           -----------------------------------
                                                                               1999                  1998
                                                                           -------------      ----------------
ASSETS
Current Assets
         Cash and cash equivalents                                           $   7,362             $   6,145
         Accounts receivable                                                    84,124                72,785
         Inventories                                                            19,448                22,866
         Customer tooling in process                                             6,404                 1,749
         Prepaid expenses and other current assets                              11,960                10,994
                                                                           -------------      ----------------
Total Current Assets                                                           129,298               114,539
Property, Plant and Equipment, at cost
         Land                                                                    4,392                 4,642
         Buildings and improvements                                             54,622                59,165
         Machinery and equipment                                               303,245               264,802
                                                                           -------------      ----------------
                                                                               362,259               328,609
         Less accumulated depreciation                                         179,346               158,724
                                                                           -------------      ----------------
Net Property, Plant and Equipment                                              182,913               169,885
Intangible Assets - net                                                         46,847                52,192
Other Assets                                                                     2,398                 3,938
                                                                           -------------      ----------------
                                                                             $ 361,456             $ 340,554
                                                                           =============      ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
         Current installments of long-term debt                              $   6,079             $   4,829
         Notes Payable                                                          10,908                    --
         Accounts payable                                                       62,654                52,039
         Compensation and amounts withheld                                      12,614                11,694
         Taxes, other than income taxes                                          3,797                 2,483
         Other current liabilities                                              10,261                11,298
                                                                           -------------      ----------------
Total Current Liabilities                                                      106,313                82,343

Long-Term Debt, excluding current installments                                  98,955               105,534
Accrued Retirement Benefits and Other                                           16,098                17,312
Deferred Income Taxes                                                            7,058                10,797
Shareholders' Equity
         Common stock, par value $1 per share:
                Authorized - 55,000,000 shares
                Outstanding - 17,929,553 shares
                (1998 - 18,176,750 shares)                                      17,930                18,177
         Additional paid-in capital                                             23,099                25,468
         Retained earnings                                                     103,157                89,540
         Unamortized value of restricted stock                                  (1,666)               (2,220)
         Accumulated other comprehensive income                                 (9,488)               (6,397)
                                                                           -------------      ----------------
Total Shareholders' Equity                                                     133,032               124,568
                                                                           -------------      ----------------
                                                                             $ 361,456             $ 340,554
                                                                           =============      ================

                              See accompanying notes to consolidated financial statements.


                            SIMPSON INDUSTRIES, INC.

    Consolidated Statements Of Shareholders' Equity And Comprehensive Income
                                 (In thousands)


                                                                            Unamortized  Accumulated
                                                     Additional              Value Of       Other
                                           Common     Paid-In    Retained   Restricted   Comprehensive Comprehensive
                                            Stock     Capital    Earnings      Stock        Income       Income      Total
                                          ---------  ----------  --------   ------------ ------------- ------------- --------
Balance at January 1, 1997                 $18,080     $24,366    $79,274     $(2,028)     $(3,700)                 $115,992
  Net earnings for 1997                                            10,079                                $10,079     10,079
   Other comprehensive income, net of
   tax
    Foreign currency translation                                                                          (1,286)    (1,286)
    adjustment
    Excess pension cost adjustment                                                                           (17)       (17)
                                                                                                        ---------
   Other comprehensive income                                                               (1,303)       (1,303)
                                                                                                        ---------
  Comprehensive income                                                                                    $8,776
                                                                                                        =========
  Cash dividends - $.40 per share                                  (7,252)                                           (7,252)
  Restricted stock awards, net                  49         426                   (475)                                   --
  Amortization of restricted stock                                                356                                   356
                                          ---------  ----------  --------   ------------ ------------- ------------- --------
Balance at December 31, 1997                18,129      24,792     82,101      (2,147)      (5,003)                 117,872
  Net earnings for 1998                                            14,755                                $14,755     14,755
   Other comprehensive income, net of
   tax
    Foreign currency translation                                                                          (1,116)    (1,116)
    adjustment
    Excess pension cost adjustment                                                                          (278)      (278)
                                                                                                        ---------
   Other comprehensive income                                                               (1,394)       (1,394)
                                                                                                        ---------
Comprehensive income                                                                                     $13,361
                                                                                                        =========
Cash dividends - $.40 per share                                    (7,316)                                           (7,316)
Issuance of shares for acquisitions            200       2,411                                                        2,611
Exercise of stock options, net                  46         281                                                          327
Repurchase of common stock                    (239)     (2,535)                                                      (2,774)
Restricted stock awards, net                    41         519                   (560)                                   --
Amortization of restricted stock                                                  487                                   487
                                          ---------  ----------  --------   ------------ ------------- ------------- --------
Balance at December 31, 1998                18,177      25,468     89,540      (2,220)      (6,397)                 124,568
Net earnings for 1999                                              20,838                                $20,838     20,838
  Other comprehensive income, net of tax
   Foreign currency translation                                                                           (3,394)    (3,394)
   adjustment
   Excess pension cost adjustment                                                                            303        303
                                                                                                         --------
  Other comprehensive income                                                                (3,091)       (3,091)        --
                                                                                                         --------
Comprehensive income                                                                                     $17,747
                                                                                                         ========
Cash dividends - $.40 per share                                    (7,221)                                           (7,221)
Exercise of stock options, net                  56         384                                                          440
Repurchase of common stock                    (306)     (2,769)                                                      (3,075)
Restricted stock awards, net                     3          16                    (19)
Amortization of restricted stock                                                  573                                   573
                                          ---------  ----------  --------   ------------ ------------- ------------- --------
Balance at December 31, 1999               $17,930     $23,099   $103,157     $(1,666)     $(9,488)                 $133,032
                                          =========  ==========  ========   ============ =============              =========

                                See accompanying notes to consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A -- Significant Accounting Policies

     Description of the Business: The Company is a supplier of precision-machined powertrain and chassis products to the global automotive and heavy-duty diesel engine markets, supplying in excess of 700 different components and assemblies to original equipment manufacturers located principally in North America and Europe.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries after elimination of intercompany accounts and transactions.

     Foreign Currency Translation: Translation adjustments from foreign subsidiaries are reflected in the consolidated financial statements as a separate component of shareholders' equity. Foreign currency gains and losses resulting from transactions are included in determining net earnings.

     Cash Equivalents: Cash equivalents include all liquid investments purchased with a maturity of three months or less.

     Financial Instruments: Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. At December 31, 1999, the fair value of these financial instruments approximates the carrying amount with the exception of long-term debt as discussed in Note F.

     Inventories: Inventories are stated at the lower of cost or market. Costs are determined by the last-in, first-out (LIFO) method for domestic inventories and by the first-in, first-out (FIFO) method for foreign inventories.

     Depreciation: Depreciation is computed using the straight-line method at annual rates, which are sufficient to amortize the cost over the estimated useful lives.

     Amortization: Cost in excess of fair-market value of net assets acquired (goodwill), arising from acquisitions (see Note B), is amortized on a straight-line basis over 40 years. Specific intangibles including a supply, a non-compete and various license agreements and various patents are amortized on a straight-line basis over the estimated periods benefited with periods ranging from 2.5 to 40 years. The carrying value of intangible assets is to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment would be recognized when the expected undiscounted future operating cash flow derived from such intangible assets is less than their carrying value. The Company believes that no impairment exists at December 31, 1999.

     Customer Tooling: Costs incurred for customer-owned tooling in excess of amounts billed to date are recorded as customer tooling in process. Costs for customer-owned tooling which will be recovered as parts are shipped are included with other assets.

     Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred income taxes have been provided for the income tax liability, which would be incurred on repatriation of the permanently reinvested portion of unremitted earnings of the foreign subsidiaries.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


     Net Earnings Per Share: Basic earnings per share are computed based upon the weighted average shares of common stock outstanding during the year. Diluted earnings per share are calculated to give effect to common stock equivalents (stock options) outstanding during the year.

     Stock Based Compensation: The Company applies "Accounting for Stock-Based Compensation," prescribed by SFAS No. 123, by making the required disclosures only. This standard does not have an effect on the Company's financial position or results of operations.

     Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported net earnings for the period. Ultimate resolution of uncertainties could cause actual results to differ from these estimates.

     Comprehensive Income: Comprehensive income consists of net income, net foreign currency translation adjustments and excess pension costs and is presented in the consolidated statements of shareholders' equity and comprehensive income. Comprehensive income does not affect the Company's financial position or results of operations.

Note B -- Business Acquisitions

     On April 1, 1998, the Company purchased Stahl International, Inc. ("Stahl") for 200,074 shares of common stock and a $1 million note payable for a total of $3.7 million. Stahl, located in Memphis, Tennessee, manufactures torsional vibration dampers and flywheels for all types of diesel engines. The acquisition was accounted for as a purchase transaction and accordingly, the results of the Stahl business' operations are included in the consolidated financial statements since the date of acquisition. The purchase cost of $3.7 million has been allocated to assets and liabilities acquired based upon their estimated fair values at the acquisition date. The excess of purchase price over assets acquired (goodwill) of $2.9 million is being amortized over 40 years. Pro forma unaudited financial data are not presented, as the effect is insignificant.

     On June 27, 1997, the Company, through a wholly owned subsidiary, purchased the Vibration Attenuation division of Holset Engineering Company Limited ("VA Business") from Cummins Engine Company. The VA Business has operations in the United Kingdom, France, Spain, Mexico, Korea, Brazil and the United States. The VA Business manufactures rubber and viscous dampers and supplies three main markets including heavy truck, light truck and automotive and industrial.

     The acquisition was accounted for as a purchase transaction and accordingly, the results of the VA Business' operations are included in the consolidated financial statements since the date of acquisition. The final purchase cost of $77.4 million has been allocated to assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The excess of the purchase price over net assets acquired (goodwill) approximated $39.7 million and is being amortized over 40 years.

     The following pro forma unaudited financial data is presented to illustrate the estimated effects of (i) the VA Business acquisition and (ii) the completion of the new credit agreements as if the transactions had occurred as of January 1, 1997 (in thousands, except per share data).

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)



                                                         (Unaudited)
                                                     Twelve Months Ended
                                                        Dec. 31, 1997
                                                     --------------------
            Net sales                                      $  487,505
            Net earnings                                        8,496
            Net earnings per share:
               Basic                                       $      .47
               Diluted                                     $      .47

     The pro forma information above does not purport to be indicative of the results that actually would have been achieved if the transactions had occurred at the beginning of the period presented, and is not intended to be a projection of future results or trends.

Note C -- Provision for Restructuring and Plant Closings

     In the fourth quarter of 1998 in connection with management's continuing efforts to reduce costs and improve efficiencies, the Company recorded a provision for reduction of its worldwide salary workforce of approximately $2.5 million. The reduction was for approximately 10% of its salaried workforce and resulted in the elimination of 55 positions. The majority of these reductions were completed by the second quarter of 1999. In the third quarter of 1997, the Company recorded a provision for plant closings of approximately $8.8 million. The principal actions in the plant closing plan involved the closure of two manufacturing facilities.

The major components of the provisions are as follows (In thousands):

                                                1999        1998         1997
                                             ---------  ----------   ----------
Severance and related costs                    $  --       $2,500       $4,965
Write-down of property, plant and equipment                    --        2,191
Other                                             --           --        1,613
                                             ---------  ----------   ----------
         Total Provision                       $  --       $2,500       $8,769
                                             =========  ==========   ==========
Note D -- Inventories

The components of inventories are summarized as follows (In thousands):

                                                        1999          1998
                                                     ----------    ----------
Finished and in-process products                      $  8,023     $  10,329
Raw materials                                           11,425        12,537
                                                     ----------    ----------
                                                      $ 19,448     $  22,866
                                                     ==========    ==========

     The LIFO inventories comprise approximately 72% and 75% of total inventories at December 31, 1999 and 1998, respectively.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

     The replacement cost of inventories exceeded the balance sheet carrying amounts by approximately $5,400,000 and $5,200,000 at December 31, 1999 and 1998, respectively.

Note E -- Intangible Assets

The components of intangible assets are summarized as follows (In thousands):

                                                  1999             1998
                                                ---------       -----------
Goodwill                                         $39,512           $43,072
Supply, non-compete, and license agreements
  and various patents                             12,153            12,276
                                                ---------       -----------
                                                  51,665            55,348
Less accumulated amortization                      4,818             3,156
                                                ---------       -----------
Net Intangible Assets                            $46,847           $52,192
                                                =========       ===========
Note F -- Debt

Long-term debt at December 31 consisted of the following obligations (In thousands):

                                                        1999           1998
                                                     ----------   -----------
8.8% Note payable due 1999                            $     --     $      750
8.82% Bank term note due 2003                            1,784          2,363
9.98% Note payable due 2005                              8,250          9,750
8.45% Bank term note due 2005                           20,000         20,000
6.75% Bank term note due 2008                           20,000         20,000
7.03% Series A notes due 2012                           35,000         35,000
6.96% Series B notes due 2012                           15,000         15,000
Revolving credit agreement                               5,000          7,500
                                                     ----------   -----------
                                                       105,034        110,363
Less current installments                                6,079          4,829
                                                     ----------   -----------
Long-term debt, excluding current installments        $ 98,955     $  105,534
                                                     ==========   ===========

     As of December 31, 1999, the estimated fair value of long-term debt, discounted at current interest rates, was $106,500,000.

     In June 1999, the Company amended it's revolving credit agreement which allows for borrowings of up to $50 million under a 364-day agreement. The Company also maintains a revolving credit agreement which allows for borrowings of up to $25 million under a five year agreement. At December 31, 1999 there were $8.8 million of borrowings outstanding under the five-year agreement and there were no borrowings outstanding under the 364-day agreement. Borrowings under the credit agreements bear interest, at the election of the Company, at a floating rate of interest equal to (a) the higher of ABN AMRO's prime lending rate and the federal funds rate plus .5% or (b) the Eurodollar rate plus the applicable borrowing margin. At December 31, 1999, the outstanding borrowings under these agreements are at an interest rate of approximately 6.8% and there was $730,000 committed as letters of credit. At December 31, 1999, $5 million of the borrowings under the five-year agreement are classified as long-term based on management's intent and ability to maintain this level of borrowing for a period in excess of one year.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

     Under the terms of its loan agreements, the Company is subject to restrictions concerning additional borrowings and maintenance of minimum net worth. At December 31, 1999, under the most restrictive covenant retained earnings of approximately $18,430,000 were unrestricted. The Company was in compliance with all such covenants at December 31, 1999.

     The Company also has uncommitted short-term credit lines with banks under which it may borrow up to $32,300,000, of which $500,000 was committed as letters of credit at December 31, 1999. The contract amount of the letters of credit approximate their fair value. The lines do not have termination dates, but are reviewed periodically.

     No compensating balances are required by any of the loan agreements.

     Principal maturities of long-term debt during the four years following 2000 are as follows: 2001 - $8,079,000; 2002 - $9,442,000; 2003 - $8,912,000; and
2004 - $8,864,000. In addition, $5,000,000 is outstanding under the five-year revolving credit agreement which matures in 2002.

Note G -- Income Taxes

The components of earnings before income taxes were as follows (In thousands):

                                  1999            1998         1997
                               -----------    ------------  ----------
Domestic                          $25,187         $19,502    $  9,963
Foreign                             6,531           2,852       5,260
                               -----------    ------------  ----------
                                  $31,718         $22,354    $ 15,223
                               ===========    ============  ==========

The provisions for income tax expense were as follows (In thousands):

                                  1999            1998         1997
                               -----------    ------------  ----------
         Current:
         Federal               $  8,877         $  5,799     $  4,976
         Foreign                  2,751            1,953          691
         State                      642              512          305
                               -----------    ------------  ----------
                                 12,270            8,264        5,972
         Deferred:
         Federal                 (1,398)            (599)      (1,647)
         Foreign                     50              (70)         947
         State                      (42)               4         (128)
                               -----------    ------------  ----------
                                 (1,390)            (665)        (828)
                               -----------    ------------  ----------
                               $ 10,880         $  7,599     $  5,144
                               ===========    ============  ==========

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


     A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to earnings before income taxes follows (In thousands):

                                                             1999            1998         1997
                                                          ------------   ------------  -----------
Income taxes at federal statutory rate                       $11,101         $7,824       $5,235
State income tax, net of federal benefit                         390            338          116
Foreign operating loss                                         1,168          1,697           84
Federal tax credits                                             (847)          (950)        (100)
Foreign Sales Corporation                                        (96)          (450)          --
Differences between domestic and effective
  foreign tax rates                                             (652)          (812)        (254)
Other, net                                                      (184)           (48)          63
                                                          ------------   ------------  -----------
                                                             $ 10,880         $7,599     $5,144
                                                          ============   ============  ===========

     The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31 are as follows (In thousands):

                                                           1999                                 1998
                                              --------------------------------   --------------------------------
                                               Deferred            Deferred          Deferred         Deferred
                                                 Tax                 Tax                Tax              Tax
                                                Assets           Liabilities          Assets         Liabilities
                                              -----------        -------------   ---------------   --------------
Plant and equipment                            $     --            $ 16,361         $      --        $  17,858
Accrued retirement benefits                       6,133                  --             6,557               --
Other accrued expenses                            4,276                  --             2,851               --
Foreign net operating loss carryforward
                                                  3,141                  --             1,782               --
Federal tax credits                               2,091                  --             2,144               --
Other items                                         509                 824               733              177
                                              -----------        -------------   ---------------   --------------
                                                 16,150              17,185            14,067           18,035
Valuation allowance                              (2,798)                 --            (2,407)              --
                                              -----------        -------------   ---------------   --------------
                                               $ 13,352            $ 17,185         $  11,660        $  18,035
                                              ===========        =============   ===============   ==============

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999.

     As of December 31, 1999, the Company has unrecognized foreign net operating loss carryforwards of approximately $8,887,000 that begin expiring in 2003.

     Deferred income tax assets of $3,225,000 and $4,422,000 are included in other current assets at December 31, 1999, and 1998, respectively.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


Note H - Pension and Other Postretirement Benefits

     The Company has non-contributory and contributory defined benefit pension plans covering substantially all employees, subject to eligibility requirements. Benefits are based upon a percentage of compensation or monthly rates times years of service. Plan assets are held by a trustee and invested in marketable debt and equity securities and short-term investments. Benefits for certain employees are provided through multi-employer defined benefit plans. The Company also has an unfunded supplemental executive retirement plan for senior management with benefits based on compensation and years of service. Contributions to pension plans are sufficient to provide for both current service costs and amortization of past service costs over a reasonable period.

     In addition to the Company's defined benefit pension plans, the Company provides medical benefits to certain retired employees, their covered dependents, and beneficiaries. Generally, employees who have attained age 55 and who have rendered 10 years of service are eligible for these benefits. Certain medical plans are contributory and other medical plans are non-contributory. The Company's retiree medical benefits are not funded.

     During 1999 Simpson International (UK) Limited obtained final approval from Inland Revenue for a defined benefit pension plan. Based on the 1997 sales agreement, funds from the Cummins Engine Company plan for the UK employees were transferred into the Simpson Industries plan after final approval. This plan is reflected in the 1999 disclosure.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


                                                        Pension Benefits                   Other Benefits
                                                   ------------------------------   ------------------------------
(In thousands)                                       1999              1998             1999            1998
                                                   --------------  --------------   --------------  --------------
Change in benefit obligation
Benefit obligation at beginning of year                 $44,698        $38,471          $10,941         $10,577
Formation of new plan                                     9,214             --               --              --
Service cost                                              3,520          2,508              628             595
Interest cost                                             3,662          2,849              748             777
Participant contribution                                    252             --               --              --
Benefits paid                                            (4,216)        (1,858)            (654)           (716)
Actuarial (gains) and losses                             (6,977)         2,830             (673)           (292)
Plan amendments                                             104            131               --              --
Foreign exchange rate changes                               172           (233)              --              --
                                                   --------------  --------------   --------------  --------------
Benefit obligation at end of year                        50,429         44,698           10,990          10,941

Change in plan assets
Fair value of plan assets at beginning
  of year                                                29,526         28,929               --              --
Formation of new plan                                     8,539             --               --              --
Actual return on plan assets                              4,767            885               --              --
Contributions by the employer                             4,058          1,554               --              --
Participant contribution                                    252             --               --              --
Benefits paid                                            (4,076)        (1,676)              --              --
Foreign exchange rate changes                               134           (166)              --              --
                                                   --------------  --------------   --------------  --------------
Fair value of plan assets at end of year                 43,200          2,526               --              --

Funded status                                            (7,229)       (15,172)         (10,990)        (10,941)
Unrecognized net (gain) loss                                249          8,334             (608)             55
Unrecognized net asset                                      (24)          (181)              --              --
Unrecognized prior service cost                           1,172          1,193               50              55
                                                   --------------  --------------   --------------  --------------
Net amount recognized                                   $(5,832)       $(5,826)        $(11,548)       $(10,831)
                                                   ==============  ==============   ==============  ==============

Amounts recognized in the statement of
  financial position consist of:
Accrued benefit liability                               $(5,832)       $(6,764)        $(11,548)       $(10,831)
   Intangible asset                                          --            461               --              --
   Accumulated other comprehensive
    income                                                   --            477               --              --
                                                   --------------  --------------   --------------  --------------
Net amount recognized                                   $(5,832)       $(5,826)        $(11,548)       $(10,831)
                                                   ==============  ==============   ==============  ==============

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

                                                     Pension Benefits                     Other Benefits
                                             ----------------------------------  ----------------------------------
                                              1999         1998         1997        1999        1998       1997
                                             ---------  ----------  -----------  -----------  ----------  ---------
Weighted-average assumptions as of
   December 31
Discount rate                                     8%          7%         7.5%          8%          7%        7.5%
Expected return on plan assets                   10%         10%          10%           --          --          --
Rate of compensation increase                     4%          4%         4.5%          4%          4%        4.5%

     For measurement purposes in 1996, the medical cost trend was assumed to be 8.0% and to decrease .5% per year to 5.0% in 2002 and remaining at that level thereafter.

(In thousands)                                Pension Benefits                          Other Benefits
                                   ---------------------------------------   --------------------------------------
Components of net periodic
  benefit cost                        1999           1998          1997          1999         1998         1997
                                   -----------  ------------  ------------   -----------  -----------  ------------
Service cost                         $3,520        $ 2,508       $ 2,210       $   628       $   595     $   598
Interest cost                         3,662          2,849         2,613           748           777         759
Expected return on plan assets       (3,691)        (2,490)       (2,174)           --            --          --
Net amortization and deferral           207            310            62            (5)            2           3
Multi-employer plans                     24             72           510            --            --          --
                                   -----------  ------------  ------------   -----------  -----------  ------------
Net periodic benefit cost            $3,722        $ 3,249       $ 3,221       $ 1,371       $ 1,374     $ 1,360
                                   ===========  ============  ============   ===========  ===========  ============

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                            1-Percentage-Point    1-Percentage-Point
                                                                  Increase            Decrease
                                                            -------------------   -------------------
Effect on total of service and interest cost components            $  426             $  (187)
Effect on postretirement benefit obligation                         2,120              (1,247)

     Certain employees participate in Company-sponsored 401(k) savings plans. Under the plans, the Company contributes a defined amount to individual employee accounts based on the respective employee's contribution. Contributions approximated $1,700,000, $1,390,000 and $1,330,000 in 1999, 1998 and 1997
respectively.

Note I -- Long-Term Incentive Plans

     The Company has long-term incentive plans under which employees or directors may be granted stock options or other long-term incentives. The 1984 Plan, which allowed for options to be granted for up to 1,687,500 common shares, was terminated in 1993. Options and restricted shares previously granted under the 1984 Plan remain outstanding for up to 10 years. Stock appreciation rights which provide that optionees may receive cash in lieu of shares, were also granted in conjunction with stock option grants.

     In 1993, the Company adopted the 1993 Executive Long-Term Incentive Plan for employees. The 1993 Plan permits the grant of stock options, restricted stock, stock appreciation rights, performance shares and performance units. The authorized share pool for making grants under the 1993 Plan is 1,350,000 common shares. Also in

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


1993, the Company adopted the 1993 Non-Employee Director Stock Option Plan. Under this plan, nonqualified stock options may be granted to non-employee directors for up to 150,000 common shares.

     Options granted have varying exercise dates within five years after grant date and generally expire after ten years. At December 31, 1999 there were 1,233,700 shares of common stock reserved for issuance under the plans of which 494,880 are available for future grants.

     The Company applies APB Opinion No. 25 in accounting for its stock compensation plans. Accordingly, no compensation cost has been recognized for the stock options granted in 1999, 1998 or 1997. Had compensation cost for these options been determined on the basis of fair value pursuant to SFAS No. 123, the Company's pro forma net income and earnings per share would have been as indicated below:

                                                                       (In thousands, except per share amounts)
                                                                       ------------------------------------------
                                                                          1999           1998            1997
                                                                       -----------    -----------    ------------
Net earnings                                       As reported         $ 20,838        $ 14,755       $ 10,079
                                                   Pro forma           $ 20,592        $ 14,536       $  9,874
Basic earnings per share                           As reported         $   1.15        $     .81      $    .56
                                                   Pro forma           $   1.14        $     .80      $    .54
Diluted earnings per share                         As reported         $   1.15        $     .80      $    .55
                                                   Pro forma           $   1.14        $     .79      $    .54

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 3.8% for all years; expected volatility of 37%, 35% and 37%; risk-free interest rates of 5.3%, 5.8% and 6.5%; and an expected life of 6.4, 7.1 and 7.0 years.

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)



     Incentive plan activity is summarized as follows (In thousands, except per share amounts):

                                                                             Stock Option Plans
                                                                --------------------------------------------------
                                                                                    Weighted
                                                                 Option              Average         Restricted
                                                                 Shares          Exercise Price        Shares
                                                                ----------  ---------------------   --------------
1998:
     Outstanding
       January 1, 1998                                            531,390            $ 9.50            230,338
     Granted/awarded                                              106,080             12.75             66,840
     Exercised                                                    (50,400)             4.68                 --
     Restrictions lapsed                                               --             --               (46,227)
     Canceled/forfeited                                                --             --               (26,500)
     Outstanding                                                  587,070             10.50            224,451
     Exercisable                                                  333,778             --                    --
     Weighted-average fair value of options                                           --                    --
       granted during the year                                   $ 12.75

1999:
     Granted/awarded                                              188,780            $ 9.52             11,000
     Exercised                                                    (92,198)             8.68                 --
     Restrictions lapsed                                               --                --            (54,095)
     Canceled/forfeited                                           (43,030)            11.09             (8,508)
     Outstanding                                                  640,622             10.43            172,848
     Exercisable                                                  299,798                --                 --
     Weighted-average fair value of options
       granted during the year                                   $  9.52                 --                 --

Note J -- Shareholder Rights Plan

     In 1997, the Company adopted a Shareholder Rights Plan designed to discourage partial or two-tier tender offers, which could result in unequal treatment of shareholders. Under the Plan, the right to purchase one share of common stock was distributed for each outstanding share of the Company's common stock. The Plan provides that the Rights become exercisable if a person or group acquires, in a transaction not approved by the Board of Directors, 20% or more of the Company's common stock or commences a tender or exchange offer which would result in a person or group acquiring 20% or more of the Company's common stock. In addition, the Plan permits the Board of Directors to declare a person or group owning 10% or more of the Company's common stock an "Adverse Person," under certain circumstances, which also causes the Rights to become exercisable.

     When exercisable, each Right entitles shareholders to purchase one share of the Company's common stock at a specified exercise price. The Company will be entitled to redeem the Rights at $.005 per Right until a person or group has been declared an "Adverse Person" or the close of business on the tenth business day after a public announcement that a 20% position has been acquired. If a 20% position is acquired, a person or group is declared an "Adverse Person," the Company is acquired or certain other events occur after the Rights become exercisable, each Right will entitle its holder to purchase, for the exercise price, a number of the Company's or acquiring company's common shares having a market value of twice the exercise price. Rights were issued in 1997 to shareholders and

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


will be attached to each share issued thereafter until the Rights become exercisable, expire or are redeemed. Rights expire May 9, 2007, unless extended by the Board of Directors.

Note K -- Earnings Per Share

(In thousands, except per share amounts)                            1999              1998              1997
                                                                ------------    -------------    --------------
Net earnings applicable to common stock and common stock
   equivalents                                                     $20,838           $14,755          $10,079

Basic Earnings per Share:

     Weighted average shares outstanding                            18,057            18,285           18,123

     Earnings Per Share                                            $  1.15           $   .81          $   .56
                                                                ============    =============    ==============
Diluted Earnings per Share:

     Weighted average shares outstanding                            18,057            18,285           18,123

     Net effect of dilutive stock options                               43                89               79
                                                                ------------    -------------    --------------
                                                                    18,100            18,374           18,202

Earnings Per Share                                                 $  1.15           $   .80          $   .55
                                                                ============    =============    ==============

     Options to purchase 131,634, 64,560, and 43,020 shares of common stock were outstanding during 1999 through 1997 respectively, at prices ranging from $10.94 to $14.67. These shares were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note L - Comprehensive Income

The accumulated balances for each classification of comprehensive income are as follows (in thousands):

                                                                                                  Accumulated
                                                      Foreign                 Minimum                Other
                                                      Currency                Pension            Comprehensive
                                                       Items                 Liability               Income
                                                  ----------------     -------------------     -----------------
Balance at January 1, 1997                            $ (3,692)                $  (8)                $ (3,700)
  Net of tax amount                                      1,286)                  (17)                  (1,303)
                                                  ----------------     -------------------     -----------------
Balance at December 31, 1997                            (4,978)                  (25)                  (5,003)
  Net of tax amount                                     (1,116)                 (278)                  (1,394)
                                                  ----------------     -------------------     -----------------
Balance at December 31, 1998                            (6,094)                 (303)                  (6,397)
  Net of tax amount                                     (3,394)                  303                   (3,091)
                                                  ----------------     -------------------     -----------------
Balance at December 31, 1999                          $ (9,488)                $  --                 $ (9,488)
                                                  ================     ===================     =================

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


Note M -- Segment Information

Reporting Segment

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and related disclosures about products and geographic areas.

     The Company manages its business under three similar product groups that are aggregated together as one segment in the global vehicular industry. These groups have similar long-term financial performance and economic characteristics. The products from all three groups utilize similar manufacturing processes. The production of the finished parts from the three focused groups uses similar machining equipment which may be interchanged from group to group. The Company distributes and sells final product to the same type of customers from all its three product groups.

Geographic Segments

     The Company's geographic data for the years ended December 31, 1999, 1998 and 1997 are as follows (In thousands):

                                                                  1999                1998              1997
                                                                ------------     --------------    -------------
Net sales
   North America                                                $  466,651          $ 431,657       $  421,117
   Europe                                                           66,025             64,762           30,401
                                                                ------------     --------------    -------------
   Total                                                        $  532,676          $ 496,419       $  451,518
                                                                ============     ==============    =============
Operating earnings
   North America                                                $   34,970          $  31,342       $   29,474
   Europe                                                            4,018              2,804            1,445
   Restructuring/plant closings                                         --             (2,500)          (8,769)
                                                                ------------     --------------    -------------
                                                                $   38,988          $  31,646       $   22,150
                                                                ============     ==============    =============

Identifiable assets
   North America                                                $  275,901          $ 256,284
   Europe                                                           85,555             84,270
                                                                ------------     --------------
   Total                                                        $  361,456          $ 340,554
                                                                ============     ==============

                            SIMPSON INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


Net sales to major customers were (in thousands):
                                                                  1999                1998              1997
                                                              -------------     --------------     ---------------
General Motors Corporation                                       $77,100             $98,700          $107,500
Delphi Automotive                                                 54,800              25,000            19,000
Ford Motor Company                                                81,300              85,100            88,500
DaimlerChrysler Corporation                                       70,400              61,000            56,500
Consolidated Diesel Company and its parent companies,
   Cummins Engine Company Inc. and Case Corporation
                                                                  52,300              52,400            47,000
Caterpillar Inc.                                                  49,600              41,800            36,100

     In 1999, Delphi Automotive was spun-off from General Motors Corporation and became its own entity. Prior year amounts have been restated to reflect this change. Aggregate receivables for these customers at December 31, 1999 and 1998 approximate the same percent of total receivables as aggregate sales to these customers bear to total sales.

Note N -- Commitments and Contingencies

     The Company has been identified as a potentially responsible party under federal environmental regulations to share in the cost of cleanups at two waste disposal sites along with many other companies. While management believes the Company's responsibility in these matters is minimal, it has established reserves which it believes are adequate to cover potential liabilities.

                            SIMPSON INDUSTRIES, INC.

Condensed Consolidated Balance Sheet (Unaudited)
September 30, 2000 (In thousands)

                                                               Sept 30, 2000
ASSETS                                                          (Unaudited)
                                                                -----------
Current Assets
     Cash and cash equivalents                                  $    7,672
     Accounts receivable                                            82,472
     Inventories                                                    19,157
     Customer tooling in process                                     4,343
     Prepaid expenses and other current assets                      11,291
                                                                ----------
Total Current Assets                                               124,935
Property, Plant and Equipment
     Cost                                                          383,740
     Less Accumulated Depreciation                                 194,424
                                                                ----------
Net Property, Plant and Equipment                                  189,316
Intangible Assets - net                                             41,838
Other Assets                                                         2,117
                                                                ----------
                                                                $  358,206
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Current installment of long-term debt                      $    8,079
     Notes payable                                                  13,797
     Accounts payable                                               55,852
     Compensation and amounts withheld                              11,930
     Taxes, other than income taxes                                  2,503
     Other current liabilities                                       8,160
                                                                ----------
Total Current Liabilities                                          100,321
Long-term debt, excluding current installment                       97,254
Accrued Retirement Benefits and Other                               15,974
Deferred Income Taxes                                               11,094
Minority Interest in Joint Venture                                     462
Shareholders' Equity                                               133,101
                                                                ----------
                                                                $  358,206

     See accompanying notes to condensed consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.


Condensed Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share amounts)

Periods Ended September 30, 2000 and 1999

                                                            Three Months                     Nine Months
                                                        2000             1999            2000            1999
                                                    -----------        ----------     -----------     ----------
Net sales                                           $  116,468         $  124,220     $  399,605      $  396,721
Costs and expenses:
     Cost of products sold                             108,903            114,382        360,108         356,382
     Administrative and selling                          3,543              3,201         10,333           8,725
     Amortization                                          485                508          1,538           1,533
                                                    -----------        ----------     -----------     ----------
                                                       112,931            118,091        371,979         366,640
                                                    -----------        ----------     -----------     ----------
Operating Earnings                                       3,537              6,129         27,626          30,081
Investment and other income (loss) - net                  (276)               177           (617)             68
Interest expense                                        (2,434)            (2,178)        (6,960)         (6,494)
                                                    -----------        ----------     -----------     ----------
Earnings Before Income Taxes                               827              4,128         20,049          23,655
Income taxes                                              (363)             1,278          6,365           8,113
                                                    -----------        ----------     -----------     ----------
Net Earnings                                        $    1,190         $    2,850     $   13,684      $   15,542
                                                    ===========        ==========     ===========     ==========
Comprehensive Income (Loss) - net                   $   (3,175)        $    3,836     $    8,721      $   11,141
                                                    ===========        ==========     ===========     ==========
Basic Earnings Per Share                            $      0.07        $     0.16     $     0.77      $     0.86
Diluted Earnings Per Share                          $      0.07        $     0.16     $     0.76      $     0.86
Cash dividends per share                            $      0.10        $     0.10     $     0.30      $     0.30
Average number of common equivalent shares:
     Basic                                           17,874,139       18,033,679      17,884,865      18,081,394
     Diluted                                         17,874,424       18,098,532      17,896,626      18,119,294

     See accompanying notes to condensed consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)
9 Months ended September 30, 2000 and 1999 (In thousands)

                                                                               2000                  1999
                                                                               ----                  ----
OPERATING ACTIVITIES
Net earnings                                                                 $  13,684             $ 15,542
Depreciation and amortization                                                   21,587               20,800
Provision for deferred income taxes                                              4,036                  753
Other                                                                              302                  540
Changes in operating assets and liabilities                                     (6,687)             (13,876)
                                                                             ------------        ------------
Cash Provided By Operating Activities                                           32,922               23,759

INVESTING ACTIVITIES
Capital expenditures                                                           (28,466)             (29,604)
Proceeds from disposal of property and equipment                                    35                  789
                                                                             ------------        ------------
Cash Used In Investing Activities                                              (28,431)             (28,815)

FINANCING ACTIVITIES
Cash dividends paid                                                             (5,364)              (5,425)
Notes payable, net                                                               2,889               10,400
Proceeds (repayments) of long-term debt, net                                        67                 (184)
Cash used in stock transactions, net                                              (949)              (1,485)
                                                                             ------------        ------------
Cash (Used In) Provided By Financing Activities                                 (3,357)               3,306
Effect of foreign currency exchange rate changes                                  (824)               1,322
                                                                             ------------        ------------
Increase (Decrease) in Cash and Cash Equivalents                                   310                 (428)
Cash and Cash Equivalents at beginning of period                                 7,362                6,145
                                                                             ------------        ------------
Cash and Cash Equivalents at End of Period                                   $   7,672             $  5,717
                                                                             ============        ============
Supplemental Disclosures
     Cash paid during the period for:
          Interest                                                           $   7,643             $  6,208
          Income Taxes                                                           8,162                7,744

     See accompanying notes to condensed consolidated financial statements.

                            SIMPSON INDUSTRIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)





Note 1.  Significant Accounting Principles

     The accompanying unaudited consolidated financial statements of Simpson Industries, Inc. (Company) have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the period ended September 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

Note 2.  Lines of Credit

     The Company maintains credit lines that allow for borrowings of up to $25 million under a five-year agreement and up to $50 million under a 364-day agreement. At September 30, 2000, there were no borrowings outstanding under the 364-day agreement, and $21.6 million outstanding under the five-year agreement. At September 30, 2000, $10 million of the borrowings under the five-year agreement are classified as long-term based on management's intent and ability to maintain this level of borrowing for a period in excess of one year.

Note 3.  Proposed Merger of Company

     The Company has entered into a definitive agreement to merge with an affiliate of Heartland Industrial Partners, L.P. Under the terms of the agreement, each shareholder of the Company is expected to receive $13.00 in cash per share at the closing. The value of the transaction, including the assumption of debt, is estimated to be approximately $350 million.

================================================================================








                              Metaldyne Corporation




                                 464,785 Shares




                                  Common Stock




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                                   PROSPECTUS

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                                 May 7, 2001